Exhibit 99.2

TRANSACTION AGREEMENT

by and among

BESPOKE CAPITAL ACQUISITION CORP.,

VINTAGE WINE ESTATES, INC.,

VWE ACQUISITION SUB INC.,

BESPOKE SPONSOR CAPITAL LP
solely for the limited purposes herein set forth,

and

DARRELL D. SWANK
solely in the capacity of Seller Representative

Dated February 3, 2021

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 (continued)

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(continued)

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 (continued)

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Transaction AGREEMENT

This TRANSACTION AGREEMENT (this “Agreement”), dated February 3, 2021, is among Bespoke Capital Acquisition Corp., a Toronto Stock Exchange (“TSX”) listed special purpose acquisition corporation incorporated under the Laws of the Province of British Columbia (and, after the Domestication, Vintage Wine Estates, Inc., a Nevada corporation) (“Parent”), VWE Acquisition Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), Vintage Wine Estates, Inc., a California corporation (the “Company”), solely for the purpose of Sections 1.2(a)(ii) and 2.7 and Article VIII, Bespoke Sponsor Capital LP, a Cayman Islands limited partnership (“Sponsor”), and, solely in the capacity as the representative from and after the Effective Time of the Company Shareholders in accordance with the terms and conditions of this Agreement, Darrell D. Swank (“Seller Representative”). Parent, Merger Sub, the Company, Sponsor (solely with respect to the provisions specified above) and Seller Representative (solely with respect to such capacity) are collectively referred to herein as the “Parties” and, each, a “Party.” Capitalized terms used in this Agreement but not defined herein have the respective meanings given them in Annex A.

RECITALS

A.           Parent is a publicly traded special purpose acquisition company formed for the purpose of effecting an acquisition of one or more businesses or assets.

B.           Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement, the Delaware General Corporation Law (the “DGCL”) and the California General Corporation Law (the “CGCL”).

C.           At the Closing, immediately prior to the Merger, Parent will continue out of the Province of British Columbia into the State of Nevada and domesticate as a Nevada corporation (the “Domestication”) in accordance with Section 92A.270 of the Nevada Revised Statutes (“NRS”) and Section 308 of the Business Corporations Act (British Columbia) (“BCBCA”).

D.           The board of directors of Parent (the “Parent Board”) has determined that this Agreement, the Domestication, the Merger and the other Transactions are in the best interests of Parent and the board of directors of Merger Sub has determined that this Agreement, the Merger and the other Transactions are fair and advisable to, and in the best interests of, Merger Sub and Parent as its sole shareholder.

E.            The Parent Board has approved the Merger and the other Transactions and desires to adopt this Agreement as the sole shareholder of Merger Sub and has determined to recommend that its shareholders (“Parent Shareholders”) adopt, authorize and approve the Domestication and, if necessary under listing requirements, the Merger and the other Transactions.

F.           The board of directors of the Company (the “Company Board”) has determined that this Agreement, the Merger and the other Transactions are in the best interests of the Company and its shareholders (the “Company Shareholders”).

G.           The Company Board has approved the Merger and the other Transactions and adopted this Agreement and has determined to recommend that the Company Shareholders adopt, authorize and approve this Agreement, the Merger and the other Transactions.

H.           Concurrently with the execution of this Agreement, (a) Parent, the Company and Sponsor, in its capacity as a stockholder of Parent, are entering into a support agreement in the form attached hereto as Exhibit A (the “Founder Support Agreement”), pursuant to which Sponsor agreed, among other things, to vote in favor of each of the Parent Resolutions and (b) Sponsor, Parent, the Company, certain Company Shareholders and various other parties thereto, are entering into a voting and support agreement in the form attached hereto as Exhibit B (the “Company Support Agreement”), pursuant to which such Company Shareholders agreed, among other things, to vote or consent to the adoption of this Agreement the approval of the Merger and the other Transactions.

I.             In connection with the Transactions, Parent is obligated under the terms of its Articles (the “BC Parent Articles”) to provide the Parent Public Shareholders the option to have their Class A Restricted Voting Shares redeemed for the consideration, on the terms and subject to the conditions and limitations set forth in the Final IPO Prospectus and the BC Parent Articles (the “Redemption Right”).

J.            At the Closing, Parent, Sponsor and the Company Shareholders will enter into the Investor Rights Agreement providing for, among other things, the voting agreements, registration rights and certain restrictions contained therein in substantially the form attached hereto as Exhibit C (the “Investor Rights Agreement”).

K.           Concurrently with the execution of this Agreement, each of the Key Employees is entering into an Employment Agreement with Parent, subject to the occurrence of the Closing.

L.            Concurrently with the execution of this Agreement, the Specified Company Shareholder is entering into a Restrictive Covenant Agreement with the Company, subject to the occurrence of the Closing.

NOW, THEREFORE, the Parties, in consideration of the representations, warranties and covenants contained in this Agreement, agree as follows:

Article I
Closing Transactions

1.1          Closing. The closing (the “Closing”) of the Merger and other transactions contemplated hereby and by the Ancillary Agreements (collectively, the “Transactions”) will take place remotely by the electronic exchange of documentation under procedures to be agreed by Parent and the Company, each acting reasonably, or, if they are unable so to agree, at the offices of Jones Day, 250 Vesey Street, New York, New York, at 10:00 a.m. (New York City, New York time) no later than the second Business Day following the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) (the “Closing Date”).

1.2          Closing Transactions.

(a)          At the Closing, the Parties will cause the following actions and transactions to be taken or completed in the following order on the terms and subject to the conditions of this Agreement:

(i)            Class A Restricted Voting Shares held by BCAC Dissenting Shareholders who duly exercised their BCAC Dissent Rights will be transferred to Parent and such BCAC Dissenting Shareholders will cease to have any rights as Parent Public Shareholders other than the right to be paid the fair value for their Class A Restricted Voting Shares by Parent.

(ii)           Sponsor will surrender to Parent for cancellation (A) 3,000,000 Founder’s Shares and (B) 4,000,000 Founder’s Warrants.

(iii)          The Domestication will become effective, whereupon (A) each Class A Restricted Voting Share and each Founder’s Share (other than those surrendered pursuant to Section 1.2(a)(ii)) will be converted into one NV Parent Common Share, (B) each Founder’s Warrant (other than those surrendered pursuant to Section 1.2(a)(ii)) and each Parent Public Warrant will continue and remain outstanding as one NV Parent Warrant, (C) Parent will file articles of incorporation with the Secretary of State of Nevada (in substantially the form attached hereto as Exhibit D, the “NV Parent Charter”) and adopt bylaws in substantially the form attached hereto as Exhibit E (collectively, the “NV Parent Organizational Documents”), each reflecting “Vintage Wine Estates, Inc.” as Parent’s corporate name, and (D) the Parent 2021 Omnibus Incentive Plan in substantially the form attached hereto as Exhibit F (the “Omnibus Incentive Plan”), which will reserve a number of NV Parent Common Shares for future awards representing at least 10% of the outstanding NV Parent Common Shares immediately following the Effective Time, as previously approved by the Parent Board will become effective (the events set forth in this Section 1.2(a)(iii), the “Domestication Events”).

(iv)          NV Parent Common Shares held by Parent Public Shareholders who duly elected to redeem their Parent Public Shares pursuant to the Redemption Right will be redeemed and cancelled and such Parent Public Shareholders will cease to have any rights as shareholders of Parent other than the right to be paid the redemption amount of their Class A Restricted Voting Shares in accordance with the BC Parent Articles.

(b)          At the Closing, and following the actions and transactions described in Section 1.2(a), the Parties will cause the following actions and transactions to be taken or completed in the following order on the terms and subject to the conditions of this Agreement:

(i)            Parent will deposit (or cause to be deposited) with the Exchange Agent the Merger Consideration less the Adjustment Escrow Deposit (the “Closing Merger Consideration”).

(ii)           Parent will deposit (or cause to be deposited) with the Exchange Agent the Adjustment Escrow Deposit.

(iii)          The Merger Filings will be executed and filed in accordance with the DGCL and CGCL as set forth in Section 1.4.

(iv)           Immediately following the Effective Time, the Parent Board will be composed of the individuals set forth in Section 5.17.

(v)           Parent will pay, on behalf of the Company, (a) the Series B Preference Amount to the Series B Shareholder in full satisfaction of any dividend and liquidation preference amounts unpaid as of the Closing Date and (b) the Remaining Cash Amount in exchange for the Repurchased Shares pursuant to the terms of Section 5.18.

1.3          The Merger. On the terms and subject to the conditions in this Agreement and in accordance with applicable Law, at the Effective Time, Merger Sub will merge with and into the Company, with the Company being the surviving entity (the “Surviving Company”). Upon consummation of the Merger, the separate corporate existence of Merger Sub will thereupon cease and the Surviving Company will continue its corporate existence as a Subsidiary of Parent.

1.4          Effective Time. At the Closing, the Parties will (a) cause the Merger to be consummated by filing (a) a certificate of merger pursuant to Sections 1103 and 1108(c) of the CGCL with the Secretary of State of California and (b) a certificate of merger pursuant to Section 252(c) of the DGCL with the Secretary of State of Delaware (collectively, the “Merger Filings”, and the date and time of the filing of the Merger Filings, or such later time as is specified in the Merger Filings as is agreed to by the Parties, the “Effective Time”).

1.5          Effects of the Merger. The Merger will have the effects set forth in this Agreement, the Merger Filings, the CGCL, the DGCL and any other applicable Law.

1.6          Organizational Documents. At the Effective Time the Articles of Incorporation of the Surviving Company will be amended and restated to be in substantially the form attached hereto as Exhibit G and the bylaws of the Surviving Company will be the bylaws of the Company (collectively, the “Amended Company Organizational Documents”) until thereafter amended in accordance with applicable Law.

1.7          Directors and Officers of the Surviving Company. The directors and officers of the Company immediately prior to the Closing will be the directors and officers of the Surviving Company immediately after the Effective Time, each to hold office until his or her respective successor is duly elected or appointed and qualified, or his or her earlier death, resignation or removal, in accordance with the Amended Company Organizational Documents and applicable Law.

1.8          Stock Exchange Listing. The NV Parent Common Shares and the NV Parent Warrants will be authorized for listing on both the TSX and NASDAQ.

Article II
MERGER CONSIDERATION

2.1          Effect on Capital Stock Held by the Company. On the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any other Person, any Company Shares then held by the Company (or held in the Company’s treasury which, for purposes of clarity, will include any Repurchased Shares) (“Excluded Shares”) will be canceled and retired and cease to exist, and no consideration will be delivered in exchange therefor.

2.2          Effect on Capital Stock of Merger Sub. Each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of Parent, Merger Sub, the Company or any other Person, be converted on a one-to-one basis into and become shares of common stock of the Surviving Company (and the shares of Surviving Company into which the shares of Merger Sub capital stock are so converted will be the only shares of the Surviving Company’s capital stock that are issued and outstanding immediately after the Effective Time).

2.3          Treatment of Company Shares. Each Company Share issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and Excluded Shares) will be automatically cancelled and extinguished and converted into the right to receive (a) the Per Share Merger Consideration less the Per Share Adjustment Escrow Deposit and (b) a contingent right to receive, if and when payable hereunder, (i) the Per Share Adjustment Escrow Release and (ii) the Per Share Earnout Shares.

2.4          Stock Options.

(a)          At the Effective Time, each then-outstanding option (each, a “Company Stock Option”) to purchase Company Shares granted under the Company’s 2015 Equity Incentive Plan (the “Company Stock Option Plan”), whether vested or unvested, that is outstanding immediately prior to the Effective Time will be cancelled and, in exchange therefor, Parent will, or will cause the Surviving Company to, pay to each former holder of any such cancelled Company Stock Option as soon as practicable (but in no event more than five business days) following the Effective Time an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the excess of the deemed fair market value per Company Share represented by the Per Share Merger Consideration over the exercise price per Company Share under such Company Stock Option multiplied by (ii) the number of Company Shares subject to such Company Stock Option; provided, that if the exercise price per Company Share of any such Company Stock Option is equal to or greater than the Per Share Merger Consideration, such Company Stock Option will be cancelled without any cash payment being made in respect thereof.

(b)          Prior to the Effective Time, the Company will adopt such resolutions as may be reasonably required to effectuate the provisions of this Section 2.4 and to terminate the Company Stock Option Plan upon the Effective Time, and will deliver all required notices to each holder of Company Stock Options setting forth each holder’s rights pursuant to the Company Stock Option Plan, stating that such Company Stock Options will be treated in the manner set forth in this Section 2.4. Prior to the Effective Time, the Company will use its Commercially Reasonable Efforts to cause each holder of Company Stock Options to execute an option cancellation agreement, substantially in the form agreed to between Parent and the Company prior to the date of this Agreement; provided that, for the avoidance of doubt, any Company Stock Options for which an option cancellation agreement is not executed prior to the Effective Time will nevertheless automatically terminate as of the Effective Time pursuant to Section 11(a) of the Company Stock Option Plan.

2.5          Company Shareholder Allocation Schedule. At least five Business Days prior to the anticipated Closing Date, the Company will deliver to Parent a schedule setting forth each Company Shareholder as of the Closing, such Company Shareholder’s respective percentage of the Merger Consideration (and the number of NV Parent Common Shares such Company Shareholder is entitled to receive pursuant to Section 2.3(a)) and respective percentage of the Earnout Shares (the “Company Shareholder Allocation Schedule”), which, in each case, will be calculated on a pro rata basis based on the number of Common Shares, excluding Excluded Shares, held by each such Company Shareholder (provided, however, that any Earnout Shares payable to a Company Shareholder who has waived such right on or prior to the date of this Agreement will be reallocated to the other Company Shareholders pro rata excluding, for the avoidance of doubt, any Excluded Shares, as will be reflected on the Company Shareholder Allocation Schedule). The Company Shareholder Allocation Schedule will identify Dissenting Shares and Repurchased Shares, if any. If there is any change to Company Shareholder Allocation Schedule between the time of such delivery and the Closing, the Company will promptly deliver an updated Company Shareholder Allocation Schedule to Parent.

2.6          Issuance of Merger Consideration.

(a)          No Issuance of Fractional Shares. No fractional NV Parent Common Shares will be issued pursuant to the Merger (including the Earnout Shares), and instead any such fractional share that would otherwise be issued will be rounded down to the nearest whole share (subject to Section 2.8(b)).

(b)          Exchange Fund. Pursuant to the Adjustment Escrow and Exchange Agent Agreement, at the Effective Time, the Exchange Agent will be appointed as exchange agent. At the Closing, Parent will deposit, or will cause to be deposited, with the Exchange Agent for the benefit of the Company Shareholders, for exchange in accordance with this Section 2.6, the number of NV Parent Common Shares sufficient to deliver the Closing Merger Consideration payable pursuant to this Agreement (such NV Parent Common Shares, the “Exchange Fund”). Parent will cause the Exchange Agent to pay the Closing Merger Consideration out of the Exchange Fund in accordance with the Company Shareholder Allocation Schedule and the other applicable provisions contained in this Agreement. For the avoidance of doubt, and pursuant to the Company Shareholder Allocation Schedule, the NV Parent Common Shares deposited with the Exchange Agent with respect to Dissenting Shares will not be paid out of the Exchange Fund to a holder of Dissenting Shares unless and until such holder of Dissenting Shares withdraws such demand for appraisal or loses the right of appraisal (the “Appraisal Failure”), at which time Parent will instruct the Exchange Agent to deliver to such Company Shareholder, with respect to each Dissenting Share held by it, (i) to the extent the Appraisal Failure occurs prior to the determination of the Final Merger Consideration, the Per Share Merger Consideration less the Per Share Adjustment Escrow Deposit and (ii) to the extent the Appraisal Failure occurs subsequent to the determination of the Final Merger Consideration, the Per Share Merger Consideration, less the Per Share Adjustment Escrow Deposit, and plus the Per Share Adjustment Escrow Release, if any. The Exchange Fund will not be used for any other purpose other than as contemplated by this Agreement.

(c)          Exchange Procedures. As soon as practicable following the Effective Time, and in any event within five Business Days following the Effective Time, Parent will cause the Exchange Agent to deliver to each Company Shareholder, as of immediately prior to the Effective Time, represented by certificate or book entry, a letter of transmittal and instructions for use in exchanging such Company Shareholder’s Company Shares for such Company Shareholder’s applicable portion of the Closing Merger Consideration from the Exchange Fund (a “Letter of Transmittal”), and promptly following receipt of a Company Shareholder’s properly executed Letter of Transmittal, deliver such Company Shareholder’s applicable portion of the Closing Merger Consideration to such Company Shareholder.

(d)          Termination of Exchange Fund. Any portion of the Exchange Fund relating to the Merger Consideration and any amounts released to the Exchange Agent pursuant to Section 2.7(d) that remains undistributed to the Company Shareholders for one year after the determination of the Final Merger Consideration will be delivered to Parent, upon demand, and any Company Shareholders who have not complied with this Section 2.6 will thereafter look only to Parent for (i) their portion of the Closing Merger Consideration and (ii) their portion of any amounts released to the Exchange Agent pursuant to Section 2.7(d). Any portion of the Exchange Fund remaining unclaimed by the Company Shareholders as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

(e)          No Liability. The Parties agree that Parent will be entitled to rely conclusively on information set forth in the Company Shareholder Allocation Schedule and any amounts delivered by or on behalf of Parent to an applicable Company Shareholder in accordance with the Company Shareholder Allocation Schedule will be deemed for all purposes to have been delivered to the applicable Company Shareholder in full satisfaction of the obligations of Parent under this Agreement and Parent will not be responsible or liable for the calculations or the determinations regarding such calculations set forth therein.

2.7          Merger Consideration Adjustments.

(a)          Five Business Days prior to the anticipated Closing Date, the Company will deliver to Parent a statement (the “Pre-Closing Statement”) containing good faith estimated calculations of (i) the Total Net Debt (the “Estimated Total Net Debt”) and (ii) Closing Net Working Capital (the “Estimated Closing Net Working Capital”), together with a calculation of the Estimated Merger Consideration Amount and all underlying documentation supporting the calculations set forth in the Pre-Closing Statement reasonably sufficient for Sponsor to validate the Company’s computations of the amounts set forth therein. Parent may submit any questions or objections in writing to the Company until 5:00 p.m. Eastern Time on the Business Day prior to the anticipated Closing Date and the Company will cooperate in good faith with Parent to revise the Estimated Merger Consideration Amount to reflect the mutual agreement of the Company and Parent. If Parent does not submit any questions or objections within such period or the Parties are unable to mutually agree to such revisions, then the Pre-Closing Statement will be in the form initially provided by the Company. No comments delivered by Parent, or Parent’s failure to deliver any comments, will be deemed to constitute any waiver or release of any of Parent’s (or Sponsor’s) rights under this Agreement. The Company will make its financial records reasonably available to Parent and its accountants and other representatives at reasonable times at any time during the review by Parent of the Pre-Closing Statement and related calculations.

(b)          The Base Merger Consideration will be (i) increased at a rate of one NV Parent Common Share for each $10 increment that Estimated Merger Consideration Amount is greater than the Base Merger Consideration Amount and (ii) decreased at a rate of one NV Parent Common Share for each $10 increment that the Estimated Merger Consideration Amount is less than the Base Merger Consideration Amount (such adjusted Base Merger Consideration, the “Merger Consideration”). Any adjustment to the Base Merger Consideration pursuant to this Section 2.7 will be made in NV Parent Common Shares and no adjustment will be made for any divergence that is in an amount of $9.99 or less.

(c)          No later than 60 days after the Closing Date, Sponsor will prepare and deliver to Seller Representative (i) a statement calculating the Merger Consideration, including a calculation of Total Net Debt and Closing Net Working Capital, as of the Measurement Time, (ii) Sponsor’s calculations with respect to any proposed changes to the Pre-Closing Statement (the items described in clause (i) and this clause (ii) collectively, the “Closing Statement”), and (iii)  underlying documentation supporting the calculations set forth in the Closing Statement reasonably sufficient for Seller Representative to validate Sponsor’s computations of the amounts set forth therein. For the avoidance of doubt, it is agreed that the Closing Statement will not include any purchase accounting or similar accounting adjustment arising by reason of the consummation of the Transactions. Sponsor will reasonably cooperate with Seller Representative in connection with its review of the Closing Statement or any dispute related thereto, including providing on a timely basis all other information reasonably necessary or useful in connection with the review of the Closing Statement as is reasonably requested by Seller Representative. From and after the Closing, until the determination of the Final Merger Consideration in connection with this Section 2.7, Parent, the Company and Seller Representative will permit reasonable access to the books, records (including work papers, schedules, memoranda and other documents), properties, premises, work papers, personnel and other information of Parent, the Company and its Subsidiaries to permit Sponsor to prepare the Closing Statement and reasonably cooperate with Sponsor in its preparation of the Closing Statement or with any disputed related thereto.

(d)          Seller Representative must, within 30 days following its receipt of the Closing Statement, accept or reject the Closing Statement (or any calculation therein) submitted by Sponsor. If Seller Representative disagrees with the Closing Statement (or any calculation therein), Seller Representative must give written notice to Sponsor of such dispute and the reasons therefor within such 30-day period (which may include the non-receipt of information necessary to validate Sponsor’s calculations). Should Seller Representative fail to notify Sponsor of a dispute within such 30-day period, Seller Representative will be deemed to agree with Sponsor’s calculation. In the event there is a dispute, Sponsor and Seller Representative will attempt to reconcile their differences, and any resolution by them as to any disputed amounts will be final, binding and conclusive on all Parties and Sponsor. If Sponsor and Seller Representative are unable to reach a resolution with such effect within 30 days after the receipt by Sponsor of Seller Representative’s written notice of dispute, Sponsor and Seller Representative will submit the items remaining in dispute for resolution to Ernst & Young LLP or, if Ernst & Young LLP is unwilling or unable to serve, by a nationally recognized U.S. headquartered accounting firm mutually agreed upon by Sponsor and Seller Representative (such identified or selected firm, the “Independent Accountant”) ; provided, however, that, if and to the extent that the disputed items relate to the interpretation of the Parties’ legal rights or obligations under this Agreement or the Ancillary Agreements rather than financial or accounting matters, and the Independent Accountant requests in writing that those matters be determined for it, then unless Parent and Seller Representative otherwise agree, such disputed item or items will instead be resolved pursuant to Section 8.6(b) (with any dispute as to whether a disputed item is legal or financial- or accounting-related in nature to be resolved by the Independent Accountant). The Independent Accountant will act as an arbitrator, not an auditor, and Seller Representative and Sponsor will use Commercially Reasonable Efforts to cause the Independent Accountant to render its decision as to all matters in dispute (and only such matters) and the determination of the Merger Consideration within 30 days after such dispute is referred to the Independent Accountant. Within ten days after the Independent Accountant has been retained, Sponsor and Seller Representative will furnish, at their own expense, to the Independent Accountant a written statement of their position with respect to each matter in dispute. Within five days after such ten-day period, Sponsor and Seller Representative may deliver to the Independent Accountant and to each other their response to the other’s position on each matter in dispute. With each submission, Sponsor and Seller Representative may also furnish the Independent Accountant such other information and documents as either of them deems relevant or such other information or documents as may be requested by the Independent Accountant. Sponsor and Seller Representative will give each other copies of any written submissions at the same time as they are submitted to the Independent Accountant. In making its determination, the Independent Accountant (i) will not have the power to modify or amend any term of this Agreement, (ii) will make its determination based solely on the information presented to it by Sponsor and Seller Representative and will not undertake any independent review, (iii) will be bound by the terms of this Agreement, including the Accounting Principles, and (iv) will not assign a value to any item higher than the highest value for such item claimed by Sponsor or Seller Representative or less than the lowest value claimed by either of them. The Company (on behalf of Seller Representative) will bear all costs and expenses reasonably incurred in connection with such arbitration, except that the fees and expenses of the Independent Accountant hereunder will be borne by Sponsor, on the one hand, and the Company Shareholders, on the other hand, in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accountant that is unsuccessfully disputed by each such party (as finally determined by the Independent Accountant) bears to the total amount of such remaining disputed items so submitted. The Company will pay such fees and expenses, but any such amounts to be borne by the Company Shareholders pursuant to the foregoing sentence will be treated as an increase to Total Net Debt, and any such amounts to be borne by Sponsor pursuant to the foregoing sentence will be treated as a deduct to Total Net Debt. For the avoidance of doubt, the calculation of Total Net Debt for purposes of determining Final Merger Consideration will be adjusted accordingly. This provision for resolution of any dispute will be specifically enforceable by the Parties (including Seller Representative) and Sponsor and the decision of the Independent Accountant in accordance with the provisions hereof will be final and binding with respect to the matters so resolved and there will be no right of appeal therefrom.

(e)          The Closing Statement will be deemed final for the purposes of this Agreement upon the earliest of (i) the failure of Seller Representative to notify Sponsor of a dispute within 30 days after Sponsor’s delivery of the Closing Statement to Seller Representative, (ii) the resolution of all disputes, pursuant to Section 2.7(d), by Seller Representative and Sponsor, and (iii) the resolution of all disputes pursuant to Section 2.7(d) by the Independent Accountant, if applicable.

(f)           Upon finalization of the Closing Statement and the Merger Consideration (as finalized, the “Final Merger Consideration”), the following adjustments will be made:

(i)            If the Final Merger Consideration shown on the Closing Statement as so finally determined in accordance with Section 2.7 is greater than the Merger Consideration (the amount of such difference being the “Merger Consideration Surplus”), then Parent and Sponsor will cause the Exchange Agent to pay or cause to be paid, within three Business Days of the finalization of the Closing Statement to the Company Shareholders in accordance with the Company Shareholder Allocation Schedule, the Adjustment Escrow Deposit and Parent will pay the Merger Consideration Surplus to the Exchange Agent to be distributed in accordance with the Company Shareholder Allocation Schedule (such Merger Consideration Surplus to consist of one NV Parent Common Share for every $10 increment, and provided that no adjustment will be made for any divergence that is in an amount of $9.99 or less, subject to Section 2.8(b)).

(ii)           If the Final Merger Consideration shown on the Closing Statement as so finally determined in accordance with Section 2.7 is less than the Merger Consideration (the amount of such difference being the “Merger Consideration Deficit”), then Sponsor and the Surviving Company will cause the Exchange Agent to pay or cause to be paid, within three Business Days of the finalization of the Closing Statement, (A) to Sponsor such Merger Consideration Deficit (such Merger Consideration Deficit to consist of one NV Parent Common Share for every $10 increment, and provided that no adjustment will be made for any divergence that is in an amount of $9.99 or less, subject to Section 2.8(b)) and (B) to the Company Shareholders the remaining Adjustment Escrow Deposit, if any, to be distributed in accordance with the Company Shareholder Allocation Schedule. To the extent the Merger Consideration Deficit exceeds the Adjustment Escrow Deposit, Parent will be entitled to redeem NV Parent Common Shares from the Company Shareholders pursuant to the terms of the Investor Rights Agreement.

2.8          Other Adjustments.

(a)          If at any time during the period between the date of this Agreement and the Effective Time, and between the date of this Agreement and the calculation of the Final Merger Consideration, any change in the capitalization of Parent occurs as a result of any reclassification, recapitalization, split (including a reverse split) or combination, exchange or readjustment of interests, or any dividend or distribution is declared with a record date during such period, then the Merger Consideration and the Final Merger Consideration will be equitably adjusted to reflect such change.

(b)          To the extent that (i) any fractional NV Parent Common Share would have been issued pursuant to Section 2.6(a) in the Merger but for the rounding-down mechanism specified in Section 2.6(a) and (ii) such fractional NV Parent Common Share, when combined with any fractional NV Parent Common Share which would be paid or released to the Company Shareholders pursuant to Section 2.7(f) but for the rounding-down mechanism in Section 2.7(f), yields a whole NV Parent Common Share, such whole NV Parent Common Share will also be paid or released to the applicable Company Shareholder in connection with any payments or releases contemplated by Section 2.7(f).

(c)          In addition to the foregoing adjustments and the adjustments contemplated by Section 2.7, the Merger Consideration or the Final Merger Consideration (as applicable) will be subject to further downward adjustment pursuant to Section 5.23(b)(iii).

2.9          Contingent Payments.

(a)          If at any point during the Earnout Period, (i) the closing share price per NV Parent Common Share on the NASDAQ or TSX is at or above $15 (but below $20) (the “First Target Price”) on 20 trading days out of 30 consecutive trading days on such stock exchange or (ii) Parent consummates a Change in Control, which will result in the shareholders of Parent having the right to exchange their shares for cash, securities or other property having a value equaling or exceeding $15 (but below $20) per share, Parent will issue an aggregate of 50% of the Earnout Shares to the Company Shareholders in accordance with the Company Shareholder Allocation Schedule, provided that any issuance pursuant to Section 2.9(a)(ii) will be no later than immediately prior to the closing of such Change in Control.

(b)          If at any point during the Earnout Period, (i) the closing share price per NV Parent Common Share on the NASDAQ or TSX is at or above $20 (the “Second Target Price,” and together with the First Target Price, the “Target Prices”) on 20 trading days out of 30 consecutive trading days on such stock exchange or (ii) Parent consummates a Change in Control, which results in the shareholders of Parent having the right to exchange their shares for cash, securities or other property having a value equaling or exceeding $20 per share, Parent will issue (A) to the extent the event set forth in Section 2.9(a) has not previously occurred and no Earnout Shares have previously been issued thereunder, an aggregate of 100% of the Earnout Shares and (B) to the extent the event set forth in Section 2.9(a) has previously occurred, and Earnout Shares were previously issued thereunder, an aggregate of 50% of the Earnout Shares, in each case to the Company Shareholders in accordance with the Company Shareholder Allocation Schedule, provided that any issuance pursuant to Section 2.9(b)(ii) will be no later than immediately prior to the closing of such Change in Control.

(c)          For the avoidance of doubt, in no event will the Company Shareholders be entitled to receive, in the aggregate, NV Parent Common Shares in excess of the Earnout Shares pursuant to this Section 2.9.

(d)          The Earnout Shares and Target Prices will be adjusted appropriately to reflect any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into NV Parent Common Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the NV Parent Common Shares, occurring on or after the date hereof and prior to the time any such Earnout Shares are delivered to the Company Shareholders. It is the intent of the Parties that such adjustments will be made in order to provide to the Company Shareholders the same economic effect as contemplated by this Agreement as if no change with respect to the NV Parent Common Shares had occurred.

(e)          Upon the consummation of any Change in Control during the Earnout Period, other than as set forth in Section 2.9(a) or Section 2.9(b), Parent will have no further obligations pursuant to this Section 2.9.

2.10        Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, each outstanding Company Share held by a Company Shareholder that is entitled to demand appraisal pursuant to Section 1300 of the CGCL who has not voted in favor of the Merger, consented thereto in writing or contractually waived its rights to appraisal (including by executing and delivering a Letter of Transmittal) and who has properly demanded appraisal for such shares in accordance with all of the relevant provisions of Section 1300 of the CGCL (each such share a “Dissenting Share”), will not be converted into or represent a right to receive payments under this Article II. Holders of Dissenting Shares will be entitled only to such rights as are granted by the applicable provisions of the CGCL. The Company will give Parent (a) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other related instruments served pursuant to the CGCL and received by the Company and (b) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the CGCL. The Company will not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demand for appraisal or settle or offer to settle any such demand.

2.11        Tax Treatment.

(a)          The Domestication will be treated as a reorganization described in Section 368(a)(1)(F) of the Code, and the Merger is intended to qualify as a tax-free reorganization under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code (the “Intended Tax Treatment”). The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations. None of the Parties or their respective Affiliates will knowingly take or knowingly cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action that would reasonably be expected to prevent qualification for such Intended Tax Treatment. The Parties will (i) file and retain such information as will be required under Section 1.368-3 of the United States Treasury Regulations and (ii) file all Tax Returns consistently with the Intended Tax Treatment unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar U.S. state, local or non-U.S. Law) or a change in applicable Law. Each of the Parties agrees to use its respective Commercially Reasonable Efforts to promptly notify the other Parties of any challenge to the Intended Tax Treatment by any Governmental Entity.

(b)          In the event that the Transactions would reasonably be likely to fail to qualify for the Intended Tax Treatment, the Parties agree (i) to cooperate in good faith to explore such modifications to the structure or alternative structures as would permit the Transactions to qualify for the Intended Tax Treatment and (ii) to the extent the Parties agree to pursue any such modification or alternative structure in the exercise of their reasonable discretion, the Parties will enter into an appropriate amendment to this Agreement to reflect such modification or alternative structure; provided, however, that any actions taken pursuant to this Section 2.11(b) will not (A) prevent, delay or impede the Closing or (B) impose any unreimbursed cost on any Party without the consent of such Party.

2.12        Withholding. Notwithstanding any provision contained herein to the contrary, Parent will be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any applicable Law. If Parent so withholds amounts and remits such amounts to the applicable Governmental Entity, such amounts so withheld and remitted will be treated for all purposes of this Agreement as having been paid to such Person. If Parent determines that any deduction or withholding is required for payments other than amounts treated as compensation, Parent will provide such Person from whom it intends to effect such withholding written notice of its intention to deduct or withhold such amounts prior to the applicable payment and cooperate in good faith with any reasonable request (which does not cause any unnecessary delay in payments) by such Person to mitigate any such requirement to the extent permitted by applicable Law.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Disclosure Letter (which qualifies (a) the numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants as to which its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), the Company represents and warrants as of the date hereof as set forth below:

3.1          Organization, Good Standing and Qualification. The Company and each of its Subsidiaries (a) is duly organized, validly existing and in good standing or is subsisting (with respect to jurisdictions that recognize the concept of good standing or subsisting) under the Laws of its state of formation, (b) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and (c) is qualified to do business and is in good standing or subsisting (with respect to jurisdictions that recognize the concept of good standing or subsisting) as a foreign legal entity, in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business as presently conducted requires such qualification, except in each case where the failure of the Company or any of its Subsidiaries to be so qualified, be in good standing as a foreign corporation or have such authority has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, complete and correct copies of the organizational documents of the Company and each of its Subsidiaries, each as amended through the date of this Agreement, and each such document as so made available is in full force and effect on the date of this Agreement.

3.2          Capital Structure.

(a)          Section 3.2(a) of the Company Disclosure Letter sets forth a list of (i) all of the authorized shares of capital stock of the Company, including with respect to any class or series thereof (collectively, the “Company Shares”), (ii) the number of issued and outstanding Company Shares of each such class or series, and (iii) the holders of such Company Shares, in each case, as of the date hereof. All of the outstanding Company shares are duly authorized, validly issued and outstanding in compliance with applicable Law, are fully paid and non-assessable, and are not subject to any Liens.

(b)          Except as set forth on Section 3.2(b) of the Company Disclosure Letter, there are no (i) outstanding warrants, options, agreements, convertible securities, performance units or other commitments or instruments pursuant to which the Company is or may become obligated to issue or sell any Company Shares or other securities, (ii) outstanding obligations of the Company to repurchase, redeem or otherwise acquire outstanding Company Shares or any securities convertible into or exchangeable for any Company Shares, (iii) bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Company Shareholders may vote, are issued or outstanding, (iv) preemptive or similar rights to purchase or otherwise acquire Company Shares pursuant to any provision of Law, the Company’s organizational documents or any Contract to which the Company is a party, or (v) any right of first refusal, right of first offer, proxy, voting trust, voting agreement or similar arrangement with respect to the sale or voting of the Company Shares.

(c)          No employee or other Person has a Contract that contemplates a grant of, or right to purchase or receive (i) options, restricted stock unit awards or other equity awards with respect to the equity of the Company or (ii) other securities of the Company, that in each case, have not been issued or granted as of the date of this Agreement.

(d)          Since January 1, 2020, the Company has not declared or paid any dividend or distribution in respect of the Company Shares, has not issued, sold, repurchased, redeemed or otherwise acquired any Company Shares and the Company Board has not authorized any of the foregoing.

(e)          Section 3.2(e) of the Company Disclosure Letter sets forth each Subsidiary of the Company and any other Person in which the Company or any Subsidiary thereof holds any debt or equity securities (other than marketable securities which would be classified as cash equivalents under GAAP) and includes (i) the number and type of securities held by the Company or such Subsidiary (as applicable) and (ii) the names of any other holders of securities of such Subsidiaries or Persons and types of securities held thereby.

(f)           Section 3.2(f) of the Company Disclosure Letter sets forth all Indebtedness of the Company and its Subsidiaries (other than Company Transaction Expenses) as of the date hereof. The Company and its Subsidiaries are not in default under or in respect of any such Indebtedness.

3.3          Authority; Approvals. The Company has the requisite power and authority and has taken all action required by Law, its organizational documents or otherwise necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other Transactions, subject to obtaining the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, constitutes the legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception. The affirmative vote or written consent of holders of a majority of the outstanding shares of (a) the Company’s Series A stock and (b) the Company’s Series B stock, each present in person or represented by proxy at a meeting of the Company’s stockholders at which a quorum is present, is the only vote or consent of the holders of any class or series of capital stock or other securities of the Company necessary to adopt this Agreement and approve the Merger and the other Transactions (the “Company Shareholder Approval”).

3.4          Governmental Filings; No Violations.

(a)          Except (i) as set forth on Section 3.4(a) of the Company Disclosure Letter, (ii) for compliance with and notice filings under, applicable state and local Laws relating to permits for the production and sale of alcoholic beverages (other than the Key ABC Licenses), (iii) for pre-approvals relating to the Key ABC Licenses (clauses (ii) and (iii) collectively, the “Company ABC Filings”), and (iv) for compliance with, and filings under, the HSR Act, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory body, commission, agency, court, instrumentality, authority or other legislative, executive or judicial entity (each, a “Governmental Entity”) in connection with the execution, delivery and performance of this Agreement by the Company or the consummation of the Merger or other Transactions, except those that the failure to make or obtain, as the case may be, would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

(b)          The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the respective certificates of incorporation, bylaws or comparable governing documents of the Company or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any of their respective obligations under or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any Contract binding upon the Company or any of its Subsidiaries or under any Law to which the Company or any of its Subsidiaries is subject (assuming any waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act will have expired or been terminated), or (iii) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (ii) or (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

3.5          SEC Filings. The Company Shares are not and are not required to be registered pursuant to Section 12 of the U.S. Exchange Act, and the Company is not required to file reports pursuant to Sections 13(a) or 15(d) of the U.S. Exchange Act.

3.6          Financial Statements; Liabilities.

(a)            Attached hereto as Section 3.6(a) of the Company Disclosure Letter are true, complete and correct copies of, (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of June 30, 2019, December 31, 2018 and December 31, 2017, and the related statements of operations, changes in shareholders’ equity and cash flows for the six months ended June 30, 2019 and the years ended December 31, 2018 and December 31, 2017, including the notes thereto (collectively, the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2020 and the related statements of operations, changes in shareholders’ equity and cash flows for the 12-month period then ended and the unaudited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2020 and the related statements of operations, changes in shareholders’ equity and cash flows for the six-month period then ended (collectively, the “Interim Financial Statements”) and, together with the Audited Financial Statements, the “Company Financial Statements”).

(b)          The Company Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto). The Company Financial Statements are true, complete and correct in all material respects and fairly present, in all material respects, the financial position of the Company and its Subsidiaries as of the dates thereof and the results of operations of the Company and its Subsidiaries for the periods reflected therein, subject, in the case of the Interim Financial Statements, to normal and year-end adjustments as permitted by GAAP.

(c)          Except as otherwise noted therein, the Company Financial Statements (i) were prepared from the books and records of the Company and (ii) contain and reflect all necessary adjustments and accruals for a fair presentation in all material respects of the financial condition of the Company and its Subsidiaries as of their dates. The Company has delivered to Parent true, complete and correct copies of all “management letters” received by it from its accountants and all responses by lawyers engaged by the Company to inquiries from its accountant or any predecessor accountants since January 1, 2018. Since January 1, 2021 (the “Company Balance Sheet Date”), except as required by applicable Law or GAAP, there has been no material change in any accounting principle, procedure or practice followed by the Company or in the method of applying any such principle, procedure or practice.

3.7          Absence of Certain Changes.

(a)          Since the Company Balance Sheet Date, except for events giving rise to, or contemplated by, this Agreement, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice.

(b)          Since the Company Balance Sheet Date, there has not been any development, fact, change, event, effect, occurrence or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and neither the Company nor any of its Subsidiaries has taken any action that would breach Section 5.1 if such Section applied to it since the Company Balance Sheet Date.

(c)          Except as set forth on Section 3.7(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received any grant or other financial support, financial benefits or relief from any Governmental Entity, including pursuant to any COVID-19 Law programs or under any COVID-19 Law.

3.8          Compliance with Law.

(a)          The Company is, and at all times since January 1, 2018 has been, in material compliance with all material Laws applicable to the Company and each of its Subsidiaries, including Laws applicable to labelling or marketing Company products (“Labeling/Marketing Requirements”). There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Entity outstanding against the Company (except Orders of general applicability not specific to the Company or its Subsidiaries).

(b)          The Company and its Subsidiaries (i) hold all governmental licenses, authorizations, permits, consents, approvals, variances, registrations, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries in all material respects as currently conducted (the “Company Permits”), (ii) is in material compliance with the terms of any material Company Permits, and since January 1, 2018, there has occurred no material violation of default (with or without notice or lapse of time or both) under, or event giving to others any right of termination or cancellation of (with or without notice or lapse of time or both) any material Company Permit, and (iii) has not experienced an event that would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Company Permit which, when considered with any revocations, cancellations, non-renewals or adverse modifications of any Company Permit, would be material to the business of the Company and the Subsidiaries taken as a whole.

(c)          There are no judgments, Orders or decrees binding upon the Company or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or impairing the conduct of business of the Company or any of its Subsidiaries as currently conducted (including following the Transactions) in any material respect other than Orders, decrees, quarantines, shelter-in-place orders and workplace shutdowns relating to COVID-19 (which are not specific to the Company).

(d)          Except for ordinary course inquiries by Governmental Entities, no Governmental Entity has alleged or threatened in writing to allege or, to the Company’s Knowledge, is otherwise threatening to allege, non-compliance with any applicable legal requirement or registration in respect of the products of the Company or any of its Subsidiaries, including any Labelling/Marketing Requirements.

(e)          Since January 1, 2018, the Company and its Subsidiaries have engaged in testing of their products with sufficient regularity to ensure material compliance with applicable Law, including any applicable Labelling/Marketing Requirements.

(f)           Neither the Company nor any of its Subsidiaries has received any written notice from a Governmental Entity alleging a defect or claim in respect of any products supplied or sold by the Company or any of its Subsidiaries and, to the Company’s Knowledge, there are no circumstances that would give rise to any recalls or customer communications that are required to be made by the Company or any of its Subsidiaries in respect of any products supplied by the Company or any of its Subsidiaries.

(g)          The products of the Company and its Subsidiaries are manufactured, tested, packaged and labeled at facilities which are in compliance in all material respects with applicable Laws applicable to such products, including any applicable Labelling/Marketing Requirements.

(h)          Since January 1, 2018, all product research and development activities, including quality control, testing and research, conducted by the Company and its Subsidiaries is being conducted in compliance, in all material respects, with all industry and laboratory safety standards applicable to the current business of the Company and its Subsidiaries.

(i)           To the Company’s Knowledge (with only such inquiry as may be required by applicable Laws), since January 1, 2018, all supply and production partners have obtained and are in compliance with all authorizations required by the jurisdictions in which they operate to permit them to conduct their business as currently conducted with respect to the business of the Company and its Subsidiaries.

(j)           None of the Company, any Subsidiary of the Company, or any director or executive officer of any of them, or, to the Company’s Knowledge, any other officer, employee, agent or other Representative of the Company or any of its Subsidiaries, has, in the course of its actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated any provision of any Anti-Bribery Law, or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

3.9          Litigation. Except as set forth on Section 3.9 of the Company Disclosure Letter, there are currently, and since January 1, 2018 there have been, no Actions pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or related to the Key Trademarks and the Names. Neither the Company nor any of its properties or assets is subject to any judgments, Orders or decrees (except Orders of general applicability not specific to the Company or its Subsidiaries).

3.10         Employee Benefits.

(a)           Section 3.10(a) of the Company Disclosure Letter lists all Company Benefit Plans.

(b)           Except as would not be, individually or in the aggregate, material to the Company and its Subsidiaries considered as a whole:

(i)            each Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, and in each case the regulations thereunder;

(ii)           each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan;

(iii)          with respect to each Company Benefit Plan that is subject to Title IV of ERISA, the present value of the accrued benefits under such Company Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared for such Company Benefit Plan’s actuary with respect to such Company Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Company Benefit Plan allocable to such accrued benefits;

(iv)         other than as set forth on Section 3.10(b)(iv) of the Company Disclosure Letter, no Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law, (B) benefits under any “employee pension plan” (as such term is defined in Section 3(2) of ERISA), or (C) severance benefits that do not exceed three years following termination of employment;

(v)          all contributions or other amounts payable by the Company or any of its Subsidiaries as of the date of this Agreement with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP;

(vi)         neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries would be reasonably likely to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code;

(vii)        there are no pending, or to the Knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto which would individually or in the aggregate reasonably be expected to result in any material liability of the Company or any of its Subsidiaries;

(viii)       other than as set forth on Section 3.10(b)(viii) of the Company Disclosure Letter, no Company Benefit Plan exists that would result in the payment to any Company Employee of any money or other property or accelerate or provide any other rights or benefits to any Company Employee as a result of the consummation of the Merger or any other transaction contemplated by this Agreement (whether alone or in connection with any other event); and

(ix)          there is no Company Benefit Plan that, individually or collectively, would give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.

3.11     Environmental Matters. (a) Each of the Company and each of its Subsidiaries is, and at all times since January 1, 2015 has been, in compliance in all material respects with all applicable Environmental Laws, (b) none of the properties owned or, to the Company’s Knowledge, leased or operated by the Company or any of its Subsidiaries contains any Hazardous Materials as a result of any activity of the Company or any of its Subsidiaries in amounts exceeding the levels allowed or otherwise permitted by applicable Environmental Laws, (c) since January 1, 2015, neither the Company nor any of its Subsidiaries has received any written notices, demand letters or requests for information from any federal, state, local or foreign Governmental Entity indicating that the Company or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law in connection with the ownership or operation of its businesses or any of its properties or assets, (d) there have been no Releases of any Hazardous Material at, onto, or from any properties presently or formerly owned or, to the Company’s Knowledge, leased or operated by the Company or any of its Subsidiaries as a result of any activity of the Company or any of its Subsidiaries during the time such properties were owned, leased or operated by the Company or any of its Subsidiaries in amounts exceeding the levels allowed or otherwise permitted by applicable Environmental Laws, and (e) none of the Company, any of its Subsidiaries or any of its or their properties is subject to any liabilities relating to any Action, settlement, court order, administrative order, regulatory requirement, judgment, notice of violation or written claim asserted or arising under any Environmental Law (except Orders of general applicability not specific to the Company or its Subsidiaries).

3.12        Taxes. The Company and its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) each of the material Tax Returns required to be filed by them and all such filed Tax Returns are true, complete and correct in all material respects, and has paid all material Taxes that are required to be paid (whether or not shown on any Tax Return), except with respect to matters contested in good faith or for which adequate reserves have been established in accordance with GAAP. There are no pending or, to the Knowledge of the Company and its Subsidiaries, threatened audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters owed or claimed to be owed by the Company, and there are no Liens for Taxes on any of the assets of the Company and its Subsidiaries other than Permitted Liens. No Person has granted any extension or waiver of the statute of limitations period applicable to any material Tax of the Company or its Subsidiaries or any affiliated, combined or unitary group of which the Company is or was a member, which period (after giving effect to said extension or waiver) has not yet expired, and there is no currently effective “closing agreement” pursuant to Section 7121 of the Code (or any comparable provision of Law). The Company and its Subsidiaries have not entered into any “reportable transaction,” as defined in Treasury Regulation Section 1.6011-4(b), required to be reported in a disclosure statement pursuant to Treasury Regulation Section 1.6011-4(a) (other than transactions for which Form 8866 was filed with the Company’s Tax Returns), and the Company and its Subsidiaries have timely withheld and timely remitted to the appropriate Taxing authority all material Taxes required to have been withheld and remitted in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party. The Company is not and has not been a United States real property holding corporation under Section 897 of the Code.

3.13        Labor Matters.

(a)          Neither the Company nor any of its Subsidiaries is party to any collective bargaining Contract with any labor organization, works council, trade union or other employee representative with respect to any of its employees. To the Knowledge of the Company, there are no (and since January 1, 2018 there has not been any) ongoing or threatened union organization or decertification activities or proceedings relating to any employees of the Company or any of its Subsidiaries, and no demand for recognition as the exclusive bargaining representative of any employees is pending by or on behalf of any labor organization, works council, trade union or other employee representative.

(b)          There is no pending or, to the Knowledge of the Company, threatened strike, lockout, work stoppage or other material labor disputes against or involving the Company that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

(c)          There are no unfair labor practice charges pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except for such matters as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

(d)          The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices.

3.14        Intellectual Property.

(a)          Section 3.14(a) of the Company Disclosure Letter contains a list of all Inbound Licenses and all Outbound Licenses which are material to the business of the Company and the Subsidiaries, taken as a whole (in each case, excluding any shrink-wrap, click-wrap or other standard non-negotiated agreements and non-exclusive licenses granted by or to any customers, suppliers, end-users or distributors in the ordinary course of business consistent with past practice). Except as would not reasonably be expected to be individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, the Company or one of its Subsidiaries owns, has a valid Inbound License related to or otherwise possesses legally enforceable rights to use, free and clear of all material Liens, all Company-Owned IP. The Company is the sole owner of the Key Trademarks or has an exclusive inbound license to use them as presently being used.

(b)          Except as would not reasonably be expected to be individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, the Company or one of its Subsidiaries exclusively owns all right, title and interest in and to all Company-Owned IP which is material to the business of the Company and the Subsidiaries, taken as a whole, free and clear of all liens, except Permitted Liens. Section 3.14(b) of the Company Disclosure Letter sets forth the Key Trademarks. All Key Trademarks are valid, subsisting, enforceable, and in full force and effect. There are no pending, or to Company’s Knowledge threatened, Actions challenging the validity, enforceability, registrability or ownership of Key Trademarks.

(c)          To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise make unauthorized use of any Intellectual Property rights of any Person. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received a written communication from any third party related to the Intellectual Property rights of any Person or any Company-Owned IP or otherwise asserting that the Company or any of its Subsidiaries is or will be obligated to take a license under any intellectual property owned by any third party in order to continue to conduct its business as currently conducted. The Company and its Subsidiaries have taken commercially reasonable actions in accordance with normal industry practice to create, protect, maintain and preserve the Company-Owned IP.

(d)          All Company-Owned IP was created by (i) employees or consultants of the Company or one or more of its Subsidiaries acting within the scope of their employment or consulting relationship who have validly and irrevocably assigned all of their rights, including intellectual property rights therein, to the Company or one or more of its Subsidiaries or (ii) other Persons who have validly assigned their assignable rights therein, including intellectual property rights, to the Company or one or more of its Subsidiaries. Each current and former employee, officer and consultant of the Company and its Subsidiaries who is involved in the creation of any material Company-Owned IP has executed a form of proprietary information and/or inventions agreement or similar agreement. To the Knowledge of the Company, no current or former employees, officers or consultants are or were in violation thereof, and the Company will take Commercially Reasonable Efforts to prevent any such violation prior to Closing.

(e)          Section 3.14(e) of the Company Disclosure Letter lists all Intellectual Property under which the Company or any of its Subsidiaries markets any product which accounts for 5% or more of the consolidated net revenues of Company and its Subsidiaries, taken as a whole (collectively, the “Names”), including any material license or other Contract related thereto. The Company or one of its Subsidiaries owns outright or has a valid right to use all Names and the use or proposed use of any such Names does not violate the rights of any other Person or any Contract to which the Company or any of its Subsidiaries is a party. To the Knowledge of the Company, no Person is infringing, violating, misappropriating or diluting any Name in any material respect, and the Company has at all times taken Commercially Reasonable Efforts to prevent such Names from infringement, violation, misappropriation or dilution.

3.15        Insurance. Each of the insurance policies programs and arrangements relating to the current conduct of the business of the Company and its Subsidiaries (the “Insurance Arrangements”) is in full force and effect. All premiums due and payable under such Insurance Arrangements have been paid when due and the Company and its Subsidiaries are otherwise in material compliance with the terms thereof.

3.16        Properties.

(a)          Section 3.16(a) of the Company Disclosure Letter sets forth a true, complete and correct list of all real property owned by the Company and its Subsidiaries (the “Owned Real Property”). The Company and its Subsidiaries have good and marketable title to all Owned Real Property and none of the Owned Real Property is subject to any Lien, except for Permitted Liens.

(b)          Section 3.16(b) of the Company Disclosure Letter sets forth a true, complete and correct list of all real property leased by the Company or its Subsidiaries (each, a “Leased Real Property” and collectively, the “Leased Real Properties”). The Company has made available to Parent true, complete and correct copies of all leases relating to the Leased Real Properties (“Company Leases”). No Person other than the Company or any of its Subsidiaries has any option or right to terminate any of the Company Leases other than as expressly set forth in such Company Leases. There are no parties physically occupying or using any portion of any of the Leased Real Properties nor do any other parties have the right to physically occupy or use any portion of the Leased Real Properties, in each case, other than the Company or its Subsidiaries. With respect to the Leased Real Properties, the Company and each of its Subsidiaries is in material compliance with such leases and holds a valid and enforceable leasehold interest therein, free of any Liens, other than Permitted Liens. As of the date hereof, all required deposits and additional rents due to date regarding each Leased Real Property have been paid in full.

(c)           The Company and each of its Subsidiaries owns good, valid and marketable title, or holds a valid and enforceable leasehold interest, as applicable, free and clear of all Liens (other than Permitted Liens), to all of their respective material tangible assets.

3.17         Material Contracts.

(a)           As used herein, “Company Material Contracts” means all Contracts that would be required to be filed as exhibits to an annual report on Form 10-K for the fiscal year ending December 31, 2020 or a quarterly report on Form 10-Q for any completed quarter in 2020 if the Company had been subject to these requirements or filed as exhibits thereto during such periods and the following additional Contracts to which the Company or any of its Subsidiaries is a party or bound (excluding Company Leases and Company Benefit Plans):

(i)      Contracts involving the performance of services or delivery of goods, materials, supplies or equipment or developmental, consulting or other services commitments to the Company or any of its Subsidiaries, or the payment therefor by the Company or any of its Subsidiaries, as to which any Major Supplier or Major Customer is a counterparty;

(ii)     each Contract that (A) grants any exclusive rights to any third party, including any exclusive supply or distribution agreement or other exclusive rights or which, pursuant to its terms, could have such effect after the Closing as a result of the consummation of the Transactions, (B) grants any rights of first refusal or rights of first negotiation with respect to any product, service or Company-Owned IP, (C) contains any provision that requires the purchase of all or any portion of the Company’s requirements from any third party, or (D) contains a “most favored nation” or similar provision, except in each case for such rights and provisions that are not material to the Company and its Subsidiaries taken as a whole;

(iii)    notes, debentures, bonds, conditional sale or equipment trust agreements, letter of credit agreements, loan agreements or other contracts or commitments for the borrowing or lending of money (including loans to or from officers, directors, the Company Shareholders or any members of their immediate families), or agreements or arrangements for a line of credit (or guarantees of any of the foregoing);

(iv)    Contracts for any capital expenditure in excess of $2,000,000;

(v)     Contracts pursuant to which the Company or any of its Subsidiaries is a party that creates or grants a material Lien on properties or other assets of the Company or its Subsidiaries, other than any Permitted Liens;

(vi)    Contracts under which the Company or any of its Subsidiaries has any obligations (including indemnification obligations) which have not been satisfied or performed (other than confidentiality obligations) relating to the acquisition or disposition of all or any portion of any business (whether by merger, sale of stock, sale of assets or otherwise), except for acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business consistent with past practice;

(vii)        Contracts entered into since January 1, 2019 in connection with the settlement or other resolution of any action or proceeding under which the Company or any of its Subsidiaries that has any continuing obligations, liabilities or restrictions;

(viii)       Contracts relating to Affiliate Transactions;

(ix)          Contracts with Governmental Entities;

(x)           Contracts for the consignment of goods (other than of inventory, in the ordinary course of business consistent with past practice pursuant to Contracts that have been made available to Parent);

(xi)          Contracts involving any joint venture, partnership or strategic alliance or otherwise involving a sharing of profits, losses, costs or liabilities with any other Person;

(xii)         collective bargaining or union Contracts (or other similar Contracts);

(xiii)         Contracts for hedging arrangements; and

(xiv)        Contracts limiting or restraining the Company or any of its Subsidiaries from (A) engaging or competing in any lines of business with any Person or (B) employing or soliciting for employment any Person (other than Contracts entered into in the ordinary course of business consistent with past practice that do not, and would not reasonably be expected to, materially impair the operation of the business of the Company and its Subsidiaries as currently operated and currently contemplated to be operated).

other than, in each of the foregoing clauses (i) through (xiv), Contracts that are terminable by the Company or one of its Subsidiaries, as applicable, on less than 90 days’ notice without penalty.

(b)          Section 3.17(b) of the Company Disclosure Letter sets forth a list as of the date of this Agreement of all Company Material Contracts. The Company has provided Parent a true, complete and correct copy of each such Company Material Contract.

(c)          Neither the Company nor any of its Subsidiaries is in breach of or default under (nor to the Knowledge of the Company does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) the terms of any Company Material Contract. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or in default under the terms of any Company Material Contract. Each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto and, to the Knowledge of the Company, of each other party thereto, in each case, subject to the Bankruptcy and Equity Exception, and is in full force and effect.

3.18        Customers and Suppliers. Section 3.18 of the Company Disclosure Letter lists: (a) all customers (determined combining revenues arising from sale to each customer and its Affiliates, taken as a whole) of the Company and its Subsidiaries who accounted for 5% or more of the consolidated net revenues of Company and its Subsidiaries, taken as a whole, for the Company’s fiscal years ended December 31, 2018 and June 30, 2020 (each, a “Major Customer”) and all suppliers of the Company and its Subsidiaries which provided goods or services for which they invoiced the Company and its Subsidiaries more than $5,000,000 (determined on the basis of aggregate costs incurred by the Company and its Subsidiaries) during 2019 or 2020 (each, a “Major Supplier”). Neither the Company nor any of its Subsidiaries has received any written notice from any Major Customer or Major Supplier that it intends to terminate, or not renew, its relationship with the Company or its Subsidiaries nor did reasonably expected level of sales to Major Customers (individually or in the aggregate) materially decline in 2021.

3.19        Inventory. All inventory of the Company and its Subsidiaries, including such inventories located at distribution centers and other offsite locations (collectively, the “Inventory”), are of good and merchantable quality, fit for the purpose for which such Inventory was intended and saleable and usable in the ordinary course of the Company’s business, subject to the reserve therefor in the Company Financial Statements. The Inventory, taken as a whole, is in a quantity sufficient and reasonable for the operation of the Company’s business in the ordinary course consistent with past practice.

3.20        Brokers and Finders. Except as set forth on Section 3.20 of the Company Disclosure Letter, the Company has not employed any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with or upon consummation of the Merger or the Transactions.

3.21        Related-Party Transactions. Section 3.21 of the Company Disclosure Letter sets forth a true, complete and correct list of the following (each such arrangement, an “Affiliate Transaction”): (a) each Contract entered into since January 1, 2018 between the Company or any of its Subsidiaries, on the one hand, and any current Affiliate of the Company or any of its Subsidiaries on the other hand and (b) all Indebtedness (for monies actually borrowed or lent and expressly excluding payroll advances or other advances consistent with past custom and practice made to employees, officers, directors or managers for travel, entertainment or other reimbursable expenses incurred in the ordinary course of business consistent with past practice in type and amount) owed to the Company or its Subsidiaries since January 1, 2018 by any current Affiliate or employee of the Company or any of its Subsidiaries. No current or former Affiliate of the Company or any of its Subsidiaries is a guarantor or is otherwise liable for any liability (including Indebtedness) of the Company or any of its Subsidiaries. None of the Company Shareholders nor any of their Affiliates directly own or have any rights in or to any of the assets, properties or rights used by the Company or any of its Subsidiaries.

3.22        Form S-4 and OSC Prospectus. All information and statements provided by the Company for inclusion in each of the Form S-4 and the preliminary and final OSC Prospectus, will be at the date the information and statements are provided, and will be at the proposed date of filing of each of the Form S-4 and the preliminary and final OSC Prospectus, true, complete and correct, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company as required by securities Laws and no material fact or information will have been omitted from such disclosure which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they are made.

3.23        No Other Representations and Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates. Without limiting the generality of the foregoing, and notwithstanding the delivery or disclosure to Parent or Merger Sub or any of their respective Representatives or Affiliates of any documentation or other information by the Company or any of its Subsidiaries or any of its or their Representatives with respect to any one or more of the following, neither the Company nor any other Person make any express or implied representation or warranty on behalf of the Company or any other Person with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or the future business, operations or affairs of the Company heretofore or hereafter delivered to or made available to Parent, Merger Sub or any of their respective Representatives or Affiliates. Except for the representations and warranties contained in Article IV, the Company acknowledges that none of Parent, Merger Sub or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Parent or Merger Sub and the Company has not relied on, and expressly disclaims, any such other representations or warranties.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Public Disclosure Record, Parent and Merger Sub, jointly and severally, represent and warrant as of the date hereof as set forth below:

4.1          Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity (a) is duly organized, validly existing and in good standing or is subsisting (with respect to jurisdictions that recognize the concept of good standing or subsisting) under the Laws of its jurisdiction of formation, (b) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and (c) is qualified to do business and is in good standing or subsisting (with respect to jurisdictions that recognize the concept of good standing or subsisting) as a foreign legal entity, in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business as presently conducted requires such qualification, except in each case where the failure of Parent or Merger Sub to be so qualified, be in good standing as a foreign corporation or have such authority has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company true, complete and correct copies of the certificate of incorporation and bylaws of Merger Sub, each as amended through the date of this Agreement, and each as so made available is in full force and effect.

4.2          Capital Structure.

(a)          As of the date hereof and as of the date immediately preceding the Domestication and other Transactions, the authorized share capital of Parent consists of an unlimited number of Class A Restricted Voting Shares, Founder’s Shares, common shares expected to be issued and outstanding at the time of the closing of a Qualifying Acquisition and proportionate voting shares in the capital of Parent expected to be issued and outstanding at the time of the closing of a Qualifying Acquisition. As of the date hereof and as of the date immediately preceding the Domestication and other Transactions, the issued and outstanding share capital of Parent consists of: (i) 9,000,000 Founder’s Shares and (ii) 36,000,000 Class A Restricted Voting Shares. All of the outstanding Founder’s Shares and Class A Restricted Voting Shares are duly authorized, validly issued and outstanding in compliance with applicable Law and are fully paid and non-assessable.

(b)          As of the date hereof and as of the date immediately preceding the Domestication and other Transactions, except for the Founder’s Warrants and the Parent Public Warrants, and other than as disclosed in the Public Disclosure Record, there are no (i) outstanding warrants, options, agreements, convertible securities, performance units or other commitments or instruments pursuant to which Parent is or may become obligated to issue or sell any securities, (ii) outstanding obligations of Parent to repurchase, redeem or otherwise acquire outstanding Founder’s Shares or Class A Restricted Voting Shares or any securities convertible into or exchangeable for the foregoing, (iii) bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which Parent Shareholders may vote, are issued or outstanding, (iv) preemptive or similar rights to purchase or otherwise acquire Founder’s Shares or Class A Restricted Voting Shares, or (v) any right of first refusal, right of first offer, proxy, voting trust, voting agreement or similar arrangement with respect to the sale or voting of the Founder’s Shares and the Class A Restricted Voting Shares.

(c)          Other than Merger Sub, Parent does not directly or indirectly own, or hold any rights to acquire, any capital stock or any other securities or interests in any other Person.

4.3          Authority. The Parent Board, at a meeting duly called and held, and the board of directors of Merger Sub, by resolutions duly adopted by unanimous written consent, have approved this Agreement, the Merger and other Transactions. Each of Parent and Merger Sub has the requisite power and authority and has taken all action required by Law, its organizational documents or otherwise necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other Transactions, subject to obtaining the Parent Shareholder Approval and subject to obtaining approvals of TSX, OSC and other applicable Canadian securities regulators. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, is enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. The only votes or consents of the holders of any class or series of capital stock or other securities of Parent necessary to adopt this Agreement and approve the Merger and the other Transactions (the “Parent Shareholder Approval”) are (a) with respect to the Domestication, the affirmative vote of two-thirds of the votes cast by holders of the Parent Shares present in person or represented by proxy at a meeting of Parent Shareholders at which a quorum is present, and (b) with respect to the Transactions, to the extent the Class A Restricted Voting Shares and the Parent Warrants are listed on NASDAQ prior to the Closing, the affirmative vote of a majority of the votes cast by holders of the Parent Shares present in person or represented by proxy at a meeting of Parent Shareholders at which a quorum is present.

4.4          Governmental Filings; No Violations; Etc.

(a)          Except for (i) compliance with, and filings under, the HSR Act and other applicable Antitrust Laws, (ii) compliance with the applicable requirements of the TSX, OSC and other applicable Canadian securities regulators (collectively including the OSC, the “CSA”), NASDAQ and the SEC, and (iii) filings to be made, or actions to be taken, in connection with the Company ABC Filings, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals or authorizations required to be obtained by Parent or Merger Sub from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation of the Merger or the other Transactions, except those that the failure to make or obtain, as the case may be, would not reasonable be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          The execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Merger and the other Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the respective certificates of incorporation, bylaws or comparable governing documents of Parent or Merger Sub, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any of their respective obligations under or the creation of a Lien on any of the assets of Parent or Merger Sub pursuant to any Contract binding upon Parent or Merger Sub or under any Law to which Parent or Merger Sub is subject (assuming any waiting period (and any extension thereof) applicable to the consummation of the Transactions under applicable Antitrust Laws, including the HSR Act, will have expired or been terminated and compliance with the applicable requirements of the CSA, NASDAQ and the SEC), or (iii) any change in the rights or obligations of any party under any Contract binding upon Parent or Merger Sub, except, in the case of clause (ii) or (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.5          Litigation; Orders; Permits. There are no Actions pending or, to the Knowledge of Parent, threatened in writing, against Parent or Merger Sub, or any director or officer of any of the foregoing (a) would reasonably be expected to have a Parent Material Adverse Effect or (b) that seeks to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, the Merger or any of the other Transactions. There is no material Action that Parent has pending against any other Person. Parent is not subject to any material Orders of any Governmental Entity (except Orders of general applicability not specific to Parent or its Subsidiaries), nor are any such Orders pending. Parent and Merger Sub (i) hold all governmental licenses, authorizations, permits, consents, approvals, variances, registrations, exemptions and orders necessary for the operation of the businesses of Parent and Merger Sub in all material respects as currently conducted (the “Parent Permits”), all of which are in full force and effect, except where the failure to hold such Parent Permit or for such Parent Permit to be in full force and effect would not reasonably be expected to have a Parent Material Adverse Effect.

4.6          Reporting Issuer Status and Securities Laws Matters.

(a)          Parent is a “reporting issuer” within the meaning of applicable securities Laws in each of the provinces and territories of Canada (other than Quebec) and is not on the list of reporting issuers in default, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Parent, and Parent is not in default of any material provision of applicable securities Laws or the rules or regulations of the TSX. Trading in Parent Shares on the TSX is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of Parent is pending or, to the Knowledge of Parent, threatened. No inquiry, review or investigation (formal or informal) of Parent by any securities commission or similar regulatory authority under applicable securities Laws or the TSX is in effect or ongoing or expected to be implemented or undertaken. Parent has not taken any action to cease to be a reporting issuer in any province or territory of Canada (other than Quebec) nor has Parent received notification from any securities commission or similar regulatory authority, seeking to revoke the reporting issuer status of Parent. The documents and information comprising the Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable securities Laws and, where applicable, the rules and policies of the TSX and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent has not filed any confidential material change report that at the date hereof remains confidential.

(b)          Parent has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by Parent with the CSA under applicable securities Laws in each of the provinces and territories of Canada (other than Quebec) which are all available on SEDAR and with the SEC under the U.S. Securities Act or the U.S. Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement and prior to the Closing. Except to the extent available through the Public Disclosure Record, Parent has delivered to the Company copies in the form filed with the SEC of all of the following: (i) Parent’s registration statement on Form 40-F filed with the SEC on November 27, 2020 and (ii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by Parent with the SEC since the beginning of the first fiscal year filed on SEDAR (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i) and (ii) above, whether or not available through EDGAR, being, collectively, the “SEC Reports”). The SEC Reports were prepared in all material respects in accordance with the requirements of the U.S. Securities Act and the U.S. Exchange Act, as the case may be, and the rules and regulations thereunder. As used in this Section 4.6(b), the term “file” will be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) Class A Restricted Voting Shares and Parent Warrants are listed on the TSX, (B) Parent has not received any written deficiency notice from the TSX relating to the continued listing requirements of such Parent securities, (C) there is no Action pending or, to the Knowledge of Parent, threatened against Parent by any Governmental Entity with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Parent securities on the TSX, and (D) such Parent securities are in compliance with all of the applicable corporate governance rules of the TSX.

(c)          As of the date of this Agreement, there are no outstanding or unresolved comments in comments letters from any securities commission or similar regulatory authority with respect to any of the Public Disclosure Record (other than such comment letters a copy of which has been provided to the Company prior to the date hereof) and neither Parent nor any of the Public Disclosure Record is, to the Knowledge of Parent, subject of an ongoing audit, review, comment or investigation by any securities commission or similar regulatory authority or the TSX.

(d)          The Parent Shares are registered pursuant to Section 12 of the U.S. Exchange Act, and Parent is required to file reports pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act. Parent has applied for listing the Class A Restricted Voting Shares and the Parent Warrants as Nasdaq Global Market securities within the meaning of NASDAQ Rule 5005(a)(27). Parent is (i) a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act and (ii) is not and upon closing of the Merger will not be required to be registered as an investment company under the U.S. Investment Company Act. There is no legal Proceeding pending or, to the Knowledge of Parent, threatened against Parent by the SEC with respect to deregistration of the Parent Shares under the U.S. Exchange Act. Neither Parent nor any of its Representatives has taken any action that is designed to terminate the registration of Parent Shares under the U.S. Exchange Act. The documents and information comprising the Public Disclosure Record, as at the respective dates that they were filed, were in compliance in all material respects with applicable securities Laws and, where applicable, the rules and policies of NASDAQ and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent has not made any filing with the SEC that at the date hereof remains confidential.

(e)          The Parent financial statements and notes of Parent contained or incorporated by reference in the Public Disclosure Record (the “Parent Financials”) fairly present in all material respects the financial position, results of operations and changes in financial position of Parent at the respective dates of and for the periods referred to in such financial statements, all prepared in accordance with (i) IFRS consistently applied and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by IFRS or Regulation S-X or Regulation S-K, as applicable).

(f)           Except as and to the extent reflected or reserved against in the Parent Financials, Parent has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with IFRS that are not adequately reflected or reserved on or provided for in Parent Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with IFRS that have been incurred since Parent’s formation in the ordinary course of business.

4.7          Absence of Certain Changes. As of the date of this Agreement, Parent has, (a) since its formation, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial business combination as described in the Final IPO Prospectus (including the investigation of the Company and its Subsidiaries and the negotiation and execution of this Agreement) and related activities and (b) since December 31, 2019, not been subject to a Parent Material Adverse Effect.

4.8          Compliance with Laws. Parent is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Parent Material Adverse Effect, and Parent has not received written notice alleging any violation of applicable Law in any material respect by Parent except for such allegations which, if taken as true, would not reasonably be expected to have a Parent Material Adverse Effect.

4.9          Business Activities.

(a)          Parent does not own, license or otherwise have any right, title or interest in any material Intellectual Property. Parent does not own or lease any material real property or material personal property.

(b)          Merger Sub has never conducted any business and has no employees, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement. Parent owns, directly or indirectly, beneficially and of record, all the outstanding shares of capital stock of Merger Sub, free and clear of all Liens.

(c)          Other than any officers as described in the Public Disclosure Record and consultants and advisors in the ordinary course of business, Parent and Merger Sub have never employed any employees or retained any contractors.

(d)          Other than reimbursement of any out-of-pocket expenses incurred by Parent’s officers and directors in connection with activities on Parent’s behalf in an aggregate amount not in excess of the amount of cash held by Parent outside of the BCAC Escrow, neither Parent nor Merger Sub has any unsatisfied material liability with respect to any officer or director.

(e)          Parent and Merger Sub have never, and do not currently, maintain, sponsor, or contribute to or have any liability pursuant to any plan, program or arrangement that would fall under the definition of “Company Benefit Plan” determined as if such definition referenced Parent instead of the Company.

(f)           Except as set forth on Annex 4.12, neither the execution and delivery of this Agreement or the Ancillary Agreements nor the consummation of the Transactions will (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) from Parent or Merger Sub becoming due to any director, officer or employee of Parent, or (ii) result in the acceleration of the time of payment or vesting of any such payment or benefit.

4.10        Judgments, Orders or Decrees.

(a)          There are no judgments, Orders or decrees binding upon Parent or Merger Sub that has or would reasonably be expected to have the effect of prohibiting, restricting or impairing the conduct of business of Parent or Merger Sub as currently conducted (including following the Transactions) in any material respect other than Orders, decrees, quarantines, shelter-in-place orders and workplace shutdowns relating to COVID-19 (which are not specific to Parent).

(b)          Except for ordinary course inquiries by Governmental Entities, no Governmental Entity has alleged or threatened in writing to allege or, to Parent’s Knowledge, is otherwise threatening to allege, non-compliance with any applicable Law.

(c)          None of Parent or Merger Sub, or any director or executive officer of any of them, or, to Parent’s Knowledge, any other officer, employee, agent or other Representative of Parent or Merger Sub, has, in the course of its actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated any provision of any Anti-Bribery Law, or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

4.11        Taxes and Returns.

(a)          Parent and Merger Sub have prepared and timely filed (taking into account any extension of time within which to file) each of the material Tax Returns required to be filed by them and all such filed Tax Returns are true, complete and correct in all material respects, and has paid all material Taxes that are required to be paid (whether or not shown on any Tax Return), except with respect to matters contested in good faith or for which adequate reserves have been established in accordance with IFRS. There are no pending or, to the Knowledge of Parent, threatened audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters owed or claimed to be owed by Parent, and there are no Liens for Taxes on any of the assets of Parent and Merger Sub other than Permitted Liens. No Person has granted any extension or waiver of the statute of limitations period applicable to any material Tax of Parent or Merger Sub or any affiliated, combined or unitary group of which Parent is or was a member, which period (after giving effect to said extension or waiver) has not yet expired, and there is no currently effective “closing agreement” pursuant to Section 7121 of the Code (or any comparable provision of Law). Parent and Merger Sub have not entered into any “reportable transaction,” as defined in Treasury Regulation Section 1.6011-4(b), required to be reported in a disclosure statement pursuant to Treasury Regulation Section 1.6011-4(a) (other than transactions for which Form 8866 was filed with Parent’s Tax Returns), and Parent and Merger Sub have timely withheld and timely remitted to the appropriate Taxing authority all material Taxes required to have been withheld and remitted in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party. Parent is not and has not been a United States real property holding corporation under Section 897 of the Code.

(b)          Since the date of its formation, Parent has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in applicable Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax liability or refund.

4.12        Transactions with Affiliates. There are no arrangements that are in existence as of the date of this Agreement under which there are any existing or future liabilities or obligations between Parent and any (a) present or former director, officer or employee or Affiliate of Parent, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than 5% of Parent’s outstanding capital stock as of the date hereof other than (i) payment of $10,000 (plus applicable taxes) per month for administrative and related services pursuant to an administrative services agreement entered into by Parent with Sponsor and (ii) payments set forth on Annex 4.12.

4.13        Merger Consideration. All NV Parent Common Shares to be issued and delivered to the Company Shareholders as Merger Consideration in accordance with Article I will be, upon issuance and delivery of such Parent Common Stock, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from or under applicable securities Laws, this Agreement or any Ancillary Agreement, and any Liens incurred by, or Contracts entered into by or otherwise binding on, any Company Shareholder, and the issuance and sale of such NV Parent Common Shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal, other than any such rights related to any Contracts entered into by or otherwise binding on any Company Shareholder.

4.14        Information in the Form S-4 and OSC Prospectus. Neither the Form S-4 nor the OSC Prospectus (and any amendment thereof or supplement thereto) will, when filed with the CSA or SEC, as applicable, or at the time of distribution or dissemination thereof to the Parent Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made therein supplied by the Company or its Representatives in writing expressly for inclusion in the Form S-4 or OSC Prospectus.

4.15        BCAC Escrow. As of the close of business three Business Days prior to the signing of this Agreement, Parent has cash in the escrow account established at TSX Trust Company (the “BCAC Escrow Agent”) for the indirect benefit of redeeming Parent Public Shareholders (the “BCAC Escrow”), and for the benefit of Parent in the amount set forth on the signature page, and such monies are invested in Permitted Investments (as defined in the BCAC Escrow Agreement) and held in trust by the BCAC Escrow Agent pursuant to the Escrow Agreement, dated August 15, 2019, among Parent, the IPO Underwriters and the BCAC Escrow Agent (the “BCAC Escrow Agreement”). The BCAC Escrow Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. Parent has complied in all respects with the terms of the BCAC Escrow Agreement and is not in breach thereof or default thereunder and there does not exist under the BCAC Escrow Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Parent or, to the Knowledge of Parent, by the BCAC Escrow Agent. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the BCAC Escrow Agreement in the Public Disclosure Record to be inaccurate in any material respect and/or that would entitle any Person (other than the payment of deferred underwriting commissions to the IPO Underwriters and applicable taxes as described in the Public Disclosure Record and the payment to Parent Public Shareholders who elect to redeem their Class A Restricted Voting Shares pursuant to the BC Parent Articles, and other than Parent), to any portion of the proceeds in the BCAC Escrow Account. Prior to the Closing, none of the funds held in the BCAC Escrow will have been released, except to pay Taxes from any interest income earned in the BCAC Escrow, and to redeem Parent’s Class A Restricted Voting Shares pursuant to the BC Parent Articles, or in connection with an amendment thereof to extend Parent’s deadline to consummate a business combination. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of Parent, threatened in writing with respect to the BCAC Escrow. Parent has obtained, from each relevant material counterparty who might otherwise be able to assert claims against the BCAC Escrow, a written waiver substantially similar to the waiver granted by the Company pursuant to Section 8.17.

4.16          Brokers and Finders. Except for deferred underwriting commissions in the amount of $13,500,000 payable to (a) the IPO Underwriters, as described in the Public Disclosure Record and (b) Cowen and Company, LLC. and as set forth on Annex 4.16, Parent and Merger Sub have not employed any investment banker, broker or finder in connection with the Transactions who is or would be entitled to any fee or any commission in connection with or upon consummation of the Merger or the other Transactions.

4.17          No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub or any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub or any of their respective Affiliates. Without limiting the generality of the foregoing, and notwithstanding the delivery or disclosure to the Company or any of its Representatives or Affiliates of any documentation or other information by Parent or Merger Sub or any of their Representatives with respect to any one or more of the following, none of Parent, Merger Sub or any other Person make any express or implied representation or warranty on behalf of Parent, Merger Sub or any other Person with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of Parent or Merger Sub or the future business, operations or affairs of Parent and Merger Sub heretofore or hereafter delivered to or made available to the Company or any of its Representatives or Affiliates. Except for the representations and warranties contained in Article III, Parent and Merger Sub acknowledge that neither the Company nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company and Parent and Merger Sub have not relied on, and expressly disclaim, any such other representations or warranties.

Article V
COVENANTS

5.1            Interim Operations of the Company and its Subsidiaries. Except (i) as set forth in Section 5.1 of the Company Disclosure Letter, or (ii) as consented to in writing by Parent, the Company covenants that, from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Closing Date:

(a)            the Company and its Subsidiaries will (i) conduct business only in the ordinary course of business consistent with past practice and (ii) to the extent consistent therewith, use Commercially Reasonable Efforts to (A) preserve intact its current business organization and (B) maintain its existing relationships with its customers, suppliers and employees; except that no action or failure to take action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) will constitute a breach under this Section 5.1(a) unless such action or failure to take action would constitute a breach of such provision of Section 5.1(b), as applicable;

(b)            neither the Company nor any of its Subsidiaries will:

(i)             amend its organizational documents (including shareholders agreements and similar Contracts between Company Shareholders);

(ii)            authorize or pay any dividends on or make any distribution with respect to its outstanding equity securities (whether in cash, assets, stock or other securities of the Company);

(iii)           issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any equity interests or interests convertible into or exchangeable for equity interests, or any rights, warrants or options to acquire or with respect to equity interests or convertible or exchangeable securities, or split, combine or reclassify the equity interests of any of the Company or any of its Subsidiaries;

(iv)           increase the compensation or benefits of its directors or officers;

(v)            except as required under the terms of any Company Benefit Plan in Section 3.10(a) of the Company Disclosure Letter or applicable Law, (A) grant or announce any increase in salaries, bonuses, severance, termination, retention or change-in-control pay, or other compensation and benefits payable or to become payable by the Company or any of its Subsidiaries to any current or former employee, except for increases in salary (x) of less than 5% of such employee’s salary immediately prior to the date of this Agreement, (y) in the ordinary course of business in a manner consistent with past practice, or (z) restoration of compensation and benefits which were cut in connection with COVID-19, (B) adopt, establish or enter into any Company Benefit Plan, other than in the case of the renewal of group health or welfare plans;

(vi)           make any loans or advances to any of its directors and executive officers (other than payroll advances or other advances consistent with past custom and practice made for travel, entertainment or other reimbursable expenses incurred in the ordinary course of business consistent with past practice) or make any change in its existing borrowing or lending arrangements for or on behalf of any such Persons;

(vii)          make any investments in, or capital contributions to, any Person other than in or to a wholly owned Subsidiary;

(viii)         incur, assume, guarantee, cancel, forgive or prepay any Indebtedness of the type described in subsections (a) through (e) of the definition thereof (or in subsections (l) and (m) of such definition as it relates to such subsections));

(ix)           change any of the accounting principles, methodologies or practices used by it unless required by or advisable under a change in GAAP or applicable Law;

(x)            (A) form a new subsidiary, (B) make, change or revoke any income Tax election, (C) file any amended income Tax Return, or (D) other than in the ordinary course of business consistent with past practice, settle or compromise any liability for income Taxes or surrender any claim for a refund of a material amount of income Taxes, other than in the case of clauses (C) and (D) hereof in respect of any income Taxes that have been identified in the reserves for income Taxes in the Company Financial Statements;

(xi)           acquire, including by merger, consolidation or acquisition of stock or assets, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in connection with acquisitions or investments, other than the purchase of supplies, equipment and products in the ordinary course of business consistent with past practice;

(xii)          except in the ordinary course of business consistent with past practice, renew, extend, terminate, amend in any material respect or waive any of its material rights under any Company Material Contract or enter into any Contract that would constitute a Company Material Contract if entered into prior to the date of this Agreement, except in the ordinary course of business consistent with past practice;

(xiii)         make or authorize any capital expenditure other than capital expenditures in the ordinary course of business consistent with past practice or that do not otherwise exceed the Company’s existing capital budget previously furnished to Parent;

(xiv)         except in the ordinary course of business consistent with past practice, sell, transfer, mortgage, encumber or otherwise dispose of any of its tangible assets, tangible properties or businesses, except for sales, transfers, mortgages, encumbrances or other dispositions in the ordinary course of business consistent with past practice (including dispositions of inventory or of obsolete equipment in the ordinary course of business consistent with past practice) or pursuant to an existing contract set forth in Section 5.1(b)(xiv) of the Company Disclosure Letter;

(xv)          except in the ordinary course of business consistent with past practice, (A) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any Company-Owned IP, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in the Company-Owned IP, or (B) grant to any third party any license, or enter into any covenant not to sue, with respect to any Company-Owned IP;

(xvi)         adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than this Agreement);

(xvii)        enter into any line of business that is different from the existing business of the Company and its Subsidiaries;

(xviii)       abandon or fail to diligently pursue the renewal of any Company Permit, except in the ordinary course of business consistent with past practice;

(xix)          compromise, settle or agree to settle any Action or consent to the same, other than compromises, settlements or agreements that involve only the payment of money damages not in excess of $500,000; or

(xx)           enter into a Contract to do any of the foregoing.

The Company, on the one hand, and Parent and Merger Sub, on the other hand, acknowledge and agree that (i) nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing, (ii) prior to the Closing, the Company will exercise, consistent with the terms and conditions of this Agreement, control and supervision over its operations, and (iii) notwithstanding anything to the contrary in this Agreement, no consent of Parent will be required with respect to any matter set forth in this Section 5.1 or elsewhere in this Agreement to the extent the requirement of such consent would reasonably be expected to be a violation of applicable Law.

5.2            Acquisition Proposals.

(a)            The Company will cause its Representatives to immediately cease any discussions or negotiations with any Person or group (other than Parent and its Representatives) that may be ongoing with respect to any Acquisition Proposal. With respect to any Person or group with whom such discussions or negotiations have been terminated, the Company will request that such Person or group promptly return or destroy in accordance with the terms of the applicable confidentiality agreement all information furnished by or on behalf of the Company or any of its Affiliates and use Commercially Reasonable Efforts to enforce compliance with such request, to the extent the Company has such rights under applicable agreements.

(b)            During the period from the date following the date hereof until the Closing Date (or earlier termination of this Agreement in accordance with its terms) (the “Interim Period”), the Company (i) will not authorize, direct or permit any Representatives to, (A) initiate, solicit or knowingly encourage the making of any proposal or offer that constitutes, or would reasonably be expected to result in, an Acquisition Proposal, (B) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of its Affiliates to any Person relating to, any proposal or offer that constitutes, or would reasonably be expected to result in, an Acquisition Proposal (for avoidance of doubt, it being understood that the foregoing will not prohibit the Company or its Representatives from making such Person aware of the restrictions of this Section 5.2 in response to the receipt of an Acquisition Proposal), or (C) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle or any other agreement relating to an Acquisition Proposal and (ii) will promptly after knowledge by the Company of receipt of an Acquisition Proposal (and in any event within two Business Days after knowledge of receipt), notify Parent both orally and in writing of the receipt by the Company or any of its Representatives of any bona fide Acquisition Proposal or any request for information from, or any negotiations sought to be initiated or resumed with, either the Company or its Representatives concerning an Acquisition Proposal, which notice will, to the extent providing such information will not constitute a violation by the Company or any of its Subsidiaries of a confidentiality agreement in effect as of the date of this Agreement, specify the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. The Company will keep Parent reasonably informed on a prompt basis (and in any event within 48 hours) of any material developments regarding any Acquisition Proposal or requests for non-public information from the proponent of an Acquisition Proposal. The Company will not, after the date of this Agreement, enter into any agreement that would prohibit them from providing the information contemplated by this Section 5.2(b). The Company will not amend or waive any provision of the Company Support Agreement and the receipt of any Acquisition Proposal will not affect the Company’s obligations hereunder or thereunder.

5.3            Interim Operations of Parent. During the Interim Period, except as contemplated by this Agreement or with the prior written approval of the Company or in accordance with the OSC Prospectus, the Consent Solicitation Statement/Prospectus or any obligations disclosed in the Public Disclosure Record, Parent and Merger Sub will (a) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (b) comply with all applicable Laws, (c) use Commercially Reasonable Efforts to keep available the services of their respective officers and employees, and (d) not take any of the following actions:

(i)             seek any approval from Parent Shareholders, or otherwise take any action, to amend the BC Parent Articles or the organizational documents of Merger Sub;

(ii)            authorize or pay any dividends on or make any distribution with respect to its outstanding equity securities (whether in cash, assets, stock or other securities of Parent);

(iii)           issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any equity interests or interests convertible into or exchangeable for equity interests, or any rights, warrants or options to acquire or with respect to equity interests or convertible or exchangeable securities, or split, combine or reclassify the equity interests of Parent;

(iv)           increase the compensation or benefits of its directors or officers (except in their capacity as employees to the extent otherwise permitted hereunder); or

(v)            acquire, including by merger, consolidation or acquisition of stock or assets, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in connection with acquisitions or investments;

(vi)           issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any equity interests or interests convertible into or exchangeable for equity interests, or any rights, warrants or options to acquire or with respect to equity interests or convertible or exchangeable securities, or split, combine or reclassify the equity interests of Parent or Merger Sub;

(vii)          make any loans or advances to any of its directors and executive officers (other than travel and payroll advances in the ordinary course of business consistent with past practice in type and amount) or make any change in its existing borrowing or lending arrangements for or on behalf of any such Persons;

(viii)         incur, assume, guarantee, cancel, forgive or prepay any Indebtedness of the type described in subsections (a) through (g) of the definition thereof (or in subsections (l) and (m) of such definition as it relates to such subsections));

(ix)           adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than this Agreement);

(x)            compromise, settle or agree to settle any Action or consent to the same, other than compromises, settlements or agreements that involve only the payment of money damages not in excess of $500,000; or

(xi)            make or revoke any material Tax election (other than ordinary course Tax elections customarily made on periodic Tax Returns) or settle or compromise any material income tax liability, except in the ordinary course of business consistent with past practice;

(xii)          amend, waive or otherwise change the BCAC Escrow Agreement in any manner adverse to the Company; and

(xiii)         enter into a Contract to do any of the foregoing.

5.4            Efforts to Satisfy Conditions.

(a)            Subject to the terms and conditions set forth in this Agreement, each of the Company, Parent and Merger Sub will use (and cause its Affiliates to use) its Reasonable Best Efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other Transactions including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity (including pursuant to any state or federal alcoholic beverage control Laws and regulations), (ii) the obtaining of all necessary consents, approvals or waivers from third parties and all consents, approvals and waivers from third parties reasonably requested by Parent to be obtained in respect of the Company Material Contracts in connection with the Merger, this Agreement or the Transactions (it being understood that, except with respect to the required waiver under the Company Loan Agreement, the failure to receive any such consents, approvals or waivers will not be a condition to Parent’s and Merger Sub’s obligations hereunder), (iii) the defending of any Actions, challenging this Agreement, the consummation of the Merger or the other Transactions, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the other Transactions; provided, however, that this obligation is explicitly qualified by Section 5.4(d).

(b)            Subject to the terms and conditions set forth in this Agreement, and without limiting the foregoing, the Company and Parent will (i) promptly, but in no event later than ten Business Days after the date of this Agreement, make their respective filings and thereafter make any other required submissions under the HSR Act and any other Antitrust Law that Parent determines in good faith applies, (ii) use Reasonable Best Efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the Transactions and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (iii) use Reasonable Best Efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the Transactions, (iv) promptly inform the other party upon receipt of any material communication from any Governmental Entity regarding any of the Transactions, and (v) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, from any Governmental Entity with respect to the Transactions. The Company and Parent will permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity. Each of the Company and Parent agrees not to (A) participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate, (B) extend any waiting period under the HSR Act without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), or (C) enter into any agreement with any Governmental Entity not to consummate the Transactions without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed).

(c)            In furtherance and not in limitation of the covenants of the Parties contained in this Section 5.4, but subject to the proviso in Section 5.4(a), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of the Company and Parent will cooperate in all respects with each other and will use their respective Reasonable Best Efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

(d)            Notwithstanding the foregoing, nothing in this Agreement or otherwise will require any Party to agree to any arrangement wherein the Company, Parent, Merger Sub or the Surviving Company would be required to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such actions or proceedings (or agree to do any of the foregoing) to resolve such action or proceeding or threat thereof so that the Transactions may be consummated, and nothing in this Section 5.4 will limit a Party’s right to terminate this Agreement pursuant to Article VII.

5.5            Access and Reports.

(a)            The Company will afford to Parent and its Representatives reasonable access during normal business hours, through the Closing, to its and its Subsidiaries’ officers, employees, properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and will furnish Parent with financial, operating and other data and information as Parent, through its respective officers, employees or other authorized Representatives may from time to time reasonably request in writing; provided, however, that Parent and its Representatives will conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Company and its Subsidiaries.

(b)            During the Interim Period, Parent will afford to the Company, Seller Representative and their respective Representatives reasonable access during normal business hours, to its and its Subsidiaries’ officers, employees, properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and will furnish the Company with financial, operating and other data and information as the Company, through its respective officers, employees or other authorized Representatives may from time to time reasonably request in writing; provided, however, that the Company, Seller Representative and their respective Representatives will conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of Parent.

(c)            This Section 5.5 will not require any Party to permit any access, or to disclose any information that the such Party determines is likely to result in any violation of any Law or cause any privilege (including attorney-client privilege) that such Party would be entitled to assert to be undermined with respect to such information; except that the Parties will cooperate in seeking to find a way to allow disclosure of such information to the extent doing so would not be reasonably likely to result in the violation of any such Law or be likely to cause such privilege to be undermined with respect to such information.

5.6            Notification of Certain Matters. During the Interim Period, each Party will give prompt notice to the other Parties if, to the Knowledge of such Party, such Party: (a) failed to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Entity) alleging (i) that the Consent of such third party is or may be required in connection with the Transactions or (ii) any material non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Entity in connection with the Transactions; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VI not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the Transactions. No such notice will constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

5.7            Listing. During the Interim Period, Parent will use its Reasonable Best Efforts (a) to ensure that Parent remains listed as a public company on, and for the Class A Restricted Voting Shares and the Parent Warrants to be traded on, the TSX, (b) to the extent that the Class A Restricted Voting Shares and the Parent Warrants are listed on NASDAQ prior to the Closing, to ensure that the Class A Restricted Voting Shares and Parent Warrants remain listed on NASDAQ, and (c) to cause the NV Parent Common Shares and NV Parent Warrants to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Closing Date. To the extent that the Class A Restricted Voting Shares and the Parent Warrants are not listed on NASDAQ as of the date hereof, Parent will use its Reasonable Best Efforts to ensure that the Class A Restricted Voting Shares and the Parent Warrants are listed on NASDAQ as promptly as reasonably practicable.

5.8            Parent Public Filings. During the Interim Period, Parent will use its Reasonable Best Efforts to keep current and timely file all reports required to be filed or furnished with the CSA and the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

5.9            Publicity. The initial press release regarding this Agreement, the Merger and the Transactions will be substantially in the form previously agreed to by Parent and the Company. Thereafter until the Closing Date, neither the Company or Parent will issue or cause the publication of any press release or similar public announcement with respect to, or otherwise make any public statement concerning, this Agreement, the Merger or the other Transactions that is inconsistent with such prior release in any material respect without first consulting with the other Party; provided, however, that this Section 5.9 will not apply to any release or public statement (a) in connection with any dispute between the Parties regarding this Agreement or the Transactions or (b) as a Party may in good faith determine is required by Law or listing requirements.

5.10          Tax Matters.

(a)            The Company will, at its expense, prepare or cause to be prepared all Tax Returns of the Company and its Subsidiaries with respect to all taxable periods ending on or prior to the Closing Date which are due on or before the Closing Date.

(b)            After the Closing, Parent will make available to Sponsor and any Affiliate or Representative thereof and to any Governmental Entity, as reasonably requested, all information, records and documents relating to Taxes of Parent or the Company (or, after the Closing, the Surviving Company) and furnish to Sponsor copies of all correspondence received from any Governmental Entity in connection with any Tax audit or information request.

5.11          Employee Benefits. The Surviving Company will perform all employment or compensatory Contracts between the Company or any of its Subsidiaries, on the one hand, and any past or present employee or consultant of the Company or any of its Subsidiaries, on the other (including all retention awards and employment, employment continuation, severance, incentive, change in control and termination Contracts disclosed in Section 3.10(a) of the Company Disclosure Letter).

5.12          Expenses. Except as expressly provided herein, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger and the other Transactions will be paid by the Party incurring such expense.

5.13          Parent Shareholder Meeting.

(a)            Subject to the terms of this Agreement, Parent will:

(i)             convene and conduct the Parent Shareholder Meeting in accordance with the constitutive documents of Parent and applicable Law as promptly as practicable, for the purpose of considering the Parent Resolutions, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Parent Shareholder Meeting without the prior written consent of the Company (which consent will not be unreasonably withheld or delayed), except in the case of an adjournment or postponement as required by applicable Law or for quorum purposes;

(ii)            solicit proxies (without being obliged to engage a proxy solicitation agent) in favor of the approval of the Parent Resolutions and against any resolution inconsistent with the Parent Resolutions;

(iii)           consult with the Company in fixing the date of the Parent Shareholder Meeting and the record date for purposes of notice thereof and voting thereat, give notice to the Company of the Parent Shareholder Meeting and allow the Company’s Representatives to attend the Parent Shareholder Meeting;

(iv)           promptly advise the Company at such times as the Company may reasonably request and at least on a daily basis on each of the last ten Business Days prior to the date of the Parent Shareholder Meeting, as to the tally of the proxies and other voting documentation received by Parent in respect of the Parent Resolutions and other matters to be voted upon at the Parent Shareholder Meeting, the number of Class A Restricted Voting Shares with respect to which BCAC Dissent Rights were exercised and the numbers of notices of redemption of Parent’s Class A Restricted Voting Shares by on or behalf of the holders thereof; and

(v)            not change the record date for Parent Shareholders entitled to notice of or to vote at the Parent Shareholder Meeting in connection with any adjournment or postponement of the Parent Shareholder Meeting, or change any other matters in connection with the Parent Shareholder Meeting unless required by Law or consented to in writing by the Company (which consent will not be unreasonably withheld or delayed).

(b)            Parent will, as promptly as reasonably practicable, prepare and complete, in consultation with the Company, the Parent Circular together with any other documents required by Law in connection with the Parent Shareholder Meeting, and Parent will, subject to obtaining TSX approval and a final receipt for its OSC Prospectus from the Securities Regulatory Authorities, cause the Parent Circular and such other documents to be filed with the Securities Regulatory Authorities and sent to each Parent Shareholder and other Persons as required by applicable Law, in each case so as to permit the Parent Shareholder Meeting to be held by the date determined pursuant to Section 5.13(a).

(c)            Parent will ensure that the Parent Circular complies in all material respects with applicable Law, does not contain any misrepresentation (except that Parent will not be responsible for any information relating to the Company and its Subsidiaries, or its business and affairs that is contained in the Parent Circular and that was approved for inclusion therein by the Company in writing, acting reasonably) and provides Parent Shareholders sufficient information to permit them to form a reasonably informed judgment concerning the matters to be placed before the Parent Shareholder Meeting. Without limiting the generality of the foregoing, the Parent Circular will include a statement that the Parent Board has determined that the Parent Resolutions are in the best interests of Parent and recommends that Parent Shareholders vote in favor of the Parent Resolutions (the “Parent Board Recommendation”). The Parent Board will not (and no committee or subgroup thereof will) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Parent Board Recommendation in any manner adverse to the Company (a “Parent Change in Recommendation”), except and only to the extent that the Parent Board (or any such committee) determines after consultation with counsel that so doing is required by Law or fiduciary requirements.

(d)            Parent will give the Company and its auditors and legal counsel a reasonable opportunity to review and comment on drafts of the Parent Circular and other related documents, and will give reasonable consideration to any comments made by the Company and its auditors and counsel, and agrees that all information relating to the Company included in the Parent Circular must be in a form and content satisfactory to the Company, acting reasonably.

(e)            The Company will provide to Parent in writing all necessary information concerning the Company that is required by Law to be included by Parent in the Parent Circular or other related documents, use Commercially Reasonable Efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Parent Circular and to the identification in the Parent Circular of each such advisor, and will ensure that such information does not contain any misrepresentation concerning the Company.

(f)             Each Party will promptly notify the other Party if it becomes aware that the Parent Circular contains a misrepresentation or otherwise requires an amendment or supplement. The Parties will cooperate in the preparation of any such amendment or supplement as required or appropriate, and Parent will promptly mail, file or otherwise publicly disseminate any such amendment or supplement to Parent Shareholders and file the same with the Securities Regulatory Authorities or any other Governmental Entity as required.

(g)            Parent will extend the Redemption Right for any minimum period required by any rule, regulation, interpretation or position of the OSC, TSX or the respective staff thereof that is applicable to the Redemption Right, and pursuant to the BC Parent Articles. Nothing in this Section 5.13(g) will be deemed to impair, limit or otherwise restrict in any manner the right of Parent to terminate this Agreement in accordance with Article VII.

5.14          OSC Prospectus.

(a)            Parent will, in consultation with the Company and its advisors, as promptly as reasonably practicable, prepare and file the OSC Prospectus with the TSX and the Securities Regulatory Authorities, in accordance with the TSX Company Manual (pertaining to special purpose acquisition corporations and subject to any exemptions) as reflected in the Final IPO Prospectus and applicable Law. The Company will provide to Parent: (a) in writing all necessary information concerning the Company that is required by Law to be included in the OSC Prospectus (including the Company Financial Statements) and (b) such assistance as may be reasonably required in connection with the preparation of the OSC Prospectus.

(b)            The Company will provide Parent and its auditor access to and the opportunity to review all financial statements and financial information of the Company that is required in connection with the preparation of the OSC Prospectus (including the Company Financial Statements). The Company hereby: (i) consents to the inclusion of any such financial statements in the OSC Prospectus and (ii) agrees to provide appropriate signatures where required and to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial or other expert information required to be included in the OSC Prospectus. The Company further agrees to provide such financial information and assistance as may be reasonably required in connection with any pre-filing or exemptive relief application in respect of disclosure in the OSC Prospectus and in connection with the preparation of any pro-forma financial statements for inclusion in the Prospectus. The Company will certify to Parent that all information and statements provided by the Company for inclusion in the preliminary and final OSC Prospectus, will be at the date the information and statements are provided, and will be at the proposed date of filing of the preliminary and final OSC Prospectus, true, complete and correct, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company as required by securities Laws and no material fact or information will have been omitted from such disclosure which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they are made.

(c)            The Parties will cooperate with one another in connection with the preparation and filing of the OSC Prospectus and will use their Reasonable Best Efforts to obtain the approval of the TSX and a receipt for Parent’s final OSC Prospectus from the Securities Regulatory Authorities, including providing or submitting on a timely basis all documentation and information that is reasonably required or advisable in connection with obtaining such approvals. Upon the reasonable request of Parent, the Company will cause its directors and executive officers who are required or requested by a Governmental Entity to deliver personal information forms under the rules of the TSX and/or securities Laws to complete and deliver such forms in a timely manner.

(d)            The Parties will jointly seek to ensure that the OSC Prospectus complies in all material respects with applicable Law, does not contain any misrepresentation (except that Parent will not be responsible for any written information or financial statements relating to the Company that was furnished by or on behalf of the Company for inclusion therein), and is in a form satisfactory to the TSX and to the Securities Regulatory Authorities in order to obtain a receipt from the Securities Regulatory Authorities in respect thereof.

(e)            Parent will give the Company and its auditors and legal counsel a reasonable opportunity to review and comment on drafts of the OSC Prospectus and other related documents, and will give reasonable consideration to any comments made by the Company and its auditors and legal counsel and agrees that all information relating to the Company included in the OSC Prospectus must be in a form and content satisfactory to the Company, acting reasonably, and will, subject to obtaining TSX clearance and receipt of Parent’s final OSC Prospectus from the Securities Regulatory Authorities, cause the OSC Prospectus to be filed on SEDAR (and sent to each Parent Shareholder) as required by applicable Law.

5.15          Form S-4.

(a)            The Company will, promptly following the written request of Parent, provide Compliant Financial Statements to Parent. Such Compliant Financial Statements will have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) and in accordance with the requirements of the Public Company Accounting Oversight for public companies. The Compliant Financial Statements will be true, complete and correct in all material respects and fairly present, in all material respects, the financial position of the Company and its Subsidiaries as of the dates thereof and the results of operations of the Company and its Subsidiaries for the periods reflected therein. The Compliant Financial Statements will (i) be prepared from the books and records of the Company and (ii) contain and reflect all necessary adjustments and accruals for a fair presentation in all material respects of the financial condition of the Company and its Subsidiaries as of their dates.

(b)            As promptly as reasonably practicable, and subject to the Company's obligation to provide Compliant Financial Statement to Parent pursuant to Section 5.15(a), Parent will prepare and file with the SEC the Form S-4 (which will include the Consent Solicitation Statement/Prospectus) for the purposes of (i) registering under the U.S. Securities Act the NV Parent Common Shares and NV Parent Warrants issuable in connection with the Domestication, (ii) registering under the U.S. Securities Act the NV Parent Common Shares issuable in connection with the Merger, and (iii) soliciting consents from the Company Shareholders in connection with the Company Shareholder Approval. Parent will notify the Company promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Form S-4 or the Consent Solicitation Statement/Prospectus or any other filing or for additional information. Parent will permit the Company and its counsel to review the Form S-4, including the Consent Solicitation Statement/Prospectus and any exhibits, amendments or supplements thereto and will consult with the Company and its advisors, in good faith, concerning such correspondence from the SEC with respect thereto, and will reasonably consider and take into account the reasonable suggestions, comments or opinions of the Company and its advisors. Whenever any event occurs which would reasonably be expected to result in the Form S-4 or Consent Solicitation Statement/Prospectus containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, Parent or the Company, as the case may be, will promptly inform the other Parties of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to Parent Shareholders, an amendment or supplement to the Form S-4 or Consent Solicitation Statement/Prospectus.

(c)            The Consent Solicitation Statement/Prospectus will be disseminated to Parent Shareholders and the Company Shareholders as soon as practicable after the date on which all comments to the Consent Solicitation Statement/Prospectus have been cleared for the purpose of soliciting the Company Shareholder Approval. The Company will use its Commercially Reasonable Efforts to obtain the Company Shareholder Approval within one Business Day of the Form S-4’s becoming effective. The Company will keep Parent reasonably informed regarding all matters relating to the Company Shareholder Approval.

(d)            The Company will provide Parent, as promptly as reasonably practicable, with such information, including financial statements and other financial data, concerning the Company and its Subsidiaries as may be necessary for the information concerning the Company and its Subsidiaries in the Form S-4, the Proxy Statement/Prospectus and other filings to comply with all applicable provisions of and rules under the U.S. Securities Act, the U.S. Exchange Act, the NRS and the DGCL in connection with the preparation, filing and distribution of the Consent Solicitation Statement/Prospectus, the solicitation of consents thereunder, and the preparation and filing of other filings (including, for the avoidance of doubt, financial statements in connection with any pending acquisition). The information relating to the Company and its Subsidiaries furnished by or on behalf of the Company and its Subsidiaries for inclusion in the Form S-4 and the Proxy Statement/Prospectus will not, as of (i) the date of mailing of the Consent Solicitation Statement/Prospectus to the Company Shareholders or (ii) the Effective Time, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading.

5.16          Domestication. Subject to receipt of the Parent Shareholder Approval, immediately prior to the Effective Time, Parent will cause the Domestication to become effective, including by (a) filing with the Secretary of State of Nevada Articles of Domestication with respect to the Domestication, in form and substance reasonably acceptable to Parent and the Company, together with the NV Parent Charter, in each case, in accordance with the provisions thereof and applicable Law and (b) completing and making and procuring all filings required to be made with the BC Registries and Online Services in connection with the Domestication. In accordance with applicable Law, the Domestication will provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any Parent Shareholder, (i) each Class A Restricted Voting Share (unless BCAC Dissent Rights have been exercised with respect thereto) and each Founder’s Share (other than those surrendered pursuant to Section 1.2(a)(ii) will be converted into NV Parent Common Shares at the conversion rate set forth in Section 1.2(a)(iii) and (ii) each Founder’s Warrant (other than those surrendered pursuant to Section 1.2(a)(ii)) and each Parent Public Warrant will continue and remain outstanding as one NV Parent Warrant.

5.17          Post-Closing Directors and Officers of Parent. Subject to the terms of the NV Parent Organizational Documents, Parent will take all such action within its power as necessary such that immediately following the Effective Time:

(a)            The Parent Board will consist of the members identified on and elected in accordance with Annex 5.17(a).

(b)            The initial post-Closing officers will be as set forth on Annex 5.17(b).

5.18          Pre-Closing Repurchase of Certain Company Shares. Prior to the Closing, the Company will repurchase for cancellation Company Shares from the holder of Series B stock (the “Series B Shareholder”) having a value equal to the Remaining Cash Amount at a price per Company Share equal to the Per Share Merger Consideration (as determined based on the Pre-Closing Statement, without being subject to any adjustment based on the Final Merger Consideration as finally determined pursuant to Section 2.7 or any adjustment contemplated by Section 5.23) (such Company Shares, the “Repurchased Shares”). Such repurchase will be effective immediately prior to the Closing and be conditional on, among other things, the occurrence of Closing. Payment of the Remaining Cash Amount will be made by or on behalf of the Company substantially contemporaneously with the Closing as set forth in Section 1.2(b)(v). At least five Business Days prior to the Closing, the Company will deliver to Parent a schedule (the “Repurchase Schedule”) setting forth (a) the number of Repurchased Shares held by the Series B Shareholder, (b) documentation duly executed by the Series B Shareholder sufficient to transfer the Repurchased Shares to the Company for cancellation upon consummation of the Repurchase Offer, free and clear of all Liens (other than restrictions under securities Laws of general applicability), and (c) payment instructions with respect to the payment to be made for the Repurchased Shares. Substantially contemporaneously with the Closing, as set forth in Section 1.2(b)(v), the Company will pay or cause to be paid to the Series B Shareholder the Remaining Cash Amount for its Repurchased Shares using the payment instructions set forth in the Repurchase Schedule. Repurchased Shares will, immediately prior to the Closing, no longer be deemed outstanding, will be converted solely into the right to receive the consideration set forth in this Section 5.18 and will constitute Excluded Shares for purposes of the Merger.

5.19          Indemnification and Insurance.

(a)            From and after the Effective Time, Parent and the Surviving Company will indemnify and hold harmless each present and former director and officer of Parent, the Company and each of its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or its Subsidiaries, as the case may be, would have been permitted under applicable Law and their respective certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted or required under applicable Law). Without limiting the foregoing, Parent will, and will cause the Surviving Company and its Subsidiaries to, (i) maintain for a period of not less than six years from the Effective Time provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those Persons than the provisions of such certificates of incorporation (if applicable), bylaws and other organizational documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Parent will assume, and be liable for, and will cause the Surviving Company and its Subsidiaries to honor, each of the covenants in this Section 5.19.

(b)            For a period of six years from the Effective Time, Parent and the Surviving Company will, or will cause one or more of their Subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Parent’s, the Company’s or its Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Parent or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event will Parent, the Surviving Company or their Subsidiaries be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Company and its Subsidiaries for such insurance policy for the year ended December 31, 2020; provided, however, that (i) Parent or the Surviving Company may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 5.19 will be continued in respect of such claim until the final disposition thereof.

(c)            Notwithstanding anything contained in this Agreement to the contrary, this Section 5.19 will survive the consummation of the Merger indefinitely and will be binding, jointly and severally, on Parent and the Surviving Company and all successors and assigns of Parent and the Surviving Company. In the event that Parent, the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and is not the continuing or Surviving Company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent and the Surviving Company will ensure that proper provision will be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, will succeed to the obligations set forth in this Section 5.19. The obligations of Parent and the Surviving Company under this Section 5.19 will not be terminated or modified in such a manner as to materially and adversely affect any present and former director and officer of Parent, the Company and each of its Subsidiaries to whom this Section 5.19 applies without the consent of the affected Person.

5.20            Transfer Taxes; Parent Transaction Taxes. Parent will pay for any sales, use, real property transfer, stamp, stock transfer or other similar transfer Taxes imposed on Parent, Merger Sub, the Company or any of its Subsidiaries in connection with the Merger or the other Transactions (but excluding any Parent Transaction Taxes); provided, however, that 50% of such amounts will be deemed Company Transaction Expenses hereunder. Parent Transaction Taxes will be paid by Parent post-Closing and will not impact the calculation of Final Merger Consideration in any manner.

5.21          Certain Section 16 Matters. Before the Closing, the Parent Board, or a committee thereof composed solely of two or more “Non-Employee Directors” (as defined in Rule 16b-3(b)(3)(i) under the U.S. Exchange Act), will adopt a resolution consistent with interpretive guidance of the SEC such that the acquisition of NV Parent Common Shares pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined in Rule 16a-1(f) under the U.S. Exchange Act) of Parent following the Closing, will be an exempt transaction for purposes of Section 16(b) of the U.S. Exchange Act pursuant to Rule 16b-3 thereunder.

5.22          Proportionate Voting Shares. Prior to the Domestication, Parent Board will adopt a Mandatory Conversion Resolution (as defined in the BC Parent Articles), such that, as part of the Domestication Events and as set forth in Section 1.2(a)(iii), each Founder’s Share will convert into one NV Parent Common Share.

5.23          Treatment of PPP Note.

(a)            Prior to the Closing, the Company will use its Commercially Reasonable Efforts to obtain forgiveness of the PPP Note.

(b)            To the extent that, as of immediately prior to the Closing, the PPP Note has not been forgiven in its entirety (but has not been finally determined not to be forgivable in accordance with the CARES Act), then:

(i)             Prior to the Closing, the Company will deposit the amount necessary to repay the PPP Note in full plus accrued and unpaid interest (the “PPP Note Escrow Amount”) with the issuing lender thereof, to be held in escrow (the “PPP Note Escrow”) for the purpose of securing the Company’s obligation to repay the PPP Note.

(ii)             Following the Closing, the Surviving Company, will use its Commercially Reasonable Efforts to obtain forgiveness of the PPP Note and the Surviving Company will be entitled, from the PPP Note Escrow, to the amount of any portion of the PPP Note that is actually forgiven following the Closing Date.

(iii)           On the earlier of (A) the Surviving Company’s receipt of notice from the applicable lender or the applicable Governmental Entity that any or all of the PPP Note will not be forgiven and (B) the date that is 18 months after the Closing Date (provided that confirmation of forgiveness of the entire amount of the PPP Note by the applicable lender and the applicable Governmental Entity will not have been received by the Surviving Company prior thereto), (1) the Merger Consideration or the Final Merger Consideration, if it has been then finally determined (as applicable) will be adjusted downward by an amount equal to the amount of the PPP Note not so forgiven, (2) the calculation of the Per Share Merger Consideration will be similarly decreased at a rate of one NV Parent Common Share for each $10 increment that the Per Share Merger Consideration has been reduced as a result of such recalculation (provided that no adjustment will be made for any divergence that is in an amount of $9.99 or less), and (3) Parent will redeem from the Company Shareholder, and the Company Shareholders will tender to Parent, for no consideration, NV Parent Common Shares (the “Redemption Shares”) which are determined to have been over-issued to any Company Shareholder as a result of the calculation in the foregoing clause (2). The redemption and tender of the Redemption Shares will be pro rata based on each Company Shareholder’s proportionate ownership of the aggregate NV Parent Common Shares owned by the Company Shareholders, in each case, as of immediately after the Effective Time.

5.24          Lien Releases. Prior to the Closing, the Company will use Commercially Reasonable Efforts to deliver customary documentation, in form and substance reasonably satisfactory to Parent, evidencing the release of the recorded Liens set forth on Section 5.24 of the Company Disclosure Letter.

Article VI
CONDITIONS

6.1            Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to consummate the Transactions is subject to the satisfaction (or waiver by such Party, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a)            no Governmental Entity having competent jurisdiction shall have enacted, issued or entered any Order which remains in effect that enjoins or otherwise prohibits the consummation of the Transactions;

(b)            the Parent Shareholder Approval shall have been obtained in accordance with the provisions of the BC Parent Articles and the BCBCA, applicable securities Laws and applicable TSX and NASDAQ rules;

(c)            the Form S-4 containing the Consent Solicitation Statement/Prospectus shall have become effective and no stop order suspending the effectiveness of the Form S-4 is in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

(d)            a final receipt for the OSC Prospectus shall have been issued by the OSC on behalf of each of the Securities Regulatory Authorities;

(e)            approval of the TSX shall have been obtained by Parent to enable the Merger to qualify as Parent’s Qualifying Acquisition and the listing of the NV Parent Common Shares and the NV Parent Warrants on the TSX after the Effective Time;

(f)             the NV Parent Common Shares and the NV Parent Warrants shall have been approved for listing on NASDAQ as National Global Market securities within the meaning of NASDAQ Rule 5005(a)(27);

(g)            any waiting period (and any extension thereof) applicable to the consummation of Transactions under applicable Antitrust Laws, including the HSR Act, shall have expired or been terminated; and

(h)            the Domestication Events shall have occurred.

6.2            Parent’s Conditions. The obligations of Parent and Merger Sub to consummate the Transactions will be subject to the satisfaction (or waiver by Parent, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)            (i) the Company Fundamental Representations shall be true, complete and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true, complete and correct as of such earlier date) other than de minimis inaccuracies and (ii) the other representations and warranties of the Company set forth in Section III shall be true, complete and correct (without giving effect to any qualifications or limitations as to materiality or Company Material Adverse Effect set forth therein) as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true, complete and correct as of such earlier date) except, in the case of this clause (ii) for such failures to be true, complete and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b)            the Company shall have performed in all material respects its covenants required to be performed by it under this Agreement at or prior to the Closing Date;

(c)            since the date of this Agreement, a Company Material Adverse Effect shall not have occurred;

(d)            the Company shall have delivered to Parent evidence that the Company Shareholder Approval has been obtained;

(e)            the Employment Agreements, the Company Support Agreement, the Investor Rights Agreement and the Restrictive Covenant Agreement shall be in full force and effect;

(f)           the agreements between or among Company Shareholders set forth on Section 6.2(f) of the Company Disclosure Letter shall have been (i) terminated and of no further force or effect or (ii) amended as specified in Section 6.2(f) of the Company Disclosure Letter, as applicable; and

(g)          the Company shall have delivered, or caused to be delivered, to Parent, the following:

(i)              counterparts of the Investor Rights Agreement, duly executed by each of the Company Shareholders;

(ii)             a counterpart of the Adjustment Escrow and Exchange Agent Agreement, duly executed by the Company;

(iii)            an affidavit, under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulation §1.897-2(h) so that Parent is exempt from withholding any portion of the Merger Consideration thereunder;

(iv)            a waiver or amendment in respect of any event of default related to the Transactions under the Company Loan Agreement in form and substance reasonably satisfactory to Parent, which waiver or amendment shall remain in full force and effect; and

(v)             a certificate signed on behalf of the Company by a senior executive of the Company and dated as of the Closing Date certifying that the conditions set forth in Sections 6.2(a), (b) and (c) have been satisfied.

6.3          The Company’s Conditions. The obligations of the Company to consummate the Transactions will be subject to the satisfaction (or waiver by such Party, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)          (i) the Parent Fundamental Representations shall be true, complete and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true, complete and correct as of such earlier date) other than de minimis inaccuracies and (ii) the other representations and warranties of Parent set forth in Article IV shall be true, complete and correct (without giving effect to any qualifications or limitations as to materiality or Parent Material Adverse Effect set forth therein) as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true, complete and correct as of such earlier date) except, in the case of this clause (ii) for such failures to be true, complete and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(b)           Parent and Merger Sub shall have performed in all material respects its covenants required to be performed by it under this Agreement at or prior to the Closing Date;

(c)           since the date of this Agreement, a Parent Material Adverse Effect shall not have occurred;

(d)           Parent shall have delivered to Company evidence that it has approved the Transactions in its capacity as the sole shareholder of Merger Sub; and

(e)           Parent shall have delivered, or caused to be delivered, to the Company, the following:

(i)            a counterpart of the Investor Rights Agreement, duly executed by Sponsor and Parent;

(ii)           a counterpart of the Adjustment Escrow and Exchange Agent Agreement, duly executed by Sponsor; and

(iii)          a certificate signed on behalf of Parent by a senior executive of Parent and dated as of the Closing Date certifying that the conditions set forth in Sections 6.3(a), (b) and (c) have been satisfied.

Article VII
TERMINATION

7.1          Termination by Mutual Consent. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing by mutual written consent of the Company and Parent.

7.2          Termination by Either Parent or the Company. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by either Parent or the Company:

(a)          if prior to the Closing, the Transactions are enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable Order of a Governmental Entity of competent jurisdiction, provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(a) will not be available to any Party whose breach of any provision of this Agreement results in or materially contributes to causing such Order to be issued or the failure of the Order to be removed (provided that, for the avoidance of doubt, Parent’s exercise of its rights pursuant to Section 5.4(d) (No Obligation to Divest Assets) will not preclude its ability to terminate under this Section 7.2(a));

(b)          if the Closing has not have occurred on or before the Outside Date, provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(b) will not be available to any Party whose breach of any provision of this Agreement results in or materially contributes to causing the Closing to fail to occur prior to the Outside Date (provided that, for the avoidance of doubt, a Party’s exercise of its rights pursuant to Section 5.4(d) (No Obligation to Divest Assets) will not preclude its ability to terminate under this Section 7.2(b)); or

(c)          if the Parent Shareholder Approval is not obtained at the Parent Shareholder Meeting duly convened or any adjournment or postponement thereof.

7.3          Termination by the Company. This Agreement may be terminated and the Transactions may be abandoned by the Company at any time prior to the Closing:

(a)          if Parent or Merger Sub breaches any representation, warranty or covenant made by either of them in this Agreement such that the conditions specified in Section  6.3(a) (Parent Bring-Down) or 6.3(b) (Compliance with Parent Covenants) would not be satisfied at the Closing (a “Terminating Parent Breach”), except that, if such Terminating Parent Breach is curable by Parent through the exercise of its Reasonable Best Efforts, then, for a period of up to 60 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Outside Date) after receipt by Parent of notice from the Company of such breach, but only as long as Parent continues to use its Reasonable Best Efforts to cure such Terminating Company Breach (the “Parent Cure Period”), then such termination will not be effective, and such termination will become effective only if the Terminating Parent Breach is not cured within the Parent Cure Period; provided, that the right to terminate this Agreement under this Section 7.3(a) will not be available if the Company is then in breach of this Agreement such that any of the conditions set forth Section 6.1 (Mutual Conditions) or Section 6.2 (Parent’s Conditions) would not reasonably be capable of being satisfied by the Outside Date;

(b)          (i) if all of the conditions set forth in Section 6.1 (Mutual Conditions) or Section 6.2 (Parent’s Conditions) will have been satisfied or waived (other than those conditions that (x) by their terms are to be satisfied at the Closing, so long as each such conditions are capable of being satisfied or (y) have not been satisfied, or are not capable of being satisfied, as a result of Parent’s or Sponsor’s breach of this Agreement, the Founder Support Agreement or any of the other Ancillary Agreements), (ii) the Company has irrevocably confirmed in writing to Parent that (A) all of the conditions set forth in Section 6.3 (Company’s Conditions) (other than those conditions that, by their terms, are capable of being satisfied only at Closing, so long as each such condition is capable of being satisfied) have been satisfied or have been waived by the Company and (B) the Company is prepared to consummate the Closing; provided that such confirmation will not be delivered earlier than the date that the Closing should have occurred pursuant to Section 1.1, and (iii) Parent fails to consummate the Closing within five Business Days following the date on which the confirmation has been delivered to Parent; provided, that, for the avoidance of doubt, during such five-Business-Day period following the date on which the confirmation has been delivered to Parent, neither Parent nor the Company will be entitled to terminate this Agreement pursuant to Section 7.2(b); or

(c)          there has been a Parent Change in Recommendation.

7.4          Termination by Parent. This Agreement may be terminated and the Transactions may be abandoned by Parent at any time prior to the Closing:

(a)          if the Company breaches any representation, warranty or covenant made by the Company in this Agreement such that the conditions specified in Section  6.2(a) (Company Bring-Down) or 6.2(b) (Compliance with Company Covenants) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its Reasonable Best Efforts, then, for a period of up to 60 days (or any shorter period of the time that remains between the date Parent provides written notice of such violation or breach and the Outside Date) after receipt by the Company of notice from Parent of such breach, but only as long as the Company continues to use its Reasonable Best Efforts to cure such Terminating Company Breach (the “Company Cure Period”), then such termination will not be effective, and such termination will become effective only if the Terminating Company Breach is not cured within the Company Cure Period; provided, that the right to terminate this Agreement under this Section 7.4(a) will not be available if Parent is then in breach of this Agreement such that any of the conditions set forth Section 6.1 (Mutual Conditions) or Section 6.3 (Company’s Conditions) would not be capable of being satisfied by the Outside Date;

(b)          (i) if all of the conditions set forth in Section 6.1 (Mutual Conditions) or Section 6.3 (Company’s Conditions) will have been satisfied or waived (other than those conditions that (x) by their terms are to be satisfied at the Closing, so long as each of such conditions is capable of being satisfied, and (y) have not been satisfied, or are not capable of being satisfied, as a result of the Company’s breach, or the breach of a Company Shareholder who is party to the Company Support Agreement, of this Agreement, the Company Support Agreement or any of the other Ancillary Agreements), (ii) Parent has irrevocably confirmed in writing to the Company that (A) all of the conditions set forth in Section 6.2 (Parent’s Conditions) (other than those conditions that, by their terms, are capable of being satisfied only at Closing, so long as each such condition is capable of being satisfied) have been satisfied or have been waived by Parent and (B) Parent is prepared to consummate the Closing; provided that such confirmation will not be delivered earlier than the date that the Closing should have occurred pursuant to Section 1.1, and (iii) the Company fails to consummate the Closing within five Business Days following the date on which the confirmation has been delivered to the Company; provided, that, for the avoidance of doubt, during such five-Business-Day period following the date on which the confirmation has been delivered to the Company, neither Parent nor the Company will be entitled to terminate this Agreement pursuant to Section 7.2(b);

(c)          the Company Board has withdrawn or modified, or publicly proposed or resolved to withdraw or modify in a manner adverse to Parent, the recommendation of the Company Board that the Company Shareholders vote in favor of approving the Transactions (a “Company Change in Recommendation”); or

(d)          if the Company Shareholder Approval is not obtained within one Business Day after the date on which Form S-4 becomes effective.

7.5          Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Transactions pursuant to this Article VII, (A) this Agreement will terminate and become void and of no effect and (B) there will be no liability to any Person on the part of any Party (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, (i) the provisions set forth in this Section 7.5, Article VIII and the Confidentiality Agreement will survive the termination of this Agreement and (ii) nothing herein will relieve the Company, Parent or Merger Sub from liability for any Deliberate and material breach of, or Deliberate and material failure to perform any covenant or agreement contained in this Agreement occurring prior to such termination despite the actual or probable satisfaction (or reasonable ability to satisfy) the conditions to such Party’s obligation to complete the Closing.

Article VIII
MISCELLANEOUS AND GENERAL

8.1          No Survival. The representations and warranties of the Parties contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Company, Parent or Merger Sub pursuant to this Agreement will not survive the Closing, and from and after the Closing, the Surviving Company and Parent and their respective Representatives will not have any further obligations, nor will any claim be asserted or action be brought against the Surviving Company and Parent or their respective Representatives with respect thereto. The covenants of the Company, Merger Sub and Parent in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants, will not survive the Closing, except for those covenants contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants will survive the Closing and continue until fully performed in accordance with their terms).

8.2          Seller Representative.

(a)          Each Company Shareholder, by delivery of a Letter of Transmittal, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Darrell D. Swank, solely in the capacity as Seller Representative, as the true and lawful agent and attorney-in-fact of such Persons with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement and the Ancillary Documents to which Seller Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Seller Representative Documents”), as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated under Seller Representative Documents, including: (i) terminating, amending or waiving on behalf of such Person any provision of any Seller Representative Document (provided, that any such action, if material to the rights and obligations of the Company Shareholders in the reasonable judgment of Seller Representative, will be taken in the same manner with respect to all Company Shareholders unless otherwise agreed by each Company Shareholder who is subject to any disparate treatment of a potentially material and adverse nature); (ii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Seller Representative Document; (iii) employing and obtaining the advice of legal counsel, accountants and other professional advisors as Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as Seller Representative and to rely on their advice and counsel; (iv) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing; and (v) otherwise enforcing the rights and obligations of any such Persons under any Seller Representative Document, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by Seller Representative will be binding upon each Company Shareholder and their respective successors and assigns, and neither they nor any other Party will have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 8.2 are irrevocable and coupled with an interest. Seller Representative hereby accepts its appointment and authorization as Seller Representative under this Agreement.

(b)          Any other Person, including Parent, Sponsor, Merger Sub, Sponsor the Company and, following the Merger, the Surviving Company, may conclusively and absolutely rely, without inquiry, upon any actions of Seller Representative as the acts of the Company Shareholders under any Seller Representative Documents. Parent, Sponsor, Merger Sub, Sponsor the Company and, following the Merger, the Surviving Company will be entitled to rely conclusively on the instructions and decisions of Seller Representative as to (i) any payment instructions provided by Seller Representative or (ii) any other actions required or permitted to be taken by Seller Representative hereunder, and no Company Shareholder will have any cause of action against Parent, Sponsor, Merger Sub, Sponsor, the Company or, following the Merger, the Surviving Company for any action taken by any of them in reliance upon the instructions or decisions of Seller Representative. Parent, Sponsor, Merger Sub, Sponsor, the Company and, following the Merger, the Surviving Company will not have any liability to any Company Shareholder for any allocation or distribution among the Company Shareholders by Seller Representative of payments made to or at the direction of Seller Representative. All notices or other communications required to be made or delivered to a Company Shareholder under any Seller Representative Document will be made to Seller Representative for the benefit of such Company Shareholder, and any notices so made will discharge in full all notice requirements of the other parties hereto or thereto to such Company Shareholder with respect thereto. All notices or other communications required to be made or delivered by a Company Shareholder will be made by Seller Representative (except for a notice under Section 8.2(d) of the replacement of Seller Representative).

(c)          Seller Representative will act for the Company Shareholders on all of the matters set forth in this Agreement in the manner Seller Representative believes to be in the best interest of the Company Shareholders, but Seller Representative will not be responsible to the Company Shareholders for any Loss that any Company Shareholder may suffer by reason of the performance by Seller Representative of Seller Representative’s duties under this Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by Seller Representative in the performance of its duties under this Agreement. From and after the Closing, the Company Shareholders will jointly and severally indemnify, defend and hold Seller Representative harmless from and against any and all Losses reasonably incurred without gross negligence, bad faith or willful misconduct on the part of Seller Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of Seller Representative’s duties under any Seller Representative Document, including the reasonable fees and expenses of any legal counsel retained by Seller Representative. In no event will Seller Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. Seller Representative will not be liable for any act done or omitted under any Seller Representative Document as Seller Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel will be conclusive evidence of such good faith. Seller Representative will be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person will have any liability for relying on Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, Seller Representative will have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Company Shareholders, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable and documented out-of-pocket expenses, as Seller Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to Seller Representative under this Section 8.2 will survive the Closing and continue indefinitely.

(d)          If Seller Representative dies, becomes disabled, resigns or otherwise is unable or unwilling to fulfill its responsibilities as representative and agent of the Company Shareholders, then the Company Shareholders will, within ten days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Company Shareholders holding in the aggregate a majority of all NV Parent Common Shares held by the Company Shareholders immediately following the Effective Time), and promptly thereafter (but in any event within two Business Days after such appointment) notify Parent in writing of the identity of such successor. Any such successor so appointed will become the “Seller Representative” for purposes of this Agreement.

8.3          Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, the Parties may modify or amend this Agreement by written agreement of Parent and the Company. The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a modification, amendment, or waiver of those rights.

8.4          Waiver of Conditions. The conditions to each of the Parties’ obligations to consummate the Transactions are for the sole benefit of such Party and, together with the other provisions of this Agreement for the benefit of such Party, may be waived in writing by such Party, in whole or in part.

8.5          Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by pdf or other readable electronic format), each such counterpart being deemed to be an original instrument, with the same effect as if the signature thereto and hereto were upon the same instrument, and will become effective when one or more counterparts have been signed by each of the Parties and delivered (including by email or DocuSign) to the other Parties, and all such counterparts will together constitute one and the same agreement.

8.6          Governing Law; Venue; Waiver of Jury Trial. (a)          This Agreement will be construed and enforced in accordance with the Laws of the State of Delaware, without regard to the conflict of laws principles that would result in the application of any Law other than the Law of the State of Delaware.

(b)          All actions arising out of or relating to this Agreement will be heard and determined in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). The Parties (i) submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) for the purpose of any action arising out of or relating to this Agreement or the Merger or any other transaction contemplated by this Agreement and (ii) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such action, any claim that they are not subject personally to the jurisdiction of the above-named courts, that the property is exempt or immune from attachment or execution, that any such action is brought in an inconvenient forum, that the venue of such action is improper or that this Agreement or the Merger or any other transaction contemplated by this Agreement may not be enforced in or by any of the above-named courts. Each of the Parties agrees that mailing of process or other papers in connection with any action or proceeding in the manner provided in Section 8.8 or such other manner as may be permitted by Law will be valid and sufficient service of process.

(c)          EACH PARTY HEREBY IRREVOCABLY WAIVES, and WILL cause its Subsidiaries and Affiliates to waive, ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

8.7          Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Subject to the other provisions of this Section 8.7, the Parties acknowledge and agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that (a) the Parties will be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the obligations of the Parties to consummate the Merger) without proof of damages or otherwise, and that such relief may be sought in addition to and will not limit, diminish or otherwise impair, any other remedy to which they are entitled under this Agreement, (b) the provisions set forth herein are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and will not be construed to limit, diminish or otherwise impair in any respect any Party’s right to specific enforcement, and (c) the right of specific enforcement is an integral part of the Transactions and without that right, none of Parties would have entered into this Agreement. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.7 will not be required to provide any bond or other security in connection with any such order or injunction.

8.8          Notices. All notices and other communications among the Parties will be in writing and will be deemed to have been duly given (a) when delivered in person, (b) when delivered by FedEx or other nationally recognized overnight delivery service, or (c) when delivered by email (so long as the sender of any such e-mail has not received an e-mail from the applicable server indicating a delivery failure) and promptly confirmed by delivery in person or by post or overnight courier as aforesaid in each case, according to the instructions set forth below. Such notices will be deemed given: at the time of personal delivery, if delivered in person; one Business Day after being sent, if sent by reputable, overnight delivery service and at the time sent (so long as the sender of any such e-mail has not received an e-mail from the applicable server indicating a delivery failure), if sent by email prior to 5:00 p.m. local time of the recipient on a Business Day; or on the next Business Day if sent by email after 5:00 p.m. local time of the recipient on a Business Day or on a non-Business Day.

(a)           If to Parent, Sponsor or Merger Sub or, after the Closing, the Surviving Company:

Bespoke Capital Acquisition Corp.
c/o Bespoke Capital Partners
115 Park Street, 3rd Floor
London, W1K 7AP, United Kingdom
Attention: Mark Harms
Email: mark.harms@bespokecp.com

with copies to counsel to Parent, Sponsor and Merger Sub:

Jones Day 250 Vesey Street New York, NY 10281
Attention:	Robert A. Profusek
Julia V.S. Feldman
E-mail:	raprofusek@jonesday.com
jfeldman@jonesday.com

(b)           If to the Company:

Vintage Wine Estates, Inc.
205 Concourse Boulevard

Santa Rosa, CA 95403

Attention:	Patrick Roney
E-mail:	pat@vintagewineestates.com

with copies to counsel to the Company:

Foley & Lardner LLP

321 North Clark Street, Suite 3000

Chicago, IL 60654

Attention:	Patrick Daugherty
E-mail:	pdaugherty@foley.com

(c)           If to the Shareholder Representative:

Mr. Darrell D. Swank
Leslie Rudd Investment Co.

2416 E. 37th Street North

Wichita, KS 67219

E-mail:	Darrell.Swank@lrico.com

with copies to:

Angie Gregory, Esq.

General Counsel

Leslie Rudd Investment Co.

2416 E. 37th Street North

Wichita, KS 67219

E-mail:	Angie.Gregory@lrico.com

or to such other address or addresses as any such Party may from time to time designate in writing.

8.9          Entire Agreement. This Agreement (including the Company Disclosure Letter and all other annexes and exhibits hereto) constitutes the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

8.10        Company Professional Advisors.

(a)          The Parties agree that, notwithstanding the fact that Jones Day may have, prior to Closing, represented Parent, Merger Sub and the Sponsor in connection with this Agreement, the Ancillary Agreements and the Transactions, and also has represented Parent and its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, Jones Day will be permitted in the future, after Closing, to represent the Sponsor and its Affiliates in connection with matters in which such Persons are adverse to Parent or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company and the Company Shareholders, who are or have the right to be represented by independent counsel in connection with the Transactions, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with Jones Day’s future representation of one or more of the Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of Parent, the Surviving Company, or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by Jones Day of Parent, Merger Sub, any Sponsor or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor will be deemed the client of Jones Day with respect to the negotiation, execution and performance of this Agreement and the Ancillary Agreements. All such communications will remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto will belong solely to the Sponsor, will be controlled by the Sponsor and will not pass to or be claimed by Parent or the Surviving Company; provided, further, that nothing contained herein will be deemed to be a waiver by Parent or any of its Affiliates (including, after the Effective Time, the Surviving Company and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

(b)          Recognizing that Foley & Lardner LLP (“Foley”) has acted as legal counsel to the Company, its Subsidiaries and certain Company Shareholders prior to the Closing, and that Foley may act as legal counsel to certain Company Shareholders and Seller Representative and their respective Affiliates after the Closing, Parent, Sponsor and the Surviving Company (on its own behalf and on behalf of each of its Subsidiaries) hereby waives, and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Foley representing certain Company Shareholders (the “Represented Company Shareholders”), Seller Representative and their respective Affiliates, after the Closing as such representation may relate to Parent, Sponsor, the Surviving Company or any of the Transactions. All communications involving attorney-client confidences between the Represented Company Shareholders, Seller Representative, the Company and its Subsidiaries, or any of their respective Affiliates, on the one hand, and Foley, on the other hand, in the course of the preparations, planning, negotiation, documentation and consummation of the transactions contemplated hereby will be deemed to be attorney-client confidences that belong solely to the Represented Company Shareholders. Accordingly, without the prior written consent of the Represented Company Shareholders, the Surviving Company and its Subsidiaries will not have access to any such communications, or to the files of Foley relating to engagement, if the Closing will have occurred. Without limiting the generality of the foregoing, upon and after the Closing, (i) the Represented Company Shareholders will be the sole holder of the attorney-client privilege with respect to such engagement, and none of the Surviving Company and its Subsidiaries will be a holder thereof, (ii) to the extent that files of Foley in respect of such engagement constitute property of the client, only the Represented Company Shareholders, and not the Surviving Company and its Subsidiaries, will hold such property rights, and (iii) Foley will have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any of the Surviving Company and its Subsidiaries by reason of any attorney-client relationship between Foley and any of the Surviving Company and its Subsidiaries or otherwise. Notwithstanding the foregoing, in the event that a dispute arises between Parent, the Surviving Company and any of its Subsidiaries and a third party (other than a Party or any of its Affiliates) after the Closing, the Surviving Company may assert the attorney-client privilege to prevent disclosure of confidential attorney-client communications by Foley to such third party.

8.11        No Third-Party Beneficiaries. The representations, warranties and covenants set forth herein are solely for the benefit of the other Party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except pursuant to Section 5.19 and except for the provisions hereof applicable to Seller Representative and Sponsor.

8.12        Definitions. Each of the terms set forth in Annex A is defined as set forth therein or as in the Section of this Agreement corresponding to such term.

8.13        Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, then (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.14        Interpretation; Construction.

(a)          The headings herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Article, a Section, Annex or Exhibit, such reference will be to an Article, a Section of, or Annex to Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” All pronouns and all variations thereof will be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. Where a reference in this Agreement is made to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder. All references to “dollars” or “$” in this Agreement are to United States dollars. All references to “days” will be to calendar days unless otherwise indicated as a “Business Day.” References to documents or other materials “provided” or “made available” to Parent or similar phrases will mean that such documents or other materials were present at least two Business Days prior to the date hereof in the electronic data room to which Parent and its Representatives have access.

(b)          The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(c)          The mere inclusion of any item in any section or subsection of the Company Disclosure Letter as an exception to any representation or warranty or otherwise will not be deemed to constitute an admission by the Company, or to otherwise imply, that any such item has had or would reasonably be expected to have a Company Material Adverse Effect or otherwise represents an exception or material development, fact, change, event, effect, occurrence or circumstance for the purposes of this Agreement, or that such item meets or exceeds a monetary or other threshold specified for disclosure in this Agreement. Matters disclosed in any section or subsection of the Company Disclosure Letter are not necessarily limited to matters that are required by this Agreement to be disclosed therein. Headings inserted in the sections or subsections of the Company Disclosure Letter are for convenience of reference only and will not have the effect of amending or changing the express terms of the sections or subsections as set forth in this Agreement.

8.15        Assignment. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Party; provided, however, that Merger Sub will be permitted to assign its rights and obligations under this Agreement to any Subsidiary of Parent; provided further, however, that such assignment by Merger Sub will not (i) relieve Parent or Merger Sub of any of its obligations hereunder or enlarge, alter or change any obligation of the Company or (ii) impede or delay the consummation of the Merger or the other Transactions. Any purported assignment in violation of this Agreement is void.

8.16        Remedies. This Agreement may only be enforced, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought, against the entities that are expressly named as Parties and then only with respect to the obligations set forth herein with respect to such party.

8.17        Waiver of Access to BCAC Escrow. Notwithstanding anything to the contrary in this Agreement, the Company hereby irrevocably waives and releases, and will cause any Affiliate of the Company in connection with the Merger, to irrevocably waive and release, on substantially similar terms, any and all right, title, interest, causes of action and claims of any kind, whether in tort or contract or otherwise (each, a “Claim”) in or to, and any and all right to seek payment of any amounts due to it in connection with the Merger or this Agreement, out of the BCAC Escrow, or from monies or other assets released from the BCAC Escrow that are payable to Parent Shareholders or IPO Underwriters, and hereby irrevocably waives and releases any Claim it may have in the future, as a result of, or arising out of, this Agreement or the Merger, which Claim would reduce or encumber any monies or other assets released from the BCAC Escrow that are payable to Parent Shareholders or IPO Underwriters, or to any monies or other assets in the BCAC Escrow, and further agrees not to seek recourse reimbursement payment or satisfaction of any Claim against the BCAC Escrow, any monies or other assets released from the BCAC Escrow that are payable to Parent Shareholders or IPO Underwriters or any monies or other assets in the Escrow Account for any reason whatsoever or to bring any proceedings against the BCAC Escrow or the BCAC Escrow Agent.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

PARENT: BESPOKE CAPITAL ACQUISITION CORP. /s/ Mark Harms Name: Mark Harms Title: Chief Executive Officer	MERGER SUB: VWE ACQUISITION SUB INC. /s/ Mark Harms Name: Mark Harms Title: Vice President
COMPANY: VINTAGE WINE ESTATES, INC. /s/ Patrick A. Roney Name: Patrick A. Roney Title: Chief Executive Officer
SPONSOR (for the limited purposes set forth in this Agreement): BESPOKE SPONSOR CAPITAL LP /s/ Mark Harms Name: Mark Harms Title: Managing Member	SELLER REPRESENTATIVE: DARRELL D. SWANK /s/ Darrell D. Swank
BCAC Escrow (pursuant to Section 4.15):

[Signature Page to Transaction Agreement]

ANNEX A
DEFINITIONS

As used in this Agreement, the following terms have the meanings specified in this Annex A.

“Accounting Principles” means (a) the accounting principles, methodologies and bases of assumption used in the most recent Audited Financial Statements and (b) excluding, with respect to the calculation of Closing Net Working Capital and Estimated Closing Net Working Capital only, the effect of the potential acquisition set forth Section A (Excluded Acquisition) of the Company Disclosure Letter.

“Acquisition Proposal” means any proposal or offer from any Person or group of Persons (other than Parent, Merger Sub or any Affiliate of any of the foregoing) providing for (a) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (i) assets of the Company and its Subsidiaries which constitute 15% or more of the consolidated net revenues, net income or assets of Company and its Subsidiaries, taken as a whole, as determined in good faith by the Company Board, or (ii) 15% or more of any class of equity securities of the Company representing 15% or more of the outstanding voting power, of the Company, (b) tender offer or exchange offer that, if consummated, would result in any Person or group (or the stockholders of any Person or group) beneficially owning 15% or more of any class of equity securities of the Company representing 15% or more of the outstanding voting power, of Company, or (c) merger, consolidation, business combination, share exchange, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving any business of Company or any of its Subsidiaries that constitutes 15% or more of the net revenue, net income or assets of Company and its Subsidiaries, taken as a whole. For the avoidance of doubt, the Company’s continued engagement in discussions with respect to a potential initial public offering will not constitute an “Acquisition Proposal.”

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any inquiry, hearing, proceeding or investigation, by or before any Governmental Authority, whether civil, criminal or administrative.

“Adjustment Escrow and Exchange Agent Agreement” means the escrow and exchange agent agreement between the Company, the Exchange Agent and Sponsor.

“Adjustment Escrow Deposit” means 1,000,000 NV Parent Common Shares.

“Affiliate” means, when used with respect to any Person, any other Person who is an “affiliate” of that Person within the meaning of Rule 405 promulgated under the U.S. Securities Act.

“Affiliate Transaction” has the meaning set forth in Section 3.21.

“Agreement” has the meaning given in the Preamble.

Annex A - 1

“Amended Company Organizational Documents” has the meaning set forth in Section 1.6.

“Ancillary Agreements” means, collectively, the Founder Support Agreement, the Company Support Agreement, the Investor Rights Agreement, the Adjustment Escrow and Exchange Agent Agreement and each other schedule, instrument or certificate contemplated hereby or by any of the foregoing.

“Anti-Bribery Laws” means the U.S. Foreign Corrupt Practices Act of 1977 and any foreign or other anti-bribery or anti-corruption Laws.

“Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including, as applicable, foreign antitrust Laws.

“Appraisal Failure” has the meaning set forth in Section 2.6(b).

“Assets Held for Sale” means the assets described on Section A (Assets Held for Sale) of the Company Disclosure Letter.

“Audited Financial Statements” has the meaning set forth in Section 3.6(a).

“Bankruptcy and Equity Exception” means any bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“Base Merger Consideration Amount” means $306,868,912 minus the Series B Preference Amount minus the Remaining Cash Amount minus the MIP Payment Amount.

“Base Merger Consideration” means a number of NV Parent Common Shares, (which NV Parent Common Shares will have a deemed price per share of $10) determined by dividing the Base Merger Consideration Amount by $10 and rounding down to eliminate any fractional share.

“BC Parent Articles” has the meaning set forth in the Recitals.

“BCAC Dissent Rights” means the rights of dissent in respect of the Domestication Events under the BCBCA.

“BCAC Dissenting Shareholders” means Parent Public Shareholders who duly exercise their BCAC Dissent Rights in accordance with the BCBCA.

“BCAC Escrow” has the meaning set forth in Section 4.15.

“BCAC Escrow Agent” has the meaning set forth in Section 4.15.

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“BCAC Escrow Agreement” has the meaning set forth in Section 4.15.

“BCBCA” has the meaning set forth in the Recitals.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or other day on which banks are required or authorized to close in either the City of New York or the City of Toronto.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020, Pub. L. 116-136.

“Cash” means the aggregate amount of all cash, cash equivalents, marketable securities, commercial paper, certificates of deposit and any other bank deposits, treasury bills and short term investments held by the Company and its Subsidiaries, including all security or other similar deposits and any cash and checks received by such Person but not yet deposited and net of any checks written by such Person but not yet cleared, in each case as determined in accordance with the Accounting Principles, but excluding any restricted cash (except to the extent that such restricted cash will be readily available for the benefit of the Surviving Company following the Merger); provided, however, that “Cash” will (a) include any funds deposited in the PPP Note Escrow and (b) exclude any proceeds from the sale or other disposal of any Assets Held for Sale.

“CGCL” has the meaning set forth in the Recitals.

“Change in Control” means the occurrence of any of the following events: (a) the sale, lease, license, distribution, dividend or transfer, in a single transaction or a series of related transactions, of 50% or more of the assets of Company and its Subsidiaries taken as a whole, (b) a merger, consolidation or other business combination of Parent (or any of Subsidiaries that alone or together represent more than 50% consolidated net revenues, net income or assets of Company and its Subsidiaries, taken as a whole at that time) or any successor or other entity holding 50% or more all of the assets of Parent and its Subsidiaries that results in the shareholders of Parent (or such Subsidiary or Subsidiaries) or any successor or other entity holding 50% or more of the assets of Parent and its Subsidiaries or the surviving entity thereof, as applicable, immediately before the consummation of such transaction or series of related transactions holding, directly or indirectly, less than 50% of the voting power of Parent (or such Subsidiary or Subsidiaries) or any successor, other entity or surviving entity thereof, as applicable, immediately following the consummation of such transaction or series of related transactions, or (c) any one Person (other than the Company or its respective Affiliates) or “group” (within the meaning of Rules 13d-3 and 13d-5 under the U.S. Exchange Act as in effect on the Closing Date), acquiring beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the U.S. Exchange Act) of equity securities of Parent which, together with the equity securities held by such Person, such Person and its Affiliates or such group, constitutes more than 50% of the total voting power or economic rights of the equity securities of Parent.

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“Change” and “Changes” have the respective meanings set forth in the definition of “Intellectual Property.”

“Claim” has the meaning set forth in Section 8.17.

“Class A Restricted Voting Shares” means the Class A restricted voting shares of Parent.

“Closing” has the meaning set forth in Section 1.1.

“Closing Date” has the meaning set forth in Section 1.1.

“Closing Merger Consideration” has the meaning set forth in Section 1.2(b)(i).

“Closing Net Working Capital” means the current assets of the Company (excluding Cash and Assets Held for Sale (including any proceeds from the sale or other disposal thereof)) and its Subsidiaries less the current liabilities of the Company and its Subsidiaries as of the Measurement Time, each determined in accordance with GAAP and the Accounting Principles. An illustrative calculation of Closing Net Working Capital is set forth on Section A (Sample Closing Net Working Capital) of the Company Disclosure Letter.

“Closing Statement” has the meaning set forth in Section 2.7(c).

“Closing” has the meaning set forth in Section 1.1.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations issued thereunder and any successor statute and the rules and regulations issued thereunder.

“Commercially Reasonable Efforts” means, with respect to the efforts to be expended by a Party with respect to any objective under this Agreement, reasonable, diligent good faith efforts to accomplish such objective as such Party would normally use to accomplish a similar objective as expeditiously as reasonably possible under similar circumstances exercising reasonable business judgment, it being understood and agreed that such efforts will include the exertion of efforts and utilization of resources that would be used by such Party in support of one of its own wholly owned businesses. “Commercially Reasonable Efforts” will not require a Party to (a) make payments to unaffiliated third parties (except for filing fees, fees for professional services, the incurrence of ordinary-course expenses in connection with achieving a desired objective, or as set forth in this Agreement), to incur non-de minimis Liabilities to unaffiliated third parties or to grant any non-de minimis concessions or accommodations unless the other Party agrees to reimburse and make whole such Party to its reasonable satisfaction for such Liabilities, concessions or accommodations requested to be made by the other Party (such reimbursement and make whole to be made promptly after the determination thereof following the Closing or, with respect to items incurred after the Closing, promptly thereafter), (b) violate any Law, or (c) initiate any litigation or arbitration (except as set forth in this Agreement).

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“Company” has the meaning given in the Preamble.

“Company ABC Filings” has the meaning set forth in Section 3.4(a).

“Company Balance Sheet Date” has the meaning set forth in Section 3.6(c).

“Company Benefit Plans” means any “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and any other material bonus, profit sharing, compensation, pension, severance, savings, deferred compensation, fringe benefit, insurance, welfare, post-retirement health or welfare benefit, health, life, stock option, stock purchase, restricted stock, service award, company car, relocation, disability, accident, sick pay, sick leave, accrued leave, vacation, holiday, termination, unemployment, individual employment, consulting, executive compensation, incentive, commission, payroll practices, retention, change in control, non-competition or other plan, agreement, policy, trust fund, or arrangement (whether written or unwritten, insured or self-insured) established, maintained, sponsored, or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company or any of its Subsidiaries on behalf of any employee, officer, director, consultant, member or other service provider of the Company or any Subsidiary (whether current, former or retired) or their dependents, spouses, or beneficiaries or under which the Company or any of its Subsidiaries has any liability, contingent or otherwise.

“Company Board” has the meaning set forth in the Recitals.

“Company Change in Recommendation” has the meaning set forth in Section 7.4(c).

“Company Cure Period” has the meaning set forth in Section 7.4(a).

“Company Disclosure Letter” means the disclosure letter attached to this Agreement, which sets forth the exceptions to the representations and warranties contained in Article III, and certain other information called for in this Agreement.

“Company Employee” means current employees, officers or directors of the Company.

“Company Financial Statements” has the meaning set forth in Section 3.6(a).

“Company Fundamental Representations” means the representations and warranties of the Company in Sections 3.1, 3.2, 3.3, 3.4(b)(i) and 3.20.

“Company Leases” has the meaning set forth in Section 3.16(b).

“Company Loan Agreement” means the Loan and Security Agreement, dated July 18, 2019, among the Company, the other borrower parties thereto, Bank of the West and the other lenders party thereto.

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“Company Material Adverse Effect” means any change, effect, condition, event, circumstance, occurrence or development (each a “Change”, and collectively, “Changes”) that, individually or in the aggregate, has had or would reasonably be expected to have a materially adverse effect on (a) the business, assets, liabilities or financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the Transactions or to perform its obligations under the Ancillary Agreements; provided, however, that none of the following will be deemed in themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect under clause (a) above: (i) changes in business, regulatory, political or other conditions generally; (ii) changes in general economic conditions, including changes in the credit, debt or financial capital markets, securities markets, currency markets or other financial markets, including changes in interest rates or currency exchange rates; (iii) changes or conditions affecting generally the industries in which the Company operates or the industries in which suppliers and customers of the Company operate; (iv) any stoppage or shutdown of any Governmental Entity; (v) changes in GAAP or other accounting requirements or principles or any changes in applicable Laws, regulatory standards or the interpretation thereof or other legal or regulatory conditions; (vi) acts or omissions required pursuant to the terms of this Agreement; (vii) the announcement of this Agreement or pendency or consummation of the Transactions; (viii) the failure of the Company to meet or achieve the results set forth in any internal or industry estimate, budget, plan, projection or forecast (provided, however, that Changes giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect); (ix) global, national or regional political conditions, including hostilities, acts of war, protests, shutdowns, civil unrest, sabotage or terrorism or military actions or any escalation, worsening or diminution thereof; (x) hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires, natural disasters, epidemics, pandemics or disease outbreak (including COVID-19) or other acts of nature or force majeure events, or any Law issued by a Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such Law or interpretation thereof following the date of this Agreement or any worsening of such conditions threatened or existing as of the date of this Agreement; (xi) changes attributable to actions or omissions of, by or on behalf of a counterparty to this Agreement or any of its Affiliates (other than to the extent required to be taken or required to be omitted pursuant to the Ancillary Agreements); and (xii) any action taken by a Person or any omission to act with the written consent of or at the written request of a counterparty to this Agreement; provided, that in the case of the foregoing clauses (i), (ii), (iii), (iv), (v), (ix) and (x), such Changes will be taken into account in determining whether a Company Material Adverse Effect has or would reasonably be expected to occur to the extent such Changes impact the Company and its Subsidiaries in a materially disproportionate manner relative to other participants in the industry in which the Company and its Subsidiaries operate (in which case, only such disproportionate impact may be taken into account).

Annex A - 6

“Company Material Contracts” has the meaning set forth in Section 3.17(a).

“Company-Owned IP” means the Intellectual Property, other than Inbound Licenses, used in the operation of the business of the Company and its Subsidiaries.

“Company Permits” has the meaning set forth in Section 3.8(b).

“Company Shareholder Allocation Schedule” has the meaning set forth in Section 2.5.

“Company Shareholder Approval” has the meaning set forth in Section 3.3.

“Company Shareholders” has the meaning set forth in the Recitals.

“Company Shares” has the meaning set forth in Section 3.2(a).

“Company Stock Option” has the meaning set forth in Section 2.4(a).

“Company Stock Option Plan” has the meaning set forth in Section 2.4(a).

“Company Support Agreement” has the meaning set forth in the Recitals.

“Company Transaction Expenses” means all costs and expenses incurred by the Company and its Subsidiaries in connection with the negotiation and consummation Merger and the other Transactions which are unpaid as of the Measurement Time.

“Compliant Financial Statements” means financial statements of the Company that are required to be included in the Form S-4 and which would not be required to be updated under Rule 3-12 or Regulation S-X in order to permit a registration statement on Form S-4 to be declared effective by the SEC.

“Confidentiality Agreement” means the letter agreement dated July 29, 2020, between the Company and Bespoke Capital Partners, LLC.

“Consent Solicitation Statement/Prospectus” means the consent solicitation statement/prospectus included in the Form S-4, including the consent solicitation statement, relating to the Transactions, which will constitute a consent solicitation statement of the Company to be used for the Company Shareholder Approval and a prospectus with respect to the NV Parent Common Shares and the NV Parent Warrants to be offered and issued as part of the Transactions, in all cases in accordance with and as required by the BC Parent Articles, applicable Law and the rules and regulations of the SEC.

“Contract” means any written or oral agreement, lease, license, contract, note, mortgage, indenture or other obligation.

Annex A - 7

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences).

“COVID-19 Law” means the CARES Act, the Families First Coronavirus Response Act of 2020 or any other Law intended to address the consequences of COVID-19.

“CSA” has the meaning set forth in Section 4.4(a).

“Customer Contract” means any express or implicit agreement under which the Company grants to an end-user a license for the end user’s internal use of Company-Owned IP.

“Deliberate” means an action or failure to act by or with actual knowledge of an executive officer of a Party where such executive officer had at the time of such action or inaction actual knowledge, that such action or failure to act constituted a breach or failure to perform an obligation hereunder.

“DGCL” has the meaning set forth in the Recitals.

“Dissenting Share” has the meaning set forth in Section 2.10.

“Domestication Events” has the meaning set forth in Section 1.2(a)(iii).

“Domestication” has the meaning set forth in the Recitals.

“Earnout Period” means period from and after Closing Date until the second anniversary of the Closing Date.

“Earnout Shares” means 5,726,864 NV Parent Common Shares (as adjusted pursuant to Section 2.9(d)).

“EDGAR” has the meaning set forth in the definition of “Public Disclosure Record.”

“Effective Time” has the meaning set forth in Section 1.4.

“Employment Agreements” means agreements in substantially the form of Exhibit H, between Parent and each Key Employee, in each case, conditioned upon the occurrence of the Closing.

“Environmental Law” means any Law relating to (a) the protection, preservation or restoration of human health (in regards to Hazardous Materials) or the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant or animal life, or any other natural resource), (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of Hazardous Material, in each case as in effect at the date hereof, or (c) the protection of worker health or safety.

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“Estimated Closing Net Working Capital” has the meaning set forth in Section 2.7(a).

“Estimated Merger Consideration Amount” means (a) the Base Merger Consideration Amount, minus (b) the amount (if any) by which Estimated Total Net Debt exceeds the Target Total Net Debt, plus (c)  the amount (if any) by which Target Total Net Debt exceeds Estimated Total Net Debt, plus (d) the amount (if any) by which Estimated Closing Net Working Capital exceeds the Target Net Working Capital, and minus (e) the amount, if any, by which Target Net Working Capital exceeds Estimated Closing Net Working Capital.

“Estimated Total Net Debt” has the meaning set forth in Section 2.7(a).

“Exchange Agent” means PNC Bank, N.A.

“Exchange Fund” has the meaning set forth in Section 2.6(b).

“Excluded Shares” has the meaning set forth in Section 2.1.

“Final IPO Prospectus” means the final long-form prospectus of Parent, dated August 8, 2019, in connection with its initial public offering of Parent Public Units (the “IPO”).

“Final Merger Consideration” has the meaning set forth in Section 2.7(f).

“First Target Price” has the meaning set forth in Section 2.9(a).

“Foley” has the meaning set forth in Section 8.10(b).

“Form S-4” means the registration statement on Form S-4 of Parent with respect to registration of the NV Parent Common Shares to be issued in connection with the Transactions (including the Earnout Shares).

“Founder Support Agreement” has the meaning set forth in the Recitals.

“Founder’s Shares” means Class B shares of Parent held by Sponsor.

“Founder’s Warrants” means the share purchase warrants issued to Sponsor at the closing of the IPO.

“GAAP” has the meaning set forth in Section 3.6(b).

“Governmental Entity” has the meaning set forth in Section 3.4(a).

“Hazardous Materials” means any substance, element, compound, mixture, solution, and/or waste presently listed, defined, designated, identified, or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Material includes any substance, element, compound, mixture, solution and/or waste to which exposure is regulated by any Governmental Entity or any Environmental Law, including but not limited to any toxic waste, pollutant, contaminant, hazardous substance (including toxic mold), toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos, or asbestos-containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

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“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB), together with its pronouncements thereon from time to time, and applied on a consistent basis.

“Inbound Licenses” means Contracts pursuant to which any Person has licensed any Intellectual Property to the Company or granted to the Company any covenant not to sue or right with respect to any Intellectual Property. Inbound Licenses will include the Company’s rights to use free software, “open source software,” shareware or any other software licensed under any license identified as an open source license by the Open Source Initiative.

“Indebtedness” means with respect to the Company and its Subsidiaries, and without duplication (a) obligations for borrowed money (including in respect of principal, accrued and unpaid interest, breakage costs, penalties, fees and premiums), whether current or funded, secured or unsecured, (b) all obligations in respect of the deferred purchase price of property or services (other than ordinary course trade payables), (c) all obligations evidenced by notes (including, for the avoidance of doubt, convertible notes to the extent of amounts outstanding), bonds, debentures, hedging arrangements, swap arrangements or similar instruments, (d) all obligations in respect of letters of credit and bankers’ acceptances, if and to the extent drawn, (e) all obligations secured by any purchase money mortgage or other Lien to secure all or part of the purchase price of any property or asset owned by the Company which is subject to such Lien, (f) all obligations in respect of any capital lease obligations of such Person determined under GAAP (other than real estate leases and any other leases that would be required to be capitalized only upon adoption of ASC 842), in an amount equal to the capitalized amount thereof determined in accordance with GAAP, (g) declared and unpaid dividends, (h) accrued and unpaid sign-on, guaranteed or retention bonuses, (i) accrued and unpaid annual or year-end bonuses, (j) severance for Company employees terminated prior to the Closing, (k) liabilities with respect to any acquisition (including purchase price obligations and any contingent consideration (including earnouts)), (l) all indebtedness of others referred to in clauses (a) through (k) hereof that is directly or indirectly guaranteed in any manner by the Company, (m) any fees, prepayment premiums or termination penalties in respect of the foregoing payable as a result of the repayment of the foregoing, (n) Company Transaction Expenses, and (o) any liability for Taxes attributable to the employer portion of any payroll Taxes the due date for the payment of which has been deferred until after the Closing Date under any COVID-19 Law, or any similar deferral of Taxes under applicable Law. Notwithstanding the foregoing, “Indebtedness” will not include (i) the Series B Preference Amount or the Remaining Cash Amount, (ii) the MIP Payment Amount, or (iii) any amount necessary to repay the PPP Note in full (other than any portion thereof which, as of the Closing, has been finally determined not to be forgivable in accordance with the CARES Act) to the extent that such amount has been deposited in the PPP Note Escrow.

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“Independent Accountant” has the meaning set forth in Section 2.7(d).

“Insurance Arrangements” has the meaning set forth in Section 3.15.

“Intellectual Property” means all intellectual property and associated rights in any jurisdiction, including all (a) trademarks, service marks, certification marks, trade names, corporate names, company names, business names, fictitious business names, product names, trade styles, logos, slogans, trade dress and all other source or business identifiers, whether statutory or common law and whether registered or unregistered, together with any and all applications and registrations and renewals for, and goodwill associated with and symbolized by, any of the foregoing (collectively, “Trademarks”), (b) Internet domain names and social media account names, all associated web addresses, URLs, websites and webpages, social media pages and all content and data thereon, (c) patent disclosures, certificates of inventions, industrial designs, patent applications and patents (whether provisional or non-provisional) together with all inventions described and claimed therein and all registrations, continuations, continuations-in-part, divisionals, re-examinations, renewals, extensions and reissues and counterparts thereof and amendments thereto (collectively, “Patents”), (d) trade secrets and know-how, including all proprietary or confidential inventions, improvements, processes, methods, techniques, modifications, compilations, protocols, formulae, recipes, compositions, models, layouts, designs, drawings, plans, specifications, methodologies, strategies, data and databases, customer lists, business or financial information, software, technology and other proprietary or other confidential information, (e) works of authorship (whether or not copyrightable and whether published or unpublished), mask works, copyrights and registrations and applications therefor, together with all associated moral rights and all renewals, extensions, restorations and reversions thereof, including website content, product artwork, promotion and marketing materials, software, databases and database rights, and (f) rights of publicity and privacy, together with all (i) income, fees, royalties, damages and payments now and hereafter due and payable thereunder and with respect thereto, including damages, claims and payments for past, present or future infringements or other violations thereof, (ii) rights to sue for past, present and future infringements and other violations thereof and (iii) rights corresponding thereto throughout the world. For the avoidance of doubt, Names constitute Intellectual Property.

“Intended Tax Treatment” has the meaning set forth in Section 2.11.

“Interim Financial Statements” has the meaning set forth in Section 3.6(a).

“Interim Period” has the meaning set forth in Section 5.2(b).

“Inventory” has the meaning set forth in Section 3.19.

“Investor Rights Agreement” has the meaning set forth in the Recitals.

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“IPO Underwriters” means Canaccord Genuity Corp. and Citigroup Global Markets Canada Inc.

“IRS” means the Internal Revenue Service.

“Key ABC Licenses” means the licenses listed on Section A (Key ABC Licenses) of the Company Disclosure Letter.

“Key Employees” means the individuals listed on Section A (Key Employees) of the Company Disclosure Letter.

“Key Trademark” means any Trademark which is material to the sale or marketing of any product which accounts for 5% or more of the consolidated net revenues of Company and its Subsidiaries, taken as a whole, for the Company’s fiscal year ended June 30, 2020.

“Knowledge” means (i) when referring to the knowledge of the Company or any of its Subsidiaries, the actual knowledge, after due inquiry of direct reports, of the persons listed on Section A (Knowledge) of the Company Disclosure Letter and (ii) when referring to the knowledge of Parent, the actual knowledge of the officers of Parent, after due inquiry of direct reports.

“Labeling/Marketing Requirements” has the meaning set forth in Section 3.8(a).

“Law” or “Laws” means any domestic or foreign laws, statutes, ordinances, rules (including rules of common law), regulations, codes, Orders or legally enforceable requirements enacted, issued, adopted or promulgated by any Governmental Entity and any judicial interpretation thereof.

“Leased Real Property” and “Leased Real Properties” have the respective meanings set forth in Section 3.16(b).

“Letter of Transmittal” has the meaning set forth in Section 2.5(c).

“Lien” means any lien, charge, pledge, security interest, claim or other encumbrance.

“Losses” mean any claims, losses, royalties, liabilities, damages, deficiencies, interest and penalties, costs and expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses).

“Major Customer” has the meaning set forth in Section 3.18.

“Major Supplier” has the meaning set forth in Section 3.18.

“Measurement Time” means 11:59 PM New York City Time on the date immediately preceding the Closing Date.

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“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 2.7(b).

“Merger Consideration Deficit” has the meaning set forth in Section 2.7(f)(ii).

“Merger Consideration Surplus” has the meaning set forth in Section 2.7(f)(i).

“Merger Filings” has the meaning set forth in Section 1.4.

“Merger Sub” has the meaning given in the Preamble.

“MIP Payment Amount” means the aggregate amount payable by Parent or the Surviving Company to, former holders of any cancelled Company Stock Option pursuant to Section 2.4(a).

“Names” has the meaning set forth in Section 3.14(e).

“NASDAQ” means The NASDAQ Stock Market LLC.

“NV Parent Charter” has the meaning set forth in Section 1.2(a)(iii).

“NV Parent Common Share” means a common share of Parent after the Domestication.

“NV Parent Organizational Documents” has the meaning set forth in Section 1.2(a)(iii).

“NV Parent Warrant” means a warrant to purchase one NV Parent Common Share after the Domestication, subject to the terms and conditions set forth in the Warrant Agreement (as defined in the Final IPO Prospectus).

“Omnibus Incentive Plan” has the meaning set forth in Section 1.2(a)(iii).

“Order” means any order, judgment, injunction, award, decree or writ adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.

“OSC Prospectus” means the prospectus required by the Laws of the CSA and the TSX rules relating to the Transactions.

“OSC” means the Ontario Securities Commission.

“Outbound Licenses” means Contracts pursuant to which the Company or any of its Subsidiaries has granted any Person a license to use any Company-Owned IP or a covenant not to sue or other right with respect to any Company-Owned IP, other than Customer Contracts.

Annex A - 13

“Outside Date” means May 15, 2021, or the later date to which Parent Public Shareholders approve to extend the Permitted Deadline (as defined in the Final IPO Prospectus), but in no event later than August 31, 2021.

“Owned Real Property” has the meaning set forth in Section 3.16(a).

“Parent” has the meaning set forth in the Preamble.

“Parent Board Recommendation” has the meaning set forth in Section 5.13(c).

“Parent Board” has the meaning set forth in the Recitals.

“Parent Change in Recommendation” has the meaning set forth in Section 5.13(c).

“Parent Circular” means the notice of the Parent Shareholder Meeting and accompanying management information circular, to be prepared in connection with the Parent Shareholder Meeting.

“Parent Cure Period” has the meaning set forth in Section 7.3(a).

“Parent Financials” has the meaning set forth in Section 4.6(e).

“Parent Fundamental Representations” means the representations and warranties of Parent in Sections 4.1, 4.2, 4.3, 4.4(b)(i), 4.9(b), 4.13 and 4.16.

“Parent Material Adverse Effect” means any facts, circumstances, events or changes that would, individually or when considered together with all other facts, circumstances or changes, reasonably be expected to prevent or materially delay or impede the ability of Parent, Sponsor or Merger Sub to consummate the Merger or any of the other Transactions.

“Parent Permits” has the meaning set forth in Section 4.5.

“Parent Public Shareholders” means Parent Shareholders who hold Class A Restricted Voting Shares.

“Parent Public Units” means the Class A restricted units of Parent issued pursuant to the IPO comprised of (a) one Class A Restricted Voting Share and (b) one-half of a Parent Public Warrant.

“Parent Public Warrants” means the share purchase warrants of Parent entitling the holder thereof to purchase one Class A Restricted Voting Share included as a component of the Parent Public Units.

“Parent Resolutions” means the special resolution of Parent Shareholders to approve the Domestication (and, to the extent the Class A Restricted Voting Shares and the Parent Warrants are listed on NASDAQ prior to the Closing, the Transactions) at the Parent Shareholder meeting.

Annex A - 14

“Parent Shareholder Approval” has the meaning set forth in Section 4.3.

“Parent Shareholder Meeting” means the special meeting of Parent Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called for the purpose of considering and, if thought fit, approving the Parent Resolutions. For purposes of clarity, “Parent Shareholder Meeting” will not include any meeting of the Parent Shareholders subsequent to the first meeting of Parent Shareholders duly convened for the purpose of considering and, if thought fit, approving the Parent Resolutions.

“Parent Shareholders” has the meaning set forth in the Recitals.

“Parent Shares” means the Founder’s Shares and the Class A Restricted Voting Shares.

“Parent Transaction Taxes” means any Taxes payable by Parent under the Income Tax Act (Canada) and any analogous Tax Laws of a province of Canada resulting from the redemption of Class A Restricted Voting Shares pursuant to Section 1.2(a)(iii) or as a result of the Domestication.

“Parent Warrants” means the Founder’s Warrants and the Parent Public Warrants.

“Party” and “Parties” have the respective meanings set forth in the Preamble. For the avoidance of doubt, when “Party” is used in reference to two Persons only, it means the Company and Parent.

“Patents” has the meaning set forth in the definition of “Intellectual Property.”

“Per Share Adjustment Escrow Deposit” means the Adjustment Escrow Deposit divided by the number of Company Shares outstanding immediately prior to the Effective Time (excluding the Excluded Shares).

“Per Share Adjustment Escrow Release” means the number of NV Parent Common Shares transferable to the Company Shareholders upon release of all or a portion of the Adjustment Escrow Deposit pursuant to Section 2.7(f) divided by the number of Company Shares outstanding immediately prior to the Effective Time (excluding the Excluded Shares).

“Per Share Earnout Shares” means the number of Earnout Shares issued pursuant to Section 2.9 divided by the number of Company Shares outstanding immediately prior to the Effective Time (excluding the Excluded Shares).

“Per Share Merger Consideration” means the number of NV Parent Common Shares equal to the Merger Consideration divided by the number of Company Shares outstanding immediately prior to the Effective Time (excluding the Excluded Shares).

Annex A - 15

“Permitted Lien” means any Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established on the most recent consolidated balance sheet included in the Company Financial Statements, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business, (iii) which is disclosed on the most recent balance sheet included in the balance sheet or notes thereto or securing liabilities reflected on such balance sheet, (iv) which is incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations (including letters of credit in lieu of any such bonds or to support the issuance thereof), (v) which is any zoning, building or other similar code or regulation not violated by the current use or occupancy of any assets to which they relate in the business of the Company and its Subsidiaries as currently conducted, (vi) which constitutes any condition that would be disclosed by a current, accurate survey or physical inspection, Lien (other than any Lien securing indebtedness for borrowed money), easement, right-of-way, covenant, restriction or other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company as currently conducted and which are not violated by the current use or occupancy of any assets to which they relate in the business of the Company as currently conducted, (vii) which is a Lien arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of setoff, or similar rights, (viii) which is a Lien arising by operation of law for amounts not yet due, (ix) which is any interest or title of a lessor under any leases or subleases entered into by the Company in the ordinary course of business, (x) which is a purchase money security interest in equipment or other property or improvements thereto hereafter acquired (or, in the case of improvements, constructed) by the Company or any Subsidiary (including the interests of vendors and lessors under conditional sale and title retention agreements and similar arrangements for the sale of goods entered into by the Company in the ordinary course of business as conducted from time to time), or (xi) which is a contractual right of set-off (A) relating to the establishment of depository relations with banks not given in connection with the issuance or incurrence of indebtedness, (B) relating to pooled deposit or sweep accounts of the Company to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company, or (C) relating to purchase orders and other agreements entered into with customers of the Company in the ordinary course of business.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“PPP Note” means that certain Note, dated as of April 14, 2020 issued by the Company to Bank of West, in the original principal amount of $6,524,977, issued pursuant to the loan program known as the Paycheck Protection Program under the CARES Act.

“PPP Note Escrow” has the meaning set forth in Section 5.23(b)(i).

“PPP Note Escrow Amount” has the meaning set forth in Section 5.23(b)(i).

Annex A - 16

“Pre-Closing Statement” has the meaning set forth in Section 2.7(a).

“Public Disclosure Record” means all documents filed by or on behalf of Parent on the System for Electronic Document Analysis Retrieval under Canadian securities Laws (“SEDAR”) or the Electronic Data Gathering, Analysis, and Retrieval system under the U.S. securities Laws (“EDGAR”) since January 1, 2019 and prior to the date hereof that are publicly available on the date hereof.

“Qualifying Acquisition” means the “qualifying acquisition” (as such term is defined in the TSX Company Manual and pertaining to special purpose acquisition corporations) or Parent and includes the transaction contemplated hereby.

“Reasonable Best Efforts” means, with respect to the efforts to be expended by a Party with respect to any objective under this Agreement, reasonable, diligent good faith efforts to accomplish such objective as such Party would normally use to accomplish a similar objective as expeditiously as reasonably possible under similar circumstances exercising reasonable business judgment, it being understood and agreed that such efforts will include the exertion of efforts and utilization of resources that would be used by such Party in support of one of its own wholly owned businesses; provided, however, that “Reasonable Best Efforts” will not require a Party to violate any Law.

“Redemption Right” has the meaning set forth in the Recitals.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, storing, escaping, leaching, migrating, dumping, discarding, burying, abandoning or disposing into the environment of a Hazardous Material, in each case, in violation of any Environmental Law or in a manner which has or may give rise to any liability under any Environmental Law.

“Remaining Cash Amount” means $32,000,000 less the amount of the Series B Preference Amount.

“Representatives” means all accountants, consultants, legal counsel, investment bankers, financial advisors, agents and other similar representatives, including any of the foregoing parties’ controlled Affiliates.

“Represented Company Shareholders” has the meaning set forth in Section 8.10(b).

“Repurchase Offer” has the meaning set forth in Section 5.18.

“Repurchase Schedule” has the meaning set forth in Section 5.18.

“Repurchased Shares” has the meaning set forth in Section 5.18.

“Restrictive Covenant Agreement” means the restrictive covenants agreement, dated the date hereof, between Parent, Sponsor and the Specified Company Shareholder, which is conditioned upon the occurrence of the Closing and in the form attached hereto as Exhibit I.

Annex A - 17

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Reports” has the meaning set forth in Section 4.6(b).

“Second Target Price” has the meaning set forth in Section 2.9(b).

“Securities Regulatory Authorities” means, collectively, the Alberta Securities Commission, British Columbia Securities Commission, Manitoba Securities Commission, Financial and Consumer Services Commission of New Brunswick, Office of the Superintendent of Securities Service Newfoundland and Labrador, Nova Scotia, Securities Commission, OSC, Office of the Superintendent of Securities of Prince Edward Island and Financial and Consumer Affairs Authority of Saskatchewan.

“SEDAR” has the meaning set forth in the definition of “Public Disclosure Record.”

“SEC Reports” has the meaning set forth in Section 4.4(a).

“Seller Representative Documents” has the meaning set forth in Section 8.2(a).

“Series B Preference Amount” means the Series B Bullet Payment, inclusive of the concept of the Target Return (as each such term is defined in the Amended and Restated Articles of Incorporation of the Company).

“Series B Shareholder” has the meaning set forth in Section 5.18.

“Specified Company Shareholder” means the individual listed on Section A (Specified Company Shareholder) of the Company Disclosure Letter.

“Sponsor” has the meaning set forth in the Preamble.

“Subsidiary” means, with respect to any Person, any other Person of which more than 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Surviving Company” has the meaning set forth in Section 1.3.

“Target Net Working Capital” means $215,878,904.

“Target Prices” has the meaning set forth in Section 2.9(b).

“Target Total Net Debt” means $303,675,088.

Annex A - 18

“Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“Tax” or “Taxes” means any and all (whether or not disputed) domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added, and including liability for the payment of any such amounts as a result of being either (A) a member of an affiliated, consolidated, combined, unitary or aggregate group or as a transferee or successor, or (B) a party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other Person with respect to any such amounts.

“Terminating Company Breach” has the meaning set forth in Section 7.4(a).

“Terminating Parent Breach” has the meaning set forth in Section 7.3(a).

“Total Net Debt” means (a) the Indebtedness of the Company and its Subsidiaries as of the Measurement Time (excluding (i) any liability taken into account in the calculation of Closing Net Working Capital, (ii) obligations evidenced by hedging arrangements, swap arrangements or similar instruments, (iii) liabilities described in subsection (k) of the definition of Indebtedness and (iv) liabilities described in subsection (o) of the definition of Indebtedness up to $12,354,254), less (b) the Cash of the Company and its Subsidiaries as of the Measurement Time, less (c) $65,000,000, which represents the agreed value of the Assets Held for Sale, plus (d) $1,152,892, which represents the agreement amount for the non-controlling interests of others in the Company’s Subsidiaries.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property.”

“Transactions” has the meaning set forth in Section 1.1.

“TSX” has the meaning set forth in the Preamble.

“TSX Company Manual” means the Toronto Stock Exchange Company Manual.

“U.S. Exchange Act” means the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder or any successor statute or statutes thereto.

“U.S. Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or any successor statute or statutes thereto.

Annex A - 19

“U.S. Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder or any successor statute or statutes thereto.

Annex A - 20

Exhibit A

Founder Support Agreement

Execution Version

FOUNDER SUPPORT AGREEMENT

This Founder Support Agreement, dated February 3, 2021 (this “Agreement”), is among Bespoke Sponsor Capital LP, a Cayman Islands limited partnership (“Sponsor”), Bespoke Capital Acquisition Corp., a Toronto Stock Exchange listed special purpose acquisition corporation incorporated under the Laws of the Province of British Columbia (“Parent”) and Vintage Wine Estates, Inc., a California corporation (the “Company”). Sponsor, Parent and the Company are collectively referred to herein as the “Parties” and each, a “Party.” Capitalized terms used but not defined in this Agreement have the meanings given in the Transaction Agreement, dated the date hereof, among Parent, the Company, VWE Acquisition Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), Sponsor (solely for the purpose of Sections 1.2(a)(ii) and 2.7 and Article VIII thereof) and the other parties thereto (the “Transaction Agreement” and such parties, the “TA Parties”).

Recitals

A.       Concurrently with the execution and delivery of this Agreement, the TA Parties entered into the Transaction Agreement, which provides, among other things, that, on the terms and subject to the conditions thereof, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent.

B.        As of the date hereof, Sponsor is the owner of 9,000,000 Class B shares of Parent (all such shares and any shares of Parent’s capital stock of which ownership of record or the power to vote is hereafter acquired by Sponsor prior to the termination of this Agreement, the “Founder’s Shares”).

C.        To induce the Company to enter into the Transaction Agreement, Parent and Sponsor are executing and delivering this Agreement.

NOW, THEREFORE, the Parties agree as follows:

1.         Agreement To Vote and To Consent. Sponsor will vote all of its Founder’s Shares at any meeting and in any action by written consent of the shareholders of Parent:

(a)            in favor of (i) the Parent Resolutions and (ii) any other matter reasonably necessary to the consummation of the Transactions that is considered and voted on or consented to by the shareholders of the Company; and

(b)          against any action, agreement or transaction (other than the Transaction Agreement, the Merger or the other Transactions) or proposal that would result in or reasonably be expected to result in (i) a breach of any covenant, agreement, representation or warranty of Sponsor or Parent under the Transaction Agreement, Ancillary Agreements or this Agreement or (ii) the failure or delay of the consummation of the Merger or the other Transactions.

2.             Founder’s Shares.

(a)            Sponsor will not:

(i)           sell, assign, transfer (including by operation of law), pledge, encumber or otherwise dispose of (including through any hedging or similar arrangement) any of the Founder’s Shares or any right or interest therein or otherwise agree to do any of the foregoing (unless the transferee (A) agrees to be bound by this Agreement and (B) is a director, officer, founder or holder of 5% or more of the outstanding Founder’s Shares);

(ii)            deposit any of the Founder’s Shares into a voting trust, enter into a voting agreement or arrangement or grant any proxy or power of attorney related to the Founder’s Shares that is inconsistent with this Agreement; or

(iii)           take any action, directly or indirectly, that would have the effect of preventing or impeding Sponsor from performing its obligations hereunder.

(b)           Parent will not register on its books or records, execute any agreement related to, or otherwise recognize, any transaction effected or action taken in violation of Section 2(a) and will treat such transaction or action as null and void.

(c)          If there are any changes in Parent or the Founder’s Shares by way of equity split, dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination (other than the Merger), or by any other means, equitable adjustment will be made to the provisions of this Agreement as may be required so that the rights, privileges, duties and obligations hereunder will continue with respect to Sponsor and its Founder’s Shares as so changed.

3.       Representations and Warranties. Other than as set forth in the Public Disclosure Record, Sponsor and, with respect to Sections 3(a), 3(b) and 3(c), Parent, represents and warrants for and on behalf of itself to the Company as follows:

(a)            Such Party has the requisite power, authority and legal capacity and has taken all required actions (including under Law or its organizational documents), in each case, necessary to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by such Party and, assuming this Agreement constitutes the legal, valid and binding agreement of the other Parties, constitutes the legal, valid and binding agreement of such Party enforceable against such Party in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)           The execution, delivery and performance by such Party of this Agreement and the consummation by such Party of the transactions contemplated hereby do not and will not (i) conflict with or violate any Law or other Order applicable to Sponsor, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person, (iii) result in the creation of any Lien on the Founder’s Shares (other than pursuant to this Agreement), or (iv) conflict with or result in a breach of or constitute a default under any provision of such Party’s certificate of incorporation, bylaws or comparable governing documents or equityholder agreements.

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(c)         There are no Actions pending or, to the knowledge of such Party, threatened against such Party that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, such Party’s execution, delivery or performance of this Agreement or any of the transactions contemplated hereby.

(d)           Sponsor is the sole record and beneficial owner and has good and valid title to the Founder’s Shares, in each case, free and clear of any Lien (other than Permitted Liens and Liens pursuant to this Agreement) or transfer restrictions under applicable securities Laws or Parent’s certificate of incorporation or bylaws). Sponsor (A) has the sole power to vote and full right, power and authority to sell, transfer and deliver the Founder’s Shares and (B) Sponsor does not own, directly or indirectly, any other shares of Parent and (ii) none of the Founder’s Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to voting of the Founder’s Shares.

4.             Termination; Effect of Termination.

(a)           This Agreement will terminate automatically and without further action of the Parties upon the earlier to occur of (i) the termination of the Transaction Agreement in accordance with its terms and (ii) the Effective Time.

(b)         Upon termination of this Agreement, no party will have any further obligations or liabilities under this Agreement, except that (i) such termination will not relieve any Party from liability for any Deliberate and material breach of this Agreement prior to termination and (y) this Section 4(b) and Section 5 (as applicable to Section 4(b)) will survive any such termination.

5.             Miscellaneous.

(a)          Costs and Expenses. Except as expressly provided herein, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement will be paid by the Party incurring such expense.

(b)           Modification or Amendment. The Parties may modify or amend this Agreement by written agreement of Parent, the Company and Sponsor. The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a modification, amendment, or waiver of those rights.

(c)           Waiver. The terms and provisions of this Agreement may be waived only by a written document executed by the Party or Parties granting such waiver. Each such waiver will be effective only in the specific instance and for the purpose for which it was given, and will not constitute a continuing waiver. No failure or delay by a Party to exercise any right, power or remedy under this Agreement, and no course of dealing among the Parties, will operate as a waiver of any such right, power or remedy of such Party. All remedies hereunder are cumulative, and the election of any remedy by a Party will not constitute a waiver of the right of such Party to pursue other available remedies.

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(d)           Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by pdf or other readable electronic format), each such counterpart being deemed to be an original instrument, with the same effect as if the signature thereto and hereto were upon the same instrument, and will become effective when one or more counterparts have been signed by each of the Parties and delivered (including by email or DocuSign) to the other Parties, and all such counterparts will together constitute one and the same agreement.

(e)           Governing Law; Venue; Waiver of Jury Trial.

(i)           This Agreement will be construed and enforced in accordance with the Laws of the State of Delaware, without regard to the conflict of laws principles that would result in the application of any Law other than the Law of the State of Delaware.

(ii)          All actions arising out of or relating to this Agreement will be heard and determined in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). The Parties (A) submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) for the purpose of any action arising out of or relating to this Agreement or the Merger or any other transaction contemplated by this Agreement and (B) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such action, any claim that they are not subject personally to the jurisdiction of the above-named courts, that the property is exempt or immune from attachment or execution, that any such action is brought in an inconvenient forum, that the venue of such action is improper or that this Agreement or any transaction contemplated by this Agreement may not be enforced in or by any of the above-named courts. Each of the Parties agrees that mailing of process or other papers in connection with any action or proceeding in the manner provided in Section 5(g) or such other manner as may be permitted by Law will be valid and sufficient service of process.

(iii)         EACH PARTY HEREBY IRREVOCABLY WAIVES, AND WILL CAUSE ITS SUBSIDIARIES AND AFFILIATES TO WAIVE, ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

(f)            Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate any transaction contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that (i) the Parties will be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof without proof of damages or otherwise, and that such relief may be sought in addition to and will not limit, diminish or otherwise impair, any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth herein are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and will not be construed to limit, diminish or otherwise impair in any respect any Party’s right to specific enforcement and (iii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of Parties would have entered into this Agreement. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 5(f) will not be required to provide any bond or other security in connection with any such order or injunction.

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(g)           Notices. All notices and other communications among the Parties will be in writing and will be deemed to have been duly given (i) when delivered in person, (ii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iii) when delivered by email (so long as the sender of any such e-mail has not received an e-mail from the applicable server indicating a delivery failure) and promptly confirmed by delivery in person or by post or overnight courier as aforesaid in each case, according to the instructions set forth below. Such notices will be deemed given: at the time of personal delivery, if delivered in person; one Business Day after being sent, if sent by reputable, overnight delivery service and at the time sent (so long as the sender of any such e-mail has not received an e-mail from the applicable server indicating a delivery failure), if sent by email prior to 5:00 p.m. local time of the recipient on a Business Day; or on the next Business Day if sent by email after 5:00 p.m. local time of the recipient on a Business Day or on a non-Business Day.

If to Parent or Sponsor:

Bespoke Capital Acquisition Corp.
c/o Bespoke Capital Partners
115 Park Street, 3rd Floor
London, W1K 7AP, United Kingdom
Attention: Mark Harms
Email: mark.harms@bespokecp.com

with a copy to:

Jones Day
250 Vesey Street
New York, NY 10281
Attention: Robert A. Profusek
E-mail: raprofusek@jonesday.com

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If to the Company:

Vintage Wine Estates, Inc.
205 Concourse Boulevard
Santa Rosa, CA 95403
Attention: Pat Roney
E-mail: pat@vintagewineestates.com

with a copy to:

Foley & Lardner LLP
321 North Clark Street, Suite 3000
Chicago, IL 60654
Attention: Patrick Daugherty
E-mail: pdaugherty@foley.com

(h)           Entire Agreement. This Agreement (including the all exhibits hereto) and the Transaction Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

(i)            No Third-Party Beneficiaries. The representations, warranties and covenants set forth herein are solely for the benefit of the Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder.

(j)            Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, then (i) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

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(k)           Interpretation; Construction.

(i)           The headings herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference will be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” All pronouns and all variations thereof will be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. Where a reference in this Agreement is made to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder. All references to “days” will be to calendar days unless otherwise indicated as a “Business Day.”

(ii)          The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(l)            Assignment. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Parties. Any purported assignment in violation of this Agreement is void.

(m)          Remedies. This Agreement may only be enforced, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought, against the entities that are expressly named as Parties and then only with respect to the representations, warranties, covenants or other obligations or agreements set forth herein with respect to such Party.

(n)           Further Assurances. Without further consideration, each Party will execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further actions as may be reasonably necessary or desirable to effect the transactions contemplated by this Agreement.

[Signature Pages Follow]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties or duly authorized officers of the Parties as of the date first written above.

PARENT:

BESPOKE CAPITAL ACQUISITION CORP.

Name:
Title:

SPONSOR:

BESPOKE SPONSOR CAPITAL LP

Name:
Title:

[Signature Page to Founder Support Agreement]

COMPANY:

VINTAGE WINE ESTATES, INC.

Name:
Title:

[Signature Page to Founder Support Agreement]

Exhibit B

Company Support Agreement

Execution Version

COMPANY SUPPORT AGREEMENT

This Company Support Agreement, dated February 3, 2021 (this “Agreement”), is among Bespoke Capital Acquisition Corp., a Toronto Stock Exchange listed special purpose acquisition corporation incorporated under the Laws of the Province of British Columbia (“Parent”), Vintage Wine Estates, Inc., a California corporation (the “Company”), Bespoke Sponsor Capital LP, a Cayman Islands limited partnership (“Sponsor”), each of the shareholders of the Company whose names appear on the signature pages of this Agreement (each, a “Company Shareholder” and, collectively, the “Company Shareholders”), and solely with respect to Section 4(c), Section 6 and Section 8 (as applicable to Section 4(c) and Section 6), Patrick A. Roney, an individual who resides in Santa Rosa, California (“Pat Roney”), and Sonoma Brands Partners II, LLC, a Delaware limited liability company (“Sonoma Brands”). Parent, the Company, Sponsor, the Company Shareholders, Pat Roney and Sonoma Brands are collectively referred to herein as the “Parties” and each, a “Party.” Capitalized terms used but not defined in this Agreement have the meanings given in the Transaction Agreement, dated the date hereof, among Parent, the Company, VWE Acquisition Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), Sponsor (solely for the purpose of Sections 1.2(a)(ii) and 2.7 and Article VIII thereof) and the other parties thereto (the “Transaction Agreement” and such parties, the “TA Parties”).

Recitals

A.           Concurrently with the execution and delivery of this Agreement, the TA Parties entered into the Transaction Agreement, which provides, among other things, that, on the terms and subject to the conditions thereof, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent.

B.            As of the date hereof, each Company Shareholder is the owner of the number of shares of the Company’s Series A Stock or Series B Stock as set forth opposite such Company Shareholder’s name on Exhibit A (all such shares and any shares of the Company’s capital stock of which ownership of record or the power to vote is hereafter acquired by a Company Shareholder prior to the termination of this Agreement, the “Company Shares”).

C.            To induce Parent and Merger Sub to enter into the Transaction Agreement, the Company, the Company Shareholders, Pat Roney and Sonoma Brands are executing and delivering this Agreement.

NOW, THEREFORE, the Parties agree as follows:

1.            Agreement To Vote and To Consent. Each Company Shareholder will vote all of its Company Shares at any meeting and in any action by written consent of the shareholders of the Company:

(a)           in favor of (i) the adoption and approval of the Transaction Agreement, the Merger and the other Transactions, (ii) the adoption of Amended and Restated Articles of Incorporation of the Company with effect at the Closing, in substantially the form attached hereto as Exhibit B, (iii) the adoption of Amended and Restated Bylaws of the Company, in substantially the form attached hereto as Exhibit C, and (iv) any other matter reasonably necessary to the consummation of the Merger and other Transactions that is considered and voted on or consented to by the shareholders of the Company; and

(b)           against any action, agreement or transaction (other than the Transaction Agreement, the Merger or the other Transactions) or proposal that would result in or reasonably be expected to result in (i) a breach of any covenant, agreement, representation or warranty of the Company under the Transaction Agreement or Ancillary Agreements or any Company Shareholder under this Agreement or (ii) the failure or delay of the consummation of the Merger or the other Transactions.

2.            Company Shares.

(a)           No Company Shareholder will, directly or indirectly:

(i)           sell, assign, transfer (including by operation of law), pledge, encumber (other than for Permitted Liens) or otherwise dispose of (including through any hedging or similar arrangement) any of the Company Shares or any right or interest therein or otherwise agree to do any of the foregoing (unless the transferee (A) agrees to be bound by this Agreement and (B) is, or is controlled by, a director, officer, founder or holder of 5% or more of the outstanding Company Shares);

(ii)          deposit any Company Shares into a voting trust, enter into a voting agreement or arrangement or grant any proxy or power of attorney related to the Company Shares that is inconsistent with this Agreement; or

(iii)         take any action that would have the effect of preventing or impeding the Company Shareholder from performing its obligations hereunder.

(b)          The Company will not register on its books or records, execute any agreement related to, or otherwise recognize, any transaction effected or action taken in violation of Section 2(a) and will treat such transaction or action as null and void.

(c)           If there are any changes in the Company or the Company Shares by way of equity split, dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination (other than the Merger), or by any other means, equitable adjustment will be made to the provisions of this Agreement as may be required so that the rights, privileges, duties and obligations hereunder will continue with respect to the Company Shareholder and its Company Shares as so changed.

3.            Waiver of Appraisal Rights. Each Company Shareholder irrevocably waives and agrees not to exercise any appraisal or dissenter rights (including pursuant to Section 1300 of the CGCL) related to the Merger or the other Transactions.

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4.            Amendment, Waiver and Termination of Certain Agreements.

(a)           Amendment of Shareholders’ Agreement. The Company Shareholders and the Company (i) hereby amend the Shareholders’ Agreement, dated April 4, 2018, among the Company and shareholders of the Company, including the Company Shareholders (the “Shareholders’ Agreement”), so that the transactions in respect of the Company Shares contemplated by the Transaction Agreement (including the Merger) will not be subject to the right of first refusal or right of first offer under the Shareholders’ Agreement and (ii) agree that such amendment is being entered into in accordance with Section 15.3 of the Shareholders’ Agreement.

(b)          Waiver of Put Option Rights under Shareholders’ Agreements. Each Company Shareholder that is a Major Investor (as defined under the Shareholders’ Agreement) hereby waives its right under the Shareholders’ Agreement to cause the Company to purchase its Company Shares. Such waiver will be irrevocable unless the Transaction Agreement is terminated in accordance with its terms.

(c)           Termination and Amendment of Certain Agreements. The Company, the Company Shareholders, Pat Roney and Sonoma Brands (as applicable) (i) will, prior to the Closing, take all actions to amend as of the Closing those agreements set forth on Section 6.2(f) of the Company Disclosure Letter which are indicated thereon as being required to be amended prior to the Closing as therein provided, and (ii) agree to terminate, and hereby do terminate with effect as of the Closing, those agreements set forth on Section 6.2(f) of the Company Disclosure Letter which are indicated thereon as being required to be terminated as of the Closing, provided that if the Transaction Agreement is terminated in accordance with its terms such termination will be void ab initio.

5.            Certain Transaction Agreement Provisions.

(a)           Seller Representative. Each Company Shareholder agrees to be subject to the covenants and agreements in Section 8.2 of the Transaction Agreement (which are incorporated herein by reference), including that (a) the parties to the Transaction Agreement (i) may conclusively and absolutely rely on Seller Representative as acts of the Company Shareholders and (ii) will not have any liability to any Company Shareholder as described thereunder and (b) no Company Shareholder will have any cause of action against the parties to the Transaction Agreement for any action taken by any of them in reliance upon the instructions or decisions of Seller Representative.

(b)           Waiver of Access to BCAC Escrow. Each Company Shareholder and each of Pat Roney and Sonoma Brands agrees to the waivers and covenants and agreements contained in Section 8.17 of the Transaction Agreement, which are incorporated herein by reference.

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(c)           TGAM Waiver and Repurchase. TGAM Agribusiness Fund Holdings L.P. (“TGAM”), the only Company Shareholder holding Company Shares consisting of the Company’s Series B Stock, hereby waives, effective from and after receipt of the Series B Preference Amount and the Remaining Cash Amount pursuant to the terms of the Transaction Agreement, all of the powers, preferences and rights, accrued or otherwise, in respect of such Series B Stock set forth in Section 2, Part C of Article 3 or any other provisions of the Amended and Restated Articles of Incorporation of the Company, dated April 4, 2018, and agrees that such powers, preferences and rights will be satisfied upon receipt of the Series B Preference Amount, provided that such waiver will not apply to the right to participate pro rata in the Merger Consideration with respect to any Company Shares not constituting Repurchased Shares. TGAM agrees to be bound by the terms of Section 5.18 of the Transaction Agreement as if it were a party thereto, and will tender the Repurchased Shares to the Company for redemption pursuant to Section 5.18 of the Transaction Agreement.

6.            Representations and Warranties. Each Company Shareholder and, with respect to Sections 6(a), 6(b) and 6(c), the Company, Pat Roney and Sonoma Brands, severally and not jointly, represents and warrants for and on behalf of itself to Parent as follows:

(a)           Such Party has the requisite power, authority and legal capacity and has taken all required actions (including under Law or its organizational documents), in each case, necessary to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by such Party and, assuming this Agreement constitutes the legal, valid and binding agreement of the other Parties, constitutes the legal, valid and binding agreement of such Party enforceable against such Party in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)          The execution, delivery and performance by such Party of this Agreement and the consummation by such Party of the transactions contemplated hereby do not and will not (i) conflict with or violate any Law or other Order applicable to such Company Shareholder, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any Person, (iii) result in the creation of any Lien on any Company Shares (other than pursuant to this Agreement) of such Party (as applicable), or (iv) conflict with or result in a breach of or constitute a default under any provision of such Party’s certificate of incorporation, bylaws or comparable governing documents or equityholder agreements.

(c)          There are no Actions pending or, to the knowledge of such Party, threatened against such Party that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, such Party’s execution, delivery or performance of this Agreement or any of the transactions contemplated hereby.

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(d)           Such Company Shareholder is the sole record and beneficial owner and has good and valid title to the Company Shares set forth opposite the Company Shareholder’s name on Exhibit A and any Company Shares hereafter acquired, in each case, free and clear of any Lien (other than Permitted Liens, Liens pursuant to this Agreement or the Shareholders’ Agreement or the Voting Agreement (in each case, as in effect as of the date hereof) or transfer restrictions under applicable securities Laws or the Company’s certificate of incorporation or bylaws). Except as set forth in the Shareholders’ Agreement and the Voting Agreement, in each case, as in effect as of the date hereof, (i) such Company Shareholder (A) has the sole power to vote and full right, power and authority to sell, transfer and deliver such Company Shares and (B) such Company Shareholder does not own, directly or indirectly, any other Company Shares and (ii) none of the Company Shares of such Company Shareholder are subject to any proxy, voting trust or other agreement or arrangement with respect to voting of such Company Shares other than as set forth on Section 3.2(b) of the Company Disclosure Letter.

7.            Termination; Effect of Termination.

(a)           This Agreement will terminate automatically and without further action of the Parties upon the termination of the Transaction Agreement in accordance with its terms. Section 1 and Section 2 will terminate automatically and without further action of the Parties upon the Effective Time.

(b)           Upon termination of this Agreement or any provisions hereof, no party will have any further obligations or liabilities under this Agreement or such provisions (as applicable), except that (i) such termination will not relieve any Party from liability for any Deliberate and material breach by such Party of this Agreement or such provisions prior to termination and (y) this Section 7(b) and Section 8 (as applicable to Section 7(b)) will survive any such termination.

8.            Miscellaneous.

(a)           Costs and Expenses. Except as expressly provided herein, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement will be paid by the Party incurring such expense.

(b)           Modification or Amendment. The Parties may modify or amend this Agreement by written agreement of Parent, the Company one or more Company Shareholders, except that no such amendment will be effective as to any specific Company Shareholder without the prior written consent of such Company Shareholder. The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a modification, amendment, or waiver of those rights.

(c)           Waiver. The terms and provisions of this Agreement may be waived only by a written document executed by the Party or Parties granting such waiver. Each such waiver will be effective only in the specific instance and for the purpose for which it was given, and will not constitute a continuing waiver. No failure or delay by a Party to exercise any right, power or remedy under this Agreement, and no course of dealing among the Parties, will operate as a waiver of any such right, power or remedy of such Party. All remedies hereunder are cumulative, and the election of any remedy by a Party will not constitute a waiver of the right of such Party to pursue other available remedies.

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(d)           Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by pdf or other readable electronic format), each such counterpart being deemed to be an original instrument, with the same effect as if the signature thereto and hereto were upon the same instrument, and will become effective when one or more counterparts have been signed by each of the Parties and delivered (including by email or DocuSign) to the other Parties, and all such counterparts will together constitute one and the same agreement.

(e)           Governing Law; Venue; Waiver of Jury Trial.

(i)           This Agreement will be construed and enforced in accordance with the Laws of the State of Delaware, without regard to the conflict of laws principles that would result in the application of any Law other than the Law of the State of Delaware.

(ii)          All actions arising out of or relating to this Agreement will be heard and determined in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). The Parties (A) submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) for the purpose of any action arising out of or relating to this Agreement or the Merger or any other transaction contemplated by this Agreement and (B) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such action, any claim that they are not subject personally to the jurisdiction of the above-named courts, that the property is exempt or immune from attachment or execution, that any such action is brought in an inconvenient forum, that the venue of such action is improper or that this Agreement or any transaction contemplated by this Agreement may not be enforced in or by any of the above-named courts. Each of the Parties agrees that mailing of process or other papers in connection with any action or proceeding in the manner provided in Section 8(g) or such other manner as may be permitted by Law will be valid and sufficient service of process.

(iii)         EACH PARTY HEREBY IRREVOCABLY WAIVES, AND WILL CAUSE ITS SUBSIDIARIES AND AFFILIATES TO WAIVE, ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

(f)            Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate any transaction contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that (i) the Parties will be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof without proof of damages or otherwise, and that such relief may be sought in addition to and will not limit, diminish or otherwise impair, any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth herein are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and will not be construed to limit, diminish or otherwise impair in any respect any Party’s right to specific enforcement and (iii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of Parties would have entered into this Agreement. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section  8(f) will not be required to provide any bond or other security in connection with any such order or injunction.

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(g)          Notices. All notices and other communications among the Parties will be in writing and will be deemed to have been duly given (i) when delivered in person, (ii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iii) when delivered by email (so long as the sender of any such e-mail has not received an e-mail from the applicable server indicating a delivery failure) and promptly confirmed by delivery in person or by post or overnight courier as aforesaid in each case, according to the instructions set forth below. Such notices will be deemed given: at the time of personal delivery, if delivered in person; one Business Day after being sent, if sent by reputable, overnight delivery service and at the time sent (so long as the sender of any such e-mail has not received an e-mail from the applicable server indicating a delivery failure), if sent by email prior to 5:00 p.m. local time of the recipient on a Business Day; or on the next Business Day if sent by email after 5:00 p.m. local time of the recipient on a Business Day or on a non-Business Day.

If to Parent or Sponsor:

Bespoke Capital Acquisition Corp.
c/o Bespoke Capital Partners
115 Park Street, 3rd Floor
London, W1K 7AP, United Kingdom
Attention: Mark Harms
Email: mark.harms@bespokecp.com

with a copy to:

Jones Day
250 Vesey Street
New York, NY 10281
Attention: Robert A. Profusek
E-mail: raprofusek@jonesday.com

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If to the Company:

Vintage Wine Estates, Inc.
205 Concourse Boulevard
Santa Rosa, CA 95403
Attention: Patrick A. Roney
E-mail: pat@vintagewineestates.com

with a copy to:

Foley & Lardner LLP
321 North Clark Street, Suite 3000
Chicago, IL 60654
Attention: Patrick Daugherty
E-mail: pdaugherty@foley.com

If to a Company Shareholder, Pat Roney or Sonoma Brands, to the address set forth for such Party on the applicable signature page hereto.

(h)           Entire Agreement. This Agreement (including the all exhibits hereto) and, as among the Company, Parent and Sponsor, the Transaction Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

(i)            No Third-Party Beneficiaries. The representations, warranties and covenants set forth herein are solely for the benefit of the Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder.

(j)            Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, then (i) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

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(k)           Interpretation; Construction.

(i)           The headings herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference will be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” All pronouns and all variations thereof will be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. Where a reference in this Agreement is made to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder. All references to “days” will be to calendar days unless otherwise indicated as a “Business Day.”

(ii)          The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(l)            Assignment. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the Company and Parent. Any purported assignment in violation of this Agreement is void.

(m)          Remedies. This Agreement may only be enforced, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought, against the entities that are expressly named as Parties and then only with respect to the representations, warranties, covenants or other obligations or agreements set forth herein with respect to such Party.

(n)           Further Assurances. Without further consideration, each Party will execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further actions as may be reasonably necessary or desirable to effect the transactions contemplated by this Agreement.

[Signature Pages Follow]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties or duly authorized officers of the Parties as of the date first written above.

PARENT:

BESPOKE CAPITAL ACQUISITION CORP.

Name:
Title:

SPONSOR:

BESPOKE SPONSOR CAPITAL LP

Name:
Title:

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties or duly authorized officers of the Parties as of the date first written above.

COMPANY:

VINTAGE WINE ESTATES,INC.

Patrick A. Roney, Chief Executive Officer

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties or duly authorized officers of the Parties as of the date first written above.

PATRICK A. RONEY (solely with respect to Section 4(c), Section 6 and Section 8 (as applicable to Section 4(c) and Section 6)):	SONOMA BRANDS PARTNERS II, LLC (solely with respect to Section 4(c), Section 6 and Section 8 (as applicable to Section 4(c) and Section 6))

Patrick A. Roney	Name:
Title:

Address for Notice:	Address for Notice:
Pat Roney	[ADDRESS]
205 Concourse Boulevard	[CITY, STATE ZIP]
Santa Rosa, California 95403	Attention: [NAME]
pat@vintagewineestates.com	[EMAIL]

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties or duly authorized officers of the Parties as of the date first written above.

COMPANY SHAREHOLDERS:

MARITAL TRUST D UNDER THE LESLIE G. RUDD LIVING TRUST U/A/D 3/31/1999, AS AMENDED	SLR NON-EXEMPT TRUST U/A/D 4/21/2018
Darrell D. Swank, Trustee	Darrell D. Swank, Trustee
Steven Kay, Trustee	Steven Kay, Trustee
Patrick Roney, Trustee

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties or duly authorized officers of the Parties as of the date first written above.

COMPANY SHAREHOLDERS:

PATRICK A. RONEY AND LAURA G. RONEY TRUST
Name:
Title: Trustee

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties or duly authorized officers of the Parties as of the date first written above.

COMPANY SHAREHOLDERS:

SONOMA BRANDS II, L.P.	SONOMA BRANDS II SELECT, L.P.

By: [●], its General Partner	By: [●], its General Partner

By: [●], its [●]	By: [●], its [●]

Name:	Name:
Title:	Title:

SONOMA BRANDS VWE CO-INVEST, L.P.

By:[●], its General Partner

By:[●], its [●]

Name:
Title:

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties or duly authorized officers of the Parties as of the date first written above.

COMPANY SHAREHOLDERS:

TGAM AGRIBUSINESS FUND HOLDINGS L.P.

By:	TGAM AGRIBUSINESS FUND GP LLC, its General Partner

	By:	AGR Partners, LLC, its Sole Member

Dan Masters, Managing Director

[Signature Page to Company Support Agreement]

COMPANY SHAREHOLDERS:

SEAN RONEY
Sean Roney

[Signature Page to Company Support Agreement]

EXHIBIT A

Current Company Shares

EXHIBIT B

Amended and Restated Articles of Incorporation

EXHIBIT C

Bylaws

Exhibit C

Investor Rights Agreement

Exhibit C

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”), dated [●], 2021, is among Vintage Wine Estates, Inc., a Nevada corporation (“Parent”), Bespoke Sponsor Capital LP (“Sponsor”), Patrick A. Roney in his capacity as the Roney Representative and the parties listed as VWE Investors on the signature pages hereto (collectively, the “VWE Investors”) and the party listed as Fund Investor on the signature pages hereto (the “Fund Investor”, together with Sponsor and the VWE Investors, the “Investors”). Capitalized terms used but not defined herein or in Annex A have the meanings given in the Transaction Agreement.

RECITALS

A. Parent, Sponsor, VWE Acquisition Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Vintage Wine Estates, Inc., a California corporation (the “Company”), are the primary parties to a Transaction Agreement, dated February [●], 2021 (the “Transaction Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent; and

B. The Transaction Agreement contemplates that Parent, Sponsor and the VWE Investors (the “Parties”) have entered into this Agreement, which is effective and conditioned upon the occurrence of the Closing without further action.

NOW, THEREFORE, the Parties agree as follows:

Article I LOCK-UP AGREEMENTS

1.1          Specified Investor Lock-up. During the Lock-up Period, subject to Section 1.3, each Specified Investor agrees that such Specified Investor will not Transfer any (i) Common Shares or any equity securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Shares that were issued to such Specified Investor pursuant to the Merger on the Closing Date (including shares resulting from the Domestication described in Section 1.2(a)(iii) of the Transaction Agreement, (ii) Earnout Shares, and (iii) Common Shares issued with respect to such securities referred to in clauses (i) and (ii) by way of any share split, share dividend or other distribution, recapitalization, share exchange, share reconstruction, amalgamation, contractual control arrangement or similar event (“Transaction Common Shares”).

1.2          Hedging Included. The foregoing restriction also prohibits each Specified Investor from engaging in any hedging or other transaction during the Lock-up Period which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of such Specified Investor’s Transaction Common Shares even if such Transaction Common Shares would be disposed of by someone other than the Specified Investor. Such prohibited hedging or other transactions during such periods would include any short sale or any purchase, sale or grant of any right (including any put or call option) with respect to any of such Specified Investor’s Transaction Common Shares or with respect to any security that includes, relates to or derives any significant part of its value from such Transaction Common Shares.

1.3          Lock-up Exceptions. Notwithstanding anything else to the contrary in this Agreement, subject to the conditions below, each Specified Investor may Transfer its Transaction Common Shares during the applicable Lock-up Period in connection with (i) transfers or distributions to such Specified Investor’s direct or indirect Affiliates or to the estates of any of the foregoing; (ii) transfers by bona fide gift to a member of such Specified Investor’s immediate family or to a trust, the beneficiary of which is such Specified Investor or members of such Specified Investor’s immediate family for estate planning purposes; (iii) by virtue of the laws of descent and distribution upon death of such Specified Investor; (iv) pursuant to a qualified domestic relations order, (v) transfers to Parent’s or Sponsor’s officers, directors or their Affiliates, (vi) pledges of Transaction Common Shares as security or collateral in connection with a borrowing or the incurrence of any indebtedness by such Specified Investor (provided, however, that such borrowing or incurrence of indebtedness is secured by either a portfolio of assets or equity interests issued by multiple issuers), (vii) transfers pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a Change in Control (provided, however, that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, Transaction Common Shares subject to this Agreement will remain subject to this Agreement), (viii) the establishment of a trading plan pursuant to Rule 10b5-1 under the U.S. Exchange Act (provided, however, that such plan does not provide for the transfer of Transaction Common Shares during the Lock-up Period), (ix) transfers to satisfy tax withholding obligations in connection with the exercise of rights to purchase Common Shares or the vesting of stock-based awards; provided, however, that, in the case of any transfer pursuant to the foregoing clauses (i) through (v), it will be a condition to any such transfer that (A) the transferee or donee agrees to be bound by the terms of this Agreement (including the restrictions set forth in the preceding sentence) to the same extent as if such person were a party hereto and (B) each party (donor, donee, transferor or transferee) will not be required by Law to make, and will agree not to voluntarily make, any filing or public announcement of the transfer or disposition prior to the expiration of the Lock-up Period, other than ordinary course beneficial ownership filings as required by Law or listing requirements. In the case of any Specified Investor that is an entity, the Transfers permitted by this Section 1.3 will also apply to the person or entity that is the ultimate beneficial owner of all or a portion of the equity interests therein and therefore any such Transfers will be deemed permitted pursuant to this Section 1.3.

1.4          Transfers After Lock-up Period. After the applicable Lock-up Period, the Specified Investors will collaborate in good faith on sales of Transaction Common Shares (excluding (a) sales of fewer than 1% of the Common Shares outstanding pursuant to Rule 10b5-1 plans, (b) other open-market sales of fewer than 1% of outstanding Common Shares in any calendar quarter, and (c) sales pursuant to the registration rights granted in Article IV) with the objective of preventing artificial depression of Common Share trading prices for a substantial period.

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Article II PARENT BOARD AND OTHER VOTING MATTERS

2.1          Initial Parent Board. Immediately following the consummation of the Merger, and pursuant to Section 5.17(a) of the Transaction Agreement, the Parent Board will be composed of the directors specified on Annex 5.17(a) to the Transaction Agreement.

2.2          Roney Directors. Until the annual meeting of Parent’s shareholders (the “Parent Shareholders”) held in 2028 (the “2028 Annual Meeting”):

(a)           Subject to the terms of this Agreement, the Roney Representative may designate up to five individuals, at least two of whom will qualify as independent directors under listing requirements then applicable to the Common Shares (collectively, the “Roney Nominees”), for inclusion by Parent and the Parent Board, acting through the nominating committee of the Parent Board (the “Nominating Committee”), in the slate of nominees recommended to the Parent Shareholders for election as directors at any annual or special meeting of the Shareholders at which directors of Parent are to be elected. Notwithstanding the foregoing, if the combined beneficial ownership (as defined in SEC Rule 13d-3 but, for the avoidance of doubt, excluding Common Shares over which the Roney Representative has control solely pursuant to Section 2.2(c) or Section 2.5) of the Major Investors:

(i)            (A) is reduced by at least 50%, but less than 75%, from that owned on the Closing Date (excluding reductions to the extent due to (1) the sale of Common Shares in which the Roney Representative has no pecuniary interest or (2) issuances unrelated to a Material Stock Acquisition) and (B) represents at least the Minimum Number, the Roney Representative will, without further action, only be entitled to designate up to three Roney Nominees;

(ii)           (A) is reduced by at least 75% from that owned on the Closing Date (excluding reductions to the extent due to due to (1) the sale of Common Shares in which the Roney Representative has no pecuniary interest or (2) issuances unrelated to a Material Stock Acquisition) and (B) represents at least the Minimum Number, the Roney Representative will, without further action, only be entitled to designate up to two Roney Nominees; and

(iii)          represents less than the Minimum Number, the Roney Representative will, without further action, no longer have any nomination rights hereunder.

(b)          Except as otherwise provided herein, so long as the Roney Representative is entitled to designate Roney Nominees pursuant to Section 2.2(a) (the “Roney Director Designation Period”), in furtherance of that right: (i) in connection with each meeting or consent solicitation of Parent Shareholders at or by which directors are to be elected, the Parent Board (including any committee thereof) will nominate and recommend for election and include such recommendation in a timely manner in any proxy statement, consent solicitation or other applicable announcement to Parent Shareholders, and the Specified Investors will vote for, each Roney Nominee and (ii) Parent, acting through the Parent Board (including any committee thereof), will fill any vacancy of a Roney Nominee on the Parent Board with a Roney Nominee upon the Roney Representative’s request.

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(c)           During the Roney Director Designation Period, by execution of this Agreement, each Specified Investor agrees to appoint the Roney Representative, with full power of substitution and resubstitution, as such Specified Investor’s true and lawful attorney and irrevocable proxy, to the fullest extent of such Specified Investor’s rights with respect to the Common Shares owned by such Specified Investor as of the relevant record date, to vote each of such Common Shares solely for the election or reelection of the Roney Nominees. Such appointment is coupled with an interest hereunder and is intended to be irrevocable for the purposes of this Agreement and for the duration of the Roney Director Designation Period.

(d)          Notwithstanding anything herein to the contrary, Parent will not be obligated to nominate or recommend the election or reelection of a Roney Nominee to the Parent Board (i) whom the Nominating Committee determines would not be qualified under applicable Law, rule or regulation to serve as a director of Parent or (ii) if the Parent Board, the Nominating Committee or another duly authorized committee of the Parent Board, after consultation with outside counsel, determines that so doing would be inconsistent with its fiduciary duties under applicable Law or would violate applicable Law.

2.3          Sponsor Directors. Until the 2028 Annual Meeting:

(a)           Subject to the terms of this Agreement, Sponsor may designate up to four individuals, at least one of whom will qualify as an independent director under listing requirements then applicable to the Common Shares (collectively, the “Sponsor Nominees”), for inclusion by Parent and the Parent Board, acting through the Nominating Committee, in the slate of nominees recommended to the Parent Shareholders for election as directors at any annual or special meeting of the Shareholders at which directors of Parent are to be elected. Notwithstanding the foregoing, if the beneficial ownership (as defined in SEC Rule 13d-3 but, for the avoidance of doubt, excluding Common Shares over which Sponsor has control solely pursuant to Section 2.3(c)) of Sponsor:

(i)            (A) is reduced by at least 50%, but less than 75%, from that owned on the Closing Date (excluding reductions to the extent due to issuances unrelated to a Material Stock Acquisition) and (B) represents at least the Minimum Number, Sponsor will, without further action, only be entitled to designate up to two Sponsor Nominees;

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(ii)           (A) is reduced by at least 75% from that owned on the Closing Date (excluding reductions to the extent due to new issuances unrelated to a Material Stock Acquisition) and (B) represents at least the Minimum Number, Sponsor will, without further action, only be entitled to designate up to one Sponsor Nominee; and

(iii)          represents less than the Minimum Number, Sponsor will, without further action, no longer have any nomination rights hereunder.

(b)          Except as otherwise provided herein, so long as Sponsor is entitled to designate Sponsor Nominees pursuant to Section 2.3(a) (the “Sponsor Director Designation Period”), in furtherance of that right: (i) in connection with each meeting or consent solicitation of Parent Shareholders at or by which directors are to be elected, the Parent Board (including any committee thereof) will nominate and recommend for election and include such recommendation in a timely manner in any proxy statement, consent solicitation or other applicable announcement to Parent Shareholders, and the Specified Investors will vote for, each Sponsor Nominee and (ii) Parent, acting through the Parent Board (including any committee thereof), will fill any vacancy of a Sponsor Nominee on the Parent Board with a Sponsor Nominee upon Sponsor’s request.

(c)          During the Sponsor Director Designation Period, by execution of this Agreement, each Specified Investor agrees to appoint Sponsor, with full power of substitution and resubstitution, as such Specified Investor’s true and lawful attorney and irrevocable proxy, to the fullest extent of such Specified Investor’s rights with respect to the Common Shares owned by such Specified Investor as of the relevant record date, to vote each of such Common Shares solely for the election or reelection of the Sponsor Nominees. Such appointment is coupled with an interest hereunder and is intended to be irrevocable for the purposes of this Agreement and for the duration of the Sponsor Director Designation Period.

(d)          Notwithstanding anything herein to the contrary, Parent will not be obligated to nominate or recommend the election or reelection of a Sponsor Nominee to the Parent Board (i) whom the Nominating Committee determines would not be qualified under applicable Law, rule or regulation to serve as a director of Parent or (ii) if the Parent Board, the Nominating Committee or another duly authorized committee of the Parent Board, after consultation with outside counsel, determines that so doing would be inconsistent with its fiduciary duties under applicable Law or would violate applicable Law.

2.4          Director Vacancies. Each Specified Investor agrees to vote, or cause to be voted, all Common Shares beneficially owned by such Specified Investor, or over which such Specified Investor has voting control, from time to time and at all times, in whatever manner is necessary to ensure that (a) no director may be removed from office unless (i) such removal is directed or approved by the affirmative vote of (A) Sponsor, with respect to any Sponsor Nominee, or (B) the Roney Representative, with respect to any Roney Nominee, or (ii) the applicable Director Designation Period has expired and (b) during the applicable Director Designation Period, any vacancies created by the resignation, removal or death of a Roney Nominee or a Sponsor Nominee will be filled pursuant to the provisions of this Article II. Parent and the Parent Board will take all actions necessary to fill such vacancy with such replacement director promptly upon written notice to Parent of the name of such replacement director by Sponsor, with respect to any Sponsor Nominee, or the Roney Representative, with respect to any Roney Nominee, subject, in each case, to the provisions of Section 2.2(d) or Section 2.3(d), as applicable. In the event that the size of the Parent Board is increased or decreased, then the number of individuals that the Roney Representative or Sponsor will have the right to designate under Section 2.2 or Section 2.3, as applicable, will be proportionally adjusted (rounded up or down to the nearest whole number) such that, following such change in the size of the Parent Board, the number of Roney Nominees or Sponsor Nominees, as applicable, as a percentage of the total number of directors on the Parent Board is equal to the number of individuals that the Roney Representative or Sponsor, as applicable, was entitled to designate as a percentage of the total number of directors on the Parent Board immediately prior to such change in size.

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2.5          General Proxy. During the General Proxy Period, by execution of this Agreement, each of the Major Investors excluding the Roney Representative (the “Proxy Investors”) hereby appoints the Roney Representative, with full power of substitution and resubstitution, as such Proxy Investor’s true and lawful attorney and irrevocable proxy, to the fullest extent of such Proxy Investor’s rights with respect to the Common Shares owned by such Proxy Investor as of the Closing Date or hereafter acquired, to vote each such Common Share at each annual or special meeting of shareholders of Parent (or at any adjournment or postponement thereof or pursuant to any consent in lieu of a meeting) on all matters other than, in the case of Sponsor, the Reserved Matters and, in the case of all Major Investors, those matters covered by the proxies set forth in Section 2.2 and Section 2.3. Each Proxy Investor intends this proxy to be irrevocable during the General Proxy Period and coupled with an interest hereunder and hereby revokes any proxy previously granted by such Proxy Investor with respect to the Common Shares owned by such Proxy Investor as of the Closing Date or hereafter acquired. Notwithstanding any provision of this Agreement to the contrary, the proxy granted by each Sponsor pursuant to this Section 2.5 will not apply to any Reserved Matter.

2.6          Transferred Shares. Notwithstanding anything in this Agreement to the contrary, any Common Shares Transferred for consideration at a time and in a manner not prohibited by this Agreement will be Transferred free and clear of any proxy granted pursuant to this Article II (and any such proxy will be of no further force and effect), excluding, for the avoidance of doubt, any Transfer at any time of the type described in Section 1.3 (so long as it will be a condition to any such Transfer that the transferee or donee agrees to be bound by the terms of this Agreement to the same extent as if such person were a party hereto).

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Article III REDEMPTION RIGHT

3.1          Redemption Right.

(a)           PPP Note. Each VWE Investor acknowledges and agrees to be bound by the terms of Section 5.23 of the Transaction Agreement as if it were a party thereto. In accordance with Section 5.23 of the Transaction Agreement, to the extent that any portion of the PPP Note has not been forgiven prior to the Closing, on the earlier of (a) the Surviving Company’s receipt of notice from the applicable lender or the applicable Governmental Entity that any or all of the PPP Note will not be forgiven and (b) the date that is 18 months after the Closing Date (provided that confirmation of forgiveness of the entire amount of the PPP Note by the applicable lender and the applicable Governmental Entity will not have been received by the Surviving Company prior thereto), Parent will redeem from the VWE Investors and the VWE investors will tender to Parent, for no consideration, Common Shares (the “PPP Redemption Shares”) having an aggregate value calculated pursuant to Section 5.23(b)(iii)(2) of the Transaction Agreement (valuing each Common Share at $10). The redemption and tender of the PPP Redemption Shares will be pro rata based on each VWE Investor’s proportionate ownership of the aggregate Common Shares owned by the VWE Investors, in each case, as of immediately after the Effective Time. For the avoidance of doubt, the transactions contemplated by this Section 3.1(a) will not be subject to the transfer limitations set forth in Article I.

(b)          Each VWE Investor acknowledges and agrees to be bound by the terms of Section 2.1(f)(ii) of the Transaction Agreement as if it were a party thereto. In accordance with Section 2.1(f)(ii) of the Transaction Agreement, to the extent that there is a Merger Consideration Deficit (such Merger Consideration Deficit to consist of one NV Parent Common Share for every $10 increment, and provided that no adjustment will be made for any divergence that is in an amount of $9.99 or less, subject to Section 2.8(b) of the Transaction Agreement) in excess of the Adjustment Escrow Deposit, Parent will redeem from the VWE Investors and the VWE Investors will tender to Parent, for no consideration, Common Shares (the “Adjustment Redemption Shares”) having an aggregate value equal to such excess, valuing each Common Share at $10. The redemption and tender of the Adjustment Redemption Shares will be pro rata based on each VWE Investor’s proportionate ownership of the aggregate Common Shares owned by the VWE Investors, in each case, as of immediately after the Effective Time. For the avoidance of doubt, the transactions contemplated by this Section 3.1(b) will not be subject to the transfer limitations set forth in Article I.

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Article IV REGISTRATION RIGHTS

4.1          Demand Registration.

(a)           Request. With respect to (x) Registrable Securities for which the applicable Lock-up Period has expired pursuant to the terms of this Agreement and (y) any Registrable Securities held by the Fund Investor, (i) any Major Investor holding not less than 10% of the Registrable Securities held by all VWE Investors, (ii) Sponsor, or (iii) the Fund Investor (such Investor or Investors being, collectively, a “Demanding Investor”) may make a written request to Parent for the Registration with the SEC under the U.S. Securities Act of all or part of such Demanding Investor’s Registrable Securities, which request will specify the number of shares of Registrable Securities to be disposed of by such Demanding Investor and the proposed plan of distribution therefor. Upon the receipt of any request for Registration pursuant to this Section 4.1(a), Parent will promptly notify the other Investors of the receipt of such request. Upon the receipt of any request for Registration made in accordance with the terms of this Section 4.1(a), Parent will use its reasonable best efforts to effect, at the earliest practicable date, such Registration under the U.S. Securities Act of:

(i)            the Registrable Securities that Parent has been so requested to Register by the Demanding Investor, and

(ii)           all Registrable Securities that Parent has been requested to Register by the other Investors pursuant to a written request given to Parent within 15 days after the giving of written notice by Parent to such other Investors of the request by the Demanding Investor;

all to the extent necessary to permit the disposition (in accordance with Section 4.1(b)) of the Registrable Securities so to be Registered; provided that,

(A)         Parent will not be required to effect more than a total of six demand Registrations pursuant to this Section 4.1(a) for the VWE Investors and the Fund Investor, collectively, and will not be required to effect more than a total of three demand Registrations pursuant to this Section 4.1(a) for Sponsor;

(B)          if the intended method of distribution is an underwritten public offering, then Parent will not be required to effect such Registration pursuant to this Section 4.1(a) unless such underwriting will be conducted on a “firm commitment” basis;

(C)          if Parent has previously effected a Registration pursuant to this Section 4.1(a) or has previously effected a Registration of which notice has been given to the Investors pursuant to Section 4.2 or Section 4.3, then Parent will not be required to effect any Registration pursuant to this Section 4.1(a) until a period of 180 days will have elapsed from the date on which such previous Registration ceased to be effective;

(D)         any Investor whose Registrable Securities were to be included in any such Registration pursuant to this Section 4.1(a), by written notice to Parent, may withdraw such request and, on Parent’s receipt of notice of such withdrawal with respect to a number of shares of Registrable Securities such that the Investor that has not elected to withdraw does not hold, in the aggregate, the requisite amount of shares of Registrable Securities to require or initiate a request for a Registration under clause (E) of this Section 4.1(a), Parent will not be required to effect such Registration; provided that, if the Investor that has elected to withdraw its request for Registration agrees to pay the Expenses related to such Registration, then the request for Registration will not be counted for purposes of determining the number of Registrations to which such Investor is entitled pursuant to this Section 4.1(a); and

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(E)          Parent will not be required to effect any Registration to be effected pursuant to this Section 4.1(a) unless the shares of Registrable Securities proposed to be sold in such Registration have an aggregate price (calculated based upon the Market Price of such shares of Registrable Securities as of the date of such request) of at least $10,000,000.

(b)          Registration Statement Form. Registrations under Section 4.1(a) will be on Form S-1 or, if permitted by law, Form S-3 (or, in either case, any successor forms thereto) and will permit the disposition of the Registrable Securities pursuant to an underwritten offering unless the Demanding Investor determines otherwise, in which case pursuant to the method of disposition determined by such Demanding Investor.

(c)           Effective Registration Statement. A Registration requested pursuant to Section 4.1(a) will not be deemed to have been effected:

(i)            unless a registration statement with respect thereto has been declared effective by the SEC and remains effective in compliance with the provisions of the U.S. Securities Act and the laws of any state or other jurisdiction applicable to the disposition of the shares of Registrable Securities covered by such registration statement until such time as all of such shares of Registrable Securities have been disposed of in accordance with such registration statement or there ceases to be any shares of Registrable Securities;

(ii)           if, after it has become effective, such Registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other Governmental Entity or court for any reason other than a violation of applicable Law solely by the Demanding Investor, and such Registration has not thereafter again become effective; or

(iii)          if, in the case of an underwritten offering, the conditions to closing specified in an underwriting agreement to which Parent is a party are not satisfied or waived other than by reason of any breach or failure by the Demanding Investor.

Any holder of Registrable Securities to be included in a registration statement may at any time withdraw a request for registration made pursuant to Section 4.1(a) in accordance with Section 4.1(a)(ii)(D).

(d)          Selection of Underwriters. The managing underwriter of each underwritten offering, if any, of Registrable Securities to be Registered pursuant to Section 4.1(a) will be a nationally recognized investment bank selected by agreement of Parent and the Selling Investor owning the largest number of shares of Registrable Securities to be Registered.

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(e)           Priority in Requested Registration. If a Registration under this Section 4.1 involves an underwritten public offering and the managing underwriter of such underwritten offering advises Parent in writing (with a copy to each Selling Investor requesting that Registrable Securities be included in such registration statement) that, in such underwriter’s opinion, the number of shares of Registrable Securities requested to be included in such Registration exceeds the number of such securities that can be sold in such offering within a price range that is acceptable to the Selling Investor owning the largest number of shares of Registrable Securities requested to be included in such Registration, as stated by such Selling Investor to such managing underwriter, then Parent will include in such registration, to the extent of the number and type of securities that Parent is advised can be sold in such offering, the following: (i) first, all shares of Registrable Securities requested to be Registered and sold for the account of the Demanding Investor; (ii) second, any shares of Registrable Securities that the other Selling Investors have requested be included in such Registration pursuant to Section 4.1(a), (iii) third, any securities to be Registered and sold for the account of Parent, and (iv) fourth, other securities requested to Registered, if any.

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4.2          Shelf Registration.

(a)           Registration Statement Covering Resale of Registrable Securities. Parent will prepare and file or cause to be prepared and filed with the SEC, no later 45 days following the date that Parent becomes eligible to use Form S-3 or its successor form (the “S-3 Eligibility Date”), a registration statement for an offering to be made on a continuous basis pursuant to Rule 415 of the U.S. Securities Act Registering the resale from time to time by Investors of all of the Registrable Securities then held by or then issuable, including the Common Shares issuable as Earnout Shares, to Investors that are not covered by an effective registration statement on the S-3 Eligibility Date (the “Resale Shelf Registration Statement”). The Resale Shelf Registration Statement will be on Form S-3 or another appropriate form permitting Registration of such Registrable Securities for resale by such Investors. Parent will use reasonable best efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as possible after filing, and once effective, to keep the Resale Shelf Registration Statement continuously effective under the U.S. Securities Act at all times until the expiration of the Effectiveness Period.

(b)          Notification of Effectiveness. Parent will notify the Investors in writing of the effectiveness of the Resale Shelf Registration Statement.

(c)           SEC Limitations. Notwithstanding the Registration obligations set forth in this Section 4.2 and Section 4.5, in the event the SEC informs Parent that, as a result of the application of Rule 415, not all of the Registrable Securities can be Registered for resale as a secondary offering on a single registration statement, then Parent agrees to promptly (i) inform each of the holders thereof and use its commercially reasonable efforts to file amendments to the Resale Shelf Registration Statement as required by the SEC and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be Registered by the SEC on Form S-3 or such other form available to Register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, Parent will be obligated to use its commercially reasonable efforts to advocate with the SEC for the Registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the SEC staff (the “SEC Guidance”), including the Manual of Publicly Available Telephone Interpretations D.29. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be Registered on a particular registration statement as a secondary offering (and notwithstanding that Parent used diligent efforts to advocate with the SEC for the Registration of all or a greater number of Registrable Securities), then, unless otherwise directed in writing by a holder to further limit its Registrable Securities to be included in such registration statement, the number of securities to be Registered on such registration statement will be reduced pro rata in accordance with the number of shares of Registrable Securities that each Investor has requested be included in such registration statement, regardless of the number of shares of Registrable Securities, subject to a determination by the SEC that certain Investors must be reduced first based on the number of Registrable Securities held by such Investors. In the event that Parent amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clause (i) or (ii) above, Parent will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by the SEC or SEC Guidance provided to Parent or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to Register for resale those Registrable Securities that were not Registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.

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(d)          Takedown.

(i)            If Parent receives a request from the holders of Registrable Securities with an estimated market value of at least $1,000,000 (the requesting holder(s) will be referred to herein as the “Requesting Holder”) that Parent effect the Underwritten Takedown of all or any portion of the Requesting Holder’s Registrable Securities, and specifying the intended method of disposition thereof, then Parent will promptly give notice of such requested Underwritten Takedown (each such request will be referred to herein as a “Demand Takedown”) at least 10 Business Days prior to the anticipated filing date of the prospectus or supplement relating to such Demand Takedown to the other Investors and thereupon will use its reasonable best efforts to effect, as expeditiously as possible, the offering in such Underwritten Takedown of, (i) subject to the restrictions set forth in Section 4.6(b)(i), all Registrable Securities for which the Requesting Holder has requested such offering under Section 4.2(a), and (ii) subject to the restrictions set forth in Section 4.6(b)(i), all other Registrable Securities that any Selling Investors have requested Parent to offer by request received by Parent within seven Business Days after such holders receive Parent’s notice of the Demand Takedown, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be offered. Promptly after the expiration of such seven-Business Day-period, Parent will notify all Selling Investors of the identities of the other Selling Investors and the number of shares of Registrable Securities requested to be included therein.

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(ii)           Parent will only be required to effectuate two Underwritten Takedowns within any six-month period.

(iii)          If the managing underwriter in an Underwritten Takedown advises Parent and the Requesting Holder that, in its view, the number of shares of Registrable Securities requested to be included in such underwritten offering exceeds the largest number of shares that can be sold without having an adverse effect on such offering, including the price at which such shares can be sold, then the shares included in such Underwritten Takedown will be reduced in accordance with the process and priority set forth in Section 4.6(b)(i).

(iv)          Registrations effected pursuant to this Section 4.2 will be counted as demand Registrations effected pursuant to Section 4.1.

(v)           Selection of Underwriters. The managing underwriter of each underwritten offering, if any, of Registrable Securities to be Registered pursuant to Section 4.2(a) will be a nationally-recognized investment bank selected by agreement of Parent and the Selling Investor owning the largest number of shares of Registrable Securities to be Registered.

4.3           Piggyback Registration.

(a)           If Parent proposes to Register any of its securities under the U.S. Securities Act by Registration on any form other than Form S-4 or Form S-8 (or any successor or similar form(s)), whether pursuant to Registration rights granted to other holders of its securities or for sale for its own account, then it will give prompt written notice to each Investor of its intention to do so and of such Investors’ rights under this Section 4.3, which notice, in any event, will be given at least 30 days prior to such proposed Registration. Upon the written request of an Investor that holds Registrable Securities (a “Piggyback Requesting Investor”) made within 15 days after such Investor’s receipt of any such notice from Parent, which request will specify the Registrable Securities intended to be disposed of by such Piggyback Requesting Investor, Parent will, subject to Section 4.6(b), effect the Registration under the U.S. Securities Act of all Registrable Securities that Parent has been so requested to Register by the Piggyback Requesting Investors; provided that:

(i)            prior to the effective date of the registration statement filed in connection with such Registration and promptly following receipt of notification by Parent from the managing underwriter (if an underwritten offering) of the price at which such securities are to be sold, Parent will advise each Piggyback Requesting Investor of such price, and such Piggyback Requesting Investor will then have the right, exercisable in its sole discretion by delivery of written notice to Parent within five Business Days of such Piggyback Requesting Investor being advised of such price, irrevocably to withdraw its request to have its Registrable Securities included in such registration statement, without prejudice to the rights of any holder or holders of Registrable Securities to include Registrable Securities in any future Registration (or Registrations) pursuant to this Section 4.3 or to cause such Registration to be effected as a Registration under Section 4.1(a), as the case may be;

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(ii)            if at any time after giving written notice of its intention to Register any securities and prior to the effective date of the registration statement filed in connection with such Registration, Parent determines for any reason not to Register or to delay Registration of such securities, then Parent may, at its election, give written notice of such determination to each Piggyback Requesting Investor and (A) in the case of a determination not to Register, will be relieved of its obligation to Register any Registrable Securities in connection with such Registration (but not from any obligation of Parent to pay the Expenses in connection therewith), without prejudice, however, to the rights of any Investor to include Registrable Securities in any future Registration (or Registrations) pursuant to this Section 4.3 or to cause such Registration to be effected as a Registration under Section 4.1(a), as the case may be, and (B) in the case of a determination to delay Registering, will be permitted to delay Registering any Registrable Securities for the same period as the delay in Registering such other securities; and

(iii)           if such Registration was initiated by Parent for its own account and involves an underwritten offering, then each Piggyback Requesting Investor will sell its Registrable Securities on the same terms and conditions as those that apply to Parent, and the managing underwriter of each such underwritten public offering will be a nationally-recognized investment bank selected by Parent.

(b)            No registration effected under this Section 4.3 will relieve Parent of its obligation to effect any demand Registration under Section 4.1(a), and no registration effected pursuant to this Section 4.3 will be deemed to have been effected pursuant to Section 4.1(a).

4.4            Expenses. Parent will pay all Expenses in connection with any Registration initiated pursuant to Section 4.1(a) or Section 4.2, whether or not such registration ultimately becomes effective or all or any portion of the Registrable Securities originally requested to be included in such Registration is ultimately included in such registration.

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4.5            Registration Procedures.

(a)            Obligations of Parent. Whenever Parent is required to effect any Registration under the U.S. Securities Act as provided in Section 4.1(a), Section 4.2 and Section 4.3, Parent will, as expeditiously as possible:

(i)             prepare and file with the SEC (which filing will, in the case of any Registration pursuant to Section 4.1(a), be made on or before the date that is 90 days after the receipt by Parent of the written request from the relevant Demanding Investor) the requisite registration statement to effect such registration and thereafter use its reasonable best efforts to cause such registration statement to become and remain effective; provided, however, that Parent may discontinue any Registration of its securities other than shares of Registrable Securities (and, under the circumstances specified in Section 4.8(b), its securities that are Registrable Securities) at any time prior to the effective date of the registration statement relating thereto;

(ii)            prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the U.S. Securities Act and the U.S. Exchange Act with respect to the disposition of all Registrable Securities covered by such registration statement until such time as all of such Registrable Securities have been disposed of in accordance with the plan of distribution disclosed in such registration statement (the “Effectiveness Period”);

(iii)           furnish to each Selling Investor and each underwriter, if any, the number of copies reasonably requested by such Selling Investor or underwriter of (A) such drafts and final conformed versions of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits and any documents incorporated by reference), (B) such drafts and final versions of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the U.S. Securities Act, in conformity with the requirements of the U.S. Securities Act, and (C) such other documents as such Selling Investor or underwriter may reasonably request in writing;

(iv)          use its reasonable best efforts to (A) Register or qualify all Registrable Securities and other securities, if any, covered by such registration statement under such securities laws (or “blue sky” laws) of such states or other jurisdictions within the United States as the Selling Investors reasonably request in writing, (B) keep such registrations or qualifications in effect for so long as such registration statement remains in effect, and (C) take any other action that may be necessary or reasonably advisable to enable such Selling Investors to consummate the disposition in such jurisdictions of the securities to be sold by such Selling Investors, except that Parent will not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not (but for the requirements of this subsection) be obligated to be so qualified, to subject itself to taxation in any such jurisdiction or to consent to general service of process in any such jurisdiction;

(v)           use its reasonable best efforts to cause all Registrable Securities and other securities, if any, covered by such registration statement to be Registered with or approved by such other Governmental Entity as may be necessary in the opinion of counsel to Parent and counsel to the Selling Investors to enable the Selling Investors to consummate the disposition of such Registrable Securities;

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(vi)          use its reasonable best efforts to obtain and, if obtained, furnish to each Selling Investor, and each such Selling Investor’s underwriters, if any, (A) a signed opinion of counsel for Parent, dated the effective date of such registration statement (and, if such Registration involves an underwritten offering, dated the date of the closing under the underwriting agreement and addressed to the underwriters), reasonably satisfactory (based on the customary form and substance of opinions of issuers’ counsel customarily given in such offerings) in form and substance to such Selling Investor, and (B) a “cold comfort” letter, dated the effective date of such registration statement (and, if such Registration involves an underwritten offering, dated the date of the closing under the underwriting agreement and addressed to the underwriters) and signed by the independent Registered public accounting firm that has certified Parent’s financial statements included or incorporated by reference in such registration statement, reasonably satisfactory (based on the customary form and substance of “cold comfort” letters of issuers’ independent Registered public accounting firms customarily given in such offerings) in form and substance to such Selling Investor, in each case covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of the independent Registered public accounting firm’s comfort letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuers’ counsel and in independent Registered public accounting firms’ comfort letters delivered to underwriters in underwritten public offerings of securities;

(vii)         (A) notify each Selling Investor and seller of any other securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the U.S. Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and (B) at the written request of any such Selling Investor or any seller of other securities, promptly prepare and furnish to such Selling Investor a reasonable number of copies of a supplement to or an amendment of such prospectus so that, as thereafter delivered to the purchasers of such securities, such prospectus, as supplemented or amended, will not include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

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(viii)        use its reasonable best efforts to obtain the withdrawal at the earliest possible moment of any order suspending the effectiveness of a registration statement relating to the Registrable Securities;

(ix)           make available to its security holders, as soon as reasonably practicable, an earning statement covering a period of at least 12 months, but not more than 18 months, beginning with the first full calendar month after the effective date of such registration statement, which earning statement will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 promulgated thereunder, and furnish to each Selling Investor and to the managing underwriter, if any, at least 10 days prior to the filing thereof a copy of any amendment or supplement to any registration statement or prospectus containing such earning statement;

(x)            otherwise comply with all applicable rules and regulations of the SEC and any other Governmental Entity having jurisdiction over the offering;

(xi)           if the Common Shares are then listed on a national securities exchange, use its reasonable best efforts to cause all Registrable Securities covered by a registration statement to be listed on such exchange;

(xii)          provide a transfer agent and registrar for the Registrable Securities covered by a registration statement no later than the effective date thereof;

(xiii)         enter into such agreements (including an underwriting agreement in customary form) and take such other actions as the Investor holding the largest number of shares of Registrable Securities covered by such registration statement reasonably requests in order to expedite or facilitate the disposition of such Registrable Securities, including customary indemnification;

(xiv)         if requested by the managing underwriter(s) or the Selling Investor holding the largest number of shares of Registrable Securities being sold in connection with an underwritten offering, promptly (A) incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriter(s) and such Investor agree should be included therein relating to the plan of distribution with respect to such Registrable Securities (including information with respect to the number of shares of Registrable Securities being sold to such underwriters and the purchase price being paid therefor by such underwriters) and relating to any other terms of the underwritten offering of the Registrable Securities to be sold in such offering; and (B) make all required filings of such prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and

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(xv)          cooperate with the Selling Investors and the managing underwriter, if any, (A) to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold that do not bear any restrictive legends and (B) to enable such Registrable Securities to be in such share amounts and Registered in such names as the managing underwriter or, if none, the Selling Investor holding the largest number of shares of Registrable Securities being sold, may request at least three Business Days prior to any sale of Registrable Securities.

(b)            Delivery of Investor Information. As a condition to the obligations of Parent to complete any Registration pursuant to this Agreement with respect to the Registrable Securities of an Investor, such Investor must furnish to Parent in writing such information (the “Investor Information”) regarding itself, the Registrable Securities held by it and the intended methods of disposition of the Registrable Securities held by it as are necessary to effect the Registration of such Investor’s Registrable Securities and as may be reasonably requested in writing by Parent. At least 30 days prior to the first anticipated filing date of a registration statement for any Registration under this Agreement, Parent will notify in writing each Investor of the Investor Information that Parent is requesting from that Investor, whether or not such Investor has elected to have any of its Registrable Securities included in the registration statement. If within ten days prior to the anticipated filing date Parent has not received the requested Investor Information from an Investor, then Parent may file the registration statement without including Registrable Securities of that Investor.

(c)            Prospectus Distribution. Each Investor agrees that, as of the date that a final prospectus is made available to it for distribution to prospective purchasers of Registrable Securities, such Investor will cease to distribute copies of any preliminary prospectus prepared in connection with the offer and sale of such Registrable Securities. Each Investor further agrees that, upon receipt of any notice from Parent of the happening of any event of the kind described in Section 4.5(a)(vii), such Investor will discontinue such Investor’s disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until such Investor’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 4.5(a)(vii) and, if so directed by Parent, will deliver to Parent (at Parent’s expense) all copies, other than permanent file copies, then in such Investor’s possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice. If any event of the kind described in Section 4.5(a)(vii), occurs and such event is the fault solely of an Investor or Investors due to the inaccuracy of the Investor Information provided by such Investor(s) for inclusion in the registration statement, then such Investor (or Investors) will pay all Expenses attributable to the preparation, filing and delivery of any supplemented or amended prospectus contemplated by Section 4.5(a)(vii).

4.6            Underwritten Offerings.

(a)            Requested Underwritten Offerings. If requested by the underwriters in connection with a request for a Registration under Section 4.1(a) that is a firm commitment underwritten offering, then Parent and each Selling Investor will enter into a firm commitment underwriting agreement with such underwriters for such offering, such agreement to (i) be reasonably satisfactory in substance and form to Parent and the Selling Investor owning the largest number of shares of Registrable Securities to be included in such Registration and (ii) contain such representations and warranties by Parent and each Selling Investor and such other terms as are customary in agreements of that type, including indemnification and contribution to the effect and to the extent provided in Section 4.9.

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(b)            Piggyback Underwritten Offerings; Priority.

(i)             If Parent proposes to Register any of its securities under the U.S. Securities Act for its own account as contemplated by Section 4.2 and such securities are to be distributed by or through one or more underwriters, and if the managing underwriter of such underwritten offering advises Parent in writing (with a copy to the Piggyback Requesting Investors) that if all shares of Registrable Securities requested to be included in such Registration were so included, in such underwriter’s opinion, the number and type of securities proposed to be included in such Registration would exceed the number and type of securities that could be sold in such offering within a price range acceptable to Parent (such writing to state the basis for the underwriter’s opinion and the approximate number and type of securities that may be included in such offering without such effect), then Parent will include in such Registration pursuant to Section 4.2, to the extent of the number and type of securities that Parent is so advised can be sold in such offering, (A) first, securities that Parent proposes to issue and sell for its own account, (B) second, shares of Registrable Securities requested to be Registered by Piggyback Requesting Investors pursuant to Section 4.2, pro rata among the Piggyback Requesting Investors on the basis of the number of shares of Registrable Securities requested to be Registered by all such Piggyback Requesting Investors, and (C) third, other securities, if any.

(ii)            Any Investor may withdraw its request to have all or any portion of its Registrable Securities included in any such offering by notice to Parent within 10 days after receipt of a copy of a notice from the managing underwriter pursuant to this Section 4.6(b).

(c)            Investors to be Parties to Underwriting Agreement. The holders of Registrable Securities to be distributed by underwriters in an underwritten offering contemplated by Section 4.6(b) will be parties to the underwriting agreement between Parent and such underwriters, and any such Investor, at its option, may reasonably require that any or all of the representations and warranties by, and the other agreements on the part of, Parent to and for the benefit of such underwriters will also be made to and for the benefit of such Investor and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of such Investor. Neither such Investor nor any of its Affiliates will be required to make any representations or warranties to or agreements with Parent or the underwriters other than representations, warranties or agreements regarding such Investor or Affiliate, such holder’s shares of Registrable Securities and such holder’s intended plan of distribution.

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(d)            Holdback Agreements.

(i)             Each Investor agrees, unless otherwise agreed to by the managing underwriter for any underwritten offering pursuant to this Agreement, not to effect any sale or distribution of any equity securities of Parent or securities convertible into or exchangeable or exercisable for equity securities of Parent, including any sale under Rule 144 under the U.S. Securities Act, during the 10 days prior to the date on which an underwritten Registration of Registrable Securities pursuant to Section 4.1 or Section 4.2 has become effective and until 90 days after the effective date of such underwritten registration, except as part of such underwritten Registration or to the extent that such Investor is prohibited by applicable Law from agreeing to withhold securities from sale or is acting in its capacity as a fiduciary or an investment adviser. Without limiting the scope of the term “fiduciary,” a holder will be deemed to be acting as a fiduciary or an investment adviser if its actions or the securities proposed to be sold are subject to the Employee Retirement Income Security Act of 1974, as amended, the Investment Company Act of 1940, as amended, or the Investment Advisers Act of 1940, as amended, or if such securities are held in a separate account under applicable insurance law or regulation.

(ii)            Parent agrees (A) not to effect any public offering or distribution of any equity securities of Parent, or securities convertible into or exchangeable or exercisable for equity securities of Parent, during the 10 days prior to the date on which any underwritten Registration pursuant to Section 4.1(a) or Section 4.2 has become effective and until 90 days after the effective date of such underwritten registration, except as part of such underwritten registration, and (B) to cause each holder of any equity securities, or securities convertible into or exchangeable or exercisable for equity securities, in each case acquired from Parent at any time on or after the Closing Date (other than in a public offering), to agree not to effect any public offering or distribution of such securities during such period.

(iii)          The foregoing restrictions are in addition to any share holdback agreements to which an Investor is party.

4.7            Preparation: Reasonable Investigation.

(a)            Registration Statements. In connection with the preparation and filing of each registration statement under the U.S. Securities Act pursuant to this Agreement, Parent will (i) give representatives (designated to Parent in writing) of each Selling Investor, the underwriters, if any, and one firm of counsel, one firm of accountants and one firm of other agents retained on behalf of all underwriters and one firm of counsel, one firm of accountants and one firm of other agents retained on behalf of the Selling Investors (as a group), the reasonable opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the SEC, and each amendment thereof or supplement thereto, (ii) upon reasonable advance notice to Parent, give each of them such reasonable access to all financial and other records, corporate documents and properties of Parent and its Subsidiaries as necessary, in the reasonable opinion of such Selling Investors’ and such underwriters’ counsel, to conduct a reasonable due diligence investigation for purposes of the U.S. Securities Act, and (iii) upon reasonable advance notice to Parent, provide such reasonable opportunities to discuss the business of Parent with Parent’s officers, directors and employees and the independent public accounting firm that has certified Parent’s financial statements as is necessary, in the reasonable opinion of such Selling Investors’ and such underwriters’ counsel, to conduct a reasonable due diligence investigation for purposes of the U.S. Securities Act.

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(b)            Confidentiality. Each Investor will maintain the confidentiality of any confidential information received from or otherwise made available by Parent to such Investor. Information that (i) is or becomes available to an Investor from a public source other than as a result of a disclosure by such Investor or any of its Affiliates, (ii) is disclosed to an Investor by a third-party source that the Investor reasonably believes is not bound by an obligation of confidentiality to Parent, (iii) is or becomes required to be disclosed by an Investor by law, including by court order, or (iv) is independently developed by an Investor, will not be deemed to be confidential information for purposes of this Agreement. No Investor will grant access, and Parent will not be required to grant access, to information under this Section 4.6 to any Person that will not agree to maintain the confidentiality (to the same extent an Investor is required to maintain confidentiality) of any confidential information received from or otherwise made available to such Investor by Parent under this Agreement.

4.8            Postponements.

(a)            Failure to File. If Parent fails to file any registration statement to be filed pursuant to a request for Registration under Section 4.1(a), the Demanding Investor requesting such Registration will have the right to withdraw the request for registration. Any such withdrawal must be made by giving written notice to Parent within 20 days after, in the case of a request pursuant to Section 4.1(a), the date on which a registration statement would otherwise have been required to have been filed with the SEC under Section 4.5(a)(i). In the event of such withdrawal, the request for Registration will not be counted for purposes of determining the number of registrations to which the Investor is entitled pursuant to Section 4.1. Parent will pay all Expenses incurred in connection with a request for Registration withdrawn pursuant to this paragraph.

(b)            Adverse Effect. Parent will not be obligated to file any registration statement, or file any amendment or supplement to any registration statement, and may suspend any Selling Investor’s rights to make sales pursuant to any effective registration statement, at any time (but not to exceed two times in any 12-month period) Parent, in the good faith judgment of the Parent Board, reasonably believes that the filing thereof at the time requested, or the offering of securities pursuant thereto, would adversely affect a pending or proposed public offering of Parent’s securities, a material financing, or a material acquisition, merger, recapitalization, consolidation, reorganization or similar transaction, or negotiations, discussions or pending proposals with respect thereto. The filing of a registration statement, or any amendment or supplement thereto, by Parent cannot be deferred, and the Selling Investors’ rights to make sales pursuant to an effective registration statement cannot be suspended, pursuant to the provisions of the immediately preceding sentence for more than 10 days after the abandonment or consummation of any of the foregoing proposals or transactions or for more than 60 days after the date of the Parent Board’s determination referenced in such sentence. If Parent suspends the Selling Investors’ rights to make sales pursuant hereto, the applicable Registration period will be extended by the number of days of such suspension.

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4.9            Indemnification.

(a)            By Parent. In connection with any registration statement filed by Parent pursuant to Section 4.1 or Section 4.2, to the fullest extent permitted by law, Parent will and hereby agrees to indemnify and hold harmless (i) each Investor and seller of any Registrable Securities covered by such registration statement, (ii) each other Person who participates as an underwriter in the offering or sale of such securities, (iii) each other Person, if any, who controls (within the meaning of the U.S. Exchange Act) such Investor or seller or any such underwriter, and (iv) their respective shareholders, members, directors, officers, managers, employees, partners, agents and Affiliates (each, a “Parent Indemnitee”), in each case against any losses, claims, damages, liabilities (including actions or proceedings, whether commenced or threatened, in respect thereof, whether or not such indemnified party is a party thereto), joint or several, and expenses, including the reasonable fees, disbursements and other charges of legal counsel and reasonable costs of investigation, in each case to which such Parent Indemnitee may become subject under the U.S. Securities Act or otherwise (collectively, a “Loss” or “Losses”), to the extent such Losses arise out of or are based upon (A) any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were Registered or otherwise offered or sold under the U.S. Securities Act or otherwise, any preliminary prospectus, final prospectus or summary prospectus related thereto, or any amendment or supplement thereto, or any document incorporated by reference therein (collectively, “Offering Documents”), (B) any omission or alleged omission to state in such Offering Documents a material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances in which they were made not misleading, or (C) any violation by Parent of any federal or state law, rule or regulation applicable to Parent and relating to action required of or inaction by Parent in connection with any such registration; provided, however, that, Parent will not be liable in any such case to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Offering Documents in reliance upon and in conformity with information furnished to Parent in writing by or on behalf of such Parent Indemnitee stating that it is for use therein; and provided, further, that Parent will not be liable to any Person who participates as an underwriter in the offering or sale of shares of Registrable Securities, or who controls (within the meaning of the U.S. Exchange Act) such underwriter, in any such case to the extent that any such Loss arises out of such Person’s failure to send or give a copy of the final prospectus (including any documents incorporated by reference therein), as the same may be then supplemented or amended, to the Person asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such final prospectus. The foregoing indemnity will remain in full force and effect regardless of any investigation made by or on behalf of any Parent Indemnitee and will survive the transfer of such securities by such Parent Indemnitee.

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(b)            By Investors and Sellers. In connection with any registration statement filed by Parent pursuant to Section 4.1 or Section 4.2 in which an Investor has Registered for sale shares of Registrable Securities, each such Investor or seller of shares of Registrable Securities will, and hereby agrees to, indemnify and hold harmless to the fullest extent permitted by Law (i) Parent and each of its directors, officers, employees, agents, Affiliates and each other Person, if any, who controls (within the meaning of the U.S. Exchange Act) Parent and (ii) each other seller and such other seller’s directors, officers, managers, agents and Affiliates (each, an “Investor Indemnitee”), in each case against all Losses to the extent such Losses arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Offering Document or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in the light of circumstances in which they were made not misleading, if such untrue statement or alleged untrue statement or omission or alleged omission was made by Parent in reliance upon and in conformity with information furnished to Parent in writing by or on behalf of such Investor or other seller of shares of Registrable Securities stating that it is for use therein; provided, however, that the liability of such indemnifying party under this Section 4.9(b) will be limited to the amount of the net proceeds (after giving effect to underwriting discounts and commissions) received by such indemnifying party in the sale of Registrable Securities giving rise to such liability. The foregoing indemnity will remain in full force and effect regardless of any investigation made by or on behalf of the Investor Indemnitee and will survive the transfer of such securities by such indemnifying party.

(c)            Notice of Loss, Etc. Promptly after receipt by an indemnified party of written notice of the commencement of any action or proceeding involving a Loss referred to in Section 4.9(a) or Section 4.9(b), such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; but the failure of any indemnified party to give notice as provided herein will not relieve the indemnifying party of its obligations under Section 4.9(a) or Section 4.9(b) except to the extent that the indemnifying party is materially and actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, (i) the indemnifying party will be entitled to participate in and, unless in the indemnified party’s reasonable judgment a conflict of interest exists between the indemnified and indemnifying parties in respect of such Loss, to assume and control the defense thereof, at its own expense, jointly with any other indemnifying party similarly notified, to the extent that it may wish, with counsel reasonably satisfactory to the indemnified party, and (ii) after its assumption of the defense thereof, the indemnifying party will not be liable to the indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation, unless in the indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties arises in respect of such claim after the assumption of the defense thereof. No indemnifying party will be liable for any settlement of any such action or proceeding effected without the indemnifying party’s written consent, which will not be unreasonably withheld. No indemnifying party will, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to the indemnified party of a release from all liability in respect of such Loss or which requires action on the part of the indemnified party or otherwise subjects the indemnified party to any obligation or restriction to which it would not otherwise be subject.

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(d)            Contribution. If the indemnification provided for in Section 4.9(a) or Section 4.9(b) are for any reason be unavailable in respect of any Loss, then, in lieu of the amount paid or payable under Section 4.9(a) or Section 4.9(b), the indemnified party and the indemnifying party under Section 4.9(a) or Section 4.9(b), as applicable, will contribute to the aggregate Losses (including legal or other expenses reasonably incurred in connection with investigating the same) (i) in such proportion as is appropriate to reflect the relative fault of Parent and the prospective sellers of Registrable Securities covered by the registration statement that resulted in such Loss with respect to the statements, omissions or action that resulted in such Loss, as well as any other relevant equitable considerations or (ii) if the allocation provided by the preceding clause (i) is not permitted by applicable Law, in such proportion as is appropriate to reflect the relative benefits received by Parent, on the one hand, and such prospective sellers, on the other hand, from their sale of Registrable Securities; provided that, for purposes of this clause (ii), the relative benefits received by the prospective sellers will be deemed not to exceed the amount received by such sellers. No Person guilty of fraudulent misrepresentation (within the meaning of Section 10(f) of the U.S. Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The obligations, if any, of the Selling Investors to contribute as provided in this subsection (d) are not joint but are several in proportion to the relative value of their respective Registrable Securities covered by such registration statement. In addition, no Person will be obligated to contribute amounts under this Section 4.9(d) in payment for any settlement of any Loss effected without such Person’s consent, not to be unreasonably withheld, conditioned or delayed.

(e)            Other Indemnification. Parent will, in connection with any registration statement filed by Parent pursuant to Section 4.1(a) or Section 4.2, and each Investor who has Registered for sale of Registrable Securities will, with respect to any required Registration or other qualification of securities under any federal or state law or regulation of any Governmental Entity other than the U.S. Securities Act, indemnify Investor Indemnitees and Parent Indemnitees, respectively, against Losses, or, to the extent that indemnification will be unavailable to an Investor Indemnitee or a Parent Indemnitee, contribute to the aggregate Losses of such Investor Indemnitee or Parent Indemnitee in a manner similar to that specified in the preceding subsections of this Section 4.9 (with appropriate modifications).

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(f)             Indemnification Payments. The indemnification and contribution required by this Section 4.9 will be made by periodic payments of the amount thereof during the course of any investigation or defense, as and when any Loss is incurred and is due and payable.

4.10          Registration Rights to Others. If Parent at any time hereafter provides to any holder of any securities of Parent rights with respect to the Registration of such securities under the U.S. Securities Act, then such rights must not be in conflict with or adversely affect any of the rights provided to the holders of Registrable Securities in, or conflict (in a manner that adversely affects holders of Registrable Securities) with any other provisions included in, this Agreement without the prior written consent of Sponsor and the Roney Representative.

4.11          Adjustments Affecting Registrable Securities. Without the written consent of each Investor, Parent will not affect or permit to occur any combination, subdivision or reclassification of Registrable Securities that would materially and adversely affect the ability of the Investors to include shares of such Registrable Securities in any Registration of Parent’s securities under the U.S. Securities Act or the marketability of such Registrable Securities under any such Registration or other offering.

4.12          Rule 144 and Rule 144A. Parent will take all actions reasonably necessary to enable the Investors to sell Registrable Securities without Registration under the U.S. Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the U.S. Securities Act, (b) Rule 144A under the U.S. Securities Act, or (c) any similar rules or regulations hereafter adopted by the SEC, including Parent’s filing on a timely basis all reports required to be filed under the U.S. Exchange Act. Upon the written request of any Investor, Parent will deliver to such Investor a written statement as to Parent’s compliance with such requirements.

4.13          Calculation of Registrable Securities. For purposes of this Agreement, all references to a percentage or number of shares of Registrable Securities will be calculated based upon the number of shares of Registrable Securities, as the case may be, reported as outstanding in the last periodic report filed with the SEC at the time such calculation is made and will exclude any Registrable Securities owned by Parent or any Subsidiary of Parent.

4.14          Termination of Registration Rights. Parent’s obligations under Section 4.1, Section 4.2 and Section 4.3 to Register Registrable Securities for sale under the U.S. Securities Act with respect to any Investor will terminate on the first date on which no shares of Registrable Securities are held by such Investor.

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Article V Miscellaneous

5.1            Modification or Amendment. This Agreement may be amended and Parent may take action herein prohibited, or omit to perform any act herein required to be performed by it, if and only if Parent has obtained the prior written consent of each Major Investor who then holds at least 5% of the outstanding Common Shares.

5.2            Waiver. The terms and provisions of this Agreement may be waived only by a written document executed by the Party or Parties granting such waiver. Each such waiver will be effective only in the specific instance and for the purpose for which it was given, and will not constitute a continuing waiver. No failure or delay by a Party to exercise any right, power or remedy under this Agreement, and no course of dealing among the Parties, will operate as a waiver of any such right, power or remedy of such Party. All remedies hereunder are cumulative, and the election of any remedy by a Party will not constitute a waiver of the right of such Party to pursue other available remedies. For the avoidance of doubt, Parent may not waive its rights pursuant to Article III without the prior consent of Sponsor.

5.3            Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by pdf or other readable electronic format), each such counterpart being deemed to be an original instrument, with the same effect as if the signature thereto and hereto were upon the same instrument, and will become effective when one or more counterparts have been signed by each of the Parties and delivered (including by email or DocuSign) to the other Parties, and all such counterparts will together constitute one and the same agreement. Notwithstanding anything to the contrary in this Agreement, this Agreement will not be effective, and the Parties will have no obligations whatsoever hereunder, unless and until the Closing occurs, it being acknowledged and agreed that the effectiveness of this Agreement is expressly conditioned on the Closing occurring. This Agreement will automatically terminate upon any termination of the Transaction Agreement pursuant to Article VII thereof, and upon such termination will be of no further force or effect. Without limiting the foregoing, any VWE Investor who, pursuant to Section 5.18 of the Transaction Agreement, does not have the right to receive Common Shares at the Closing will be removed as a Party to this Agreement with no further action.

5.4            Governing Law; Venue; Waiver of Jury Trial.

(a)             This Agreement will be construed and enforced in accordance with the Laws of the State of Delaware, without regard to the conflict of laws principles that would result in the application of any Law other than the Law of the State of Delaware.

(b)            All actions arising out of or relating to this Agreement will be heard and determined in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). The Parties (i) submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) for the purpose of any action arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement and (ii) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such action, any claim that they are not subject personally to the jurisdiction of the above-named courts, that the property is exempt or immune from attachment or execution, that any such action is brought in an inconvenient forum, that the venue of such action is improper or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts. Each of the Parties agrees that mailing of process or other papers in connection with any action or proceeding in the manner provided in Section 5.6 or such other manner as may be permitted by Law will be valid and sufficient service of process.

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(c)            EACH PARTY HEREBY IRREVOCABLY WAIVES, AND WILL CAUSE ITS SUBSIDIARIES AND AFFILIATES TO WAIVE, ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

5.5            Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the other provisions of this Section 5.5, the Parties acknowledge and agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that (a) the Parties will be entitled to an injunction or injunctions, specific performance or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof without proof of damages or otherwise, and that such relief may be sought in addition to and will not limit, diminish or otherwise impair, any other remedy to which they are entitled under this Agreement, (b) the provisions set forth herein are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and will not be construed to limit, diminish or otherwise impair in any respect any Party’s right to specific enforcement, and (c) the right of specific enforcement is an integral part of this Agreement and without that right, none of Parties would have entered into this Agreement. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 5.5 will not be required to provide any bond or other security in connection with any such order or injunction. For the avoidance of doubt, the other Parties acknowledge and agree that the rights of Parent pursuant to Article V may be specifically enforced by Sponsor.

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5.6            Notices. All notices, requests and other communications among the Parties will be in writing and will be deemed to have been duly given (a) when delivered in person, (b) when delivered by FedEx or other nationally recognized overnight delivery service, or (c) when delivered by email (so long as the sender of any such e-mail has not received an e-mail from the applicable server indicating a delivery failure) and promptly confirmed by delivery in person or by post or overnight courier as aforesaid in each case, according to the instructions set forth below, or to such other address or addresses as any such Party may from time to time designate to the others in writing. Such notices will be deemed given: at the time of personal delivery, if delivered in person; one Business Day after being sent, if sent by reputable, overnight delivery service; and at the time sent (so long as the sender of any such e-mail has not received an e-mail from the applicable server indicating a delivery failure), if sent by email prior to 5:00 p.m. local time of the recipient on a Business Day; or on the next Business Day if sent by email after 5:00 p.m. local time of the recipient on a Business Day or on a non-Business Day. Such communications will be delivered:

(a)            If to Parent, then to:

Vintage Wine Estates, Inc.
937 Tahoe Boulevard

Incline Village, NV 89451
E-mail: pat@vintagewineestates.com

with copies (which shall not constitute notice) to:

Foley & Lardner LLP

321 North Clark Street, Suite 3000

Chicago, IL 60654

Attention: Patrick Daugherty

E-mail: pdaugherty@foley.com

(b)            If to the Roney Representative, then to:

Patrick A. Roney
998 Third Green Court
Incline Village, NV 89451
E-mail: pat@vintagewineestates.com

(c)            If to a Roney Investor, then to such Investor (addressed by name) at:

998 Third Green Court
Incline Village, NV 89451
Attention: Patrick A. Roney
E-mail: pat@vintagewineestates.com

(d)            If to a Rudd Investor, then to such Investor (addressed by name) at:

Leslie Rudd Investment Co.
2416 E. 37th Street North
Wichita, KS 67219
Attention: Darrell D. Swank
E-mail: Darrell.Swank@lrico.com

with copies (which shall not constitute notice) to:

Leslie Rudd Investment Co.
2416 E. 37th Street North
Wichita, KS 67219
Attention: Angie Gregory
E-mail: Angie.Gregory@lrico.com

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(e)            If to Sponsor, then to:

Bespoke Capital Acquisition Corp.
c/o Bespoke Capital Partners
115 Park Street, 3rd Floor
London, W1K 7AP, United Kingdom
Attention: Mark Harms
Email: mark.harms@bespokecp.com

with copies (which shall not constitute notice) to:

Jones Day
250 Vesey Street
New York, NY 10281
Attention: Robert A. Profusek
E-mail: raprofusek@jonesday.com

(f)            If to Fund Investor, then to the person and at the place specified in the signature pages hereto.

(g)           If to a Sebastiani Investor, then to the person and at the place specified in the signature pages hereto.

5.7           Entire Agreement. This Agreement and, as among the Company, Parent and Sponsor, the Transaction Agreement, constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

5.8           No Third-Party Beneficiaries. The representations, warranties and covenants set forth herein are solely for the benefit of the Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder.

5.9           Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, then (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

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5.10          Interpretation; Construction.

(a)            The headings herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, such reference will be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” All pronouns and all variations thereof will be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. Where a reference in this Agreement is made to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder. All references to “days” will be to calendar days unless otherwise indicated as a “Business Day.”

(b)            The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

5.11          Assignment. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of Parent and, in the case of an assignment or delegation by the Roney Representative, Sponsor. Any purported assignment in violation of this Agreement is void.

5.12          Remedies. This Agreement may only be enforced, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought, against the entities that are expressly named as Parties and then only with respect to the representations, warranties, covenants or other obligations or agreements set forth herein with respect to such Party.

5.13          Further Assurances. Without further consideration, each Party will execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further actions as may be reasonably necessary or desirable to effect the transactions contemplated by this Agreement.

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[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

RONEY REPRESENTATIVE:

By:
Name:	Patrick A. Roney

SPONSOR:

BESPOKE SPONSOR CAPITAL LP

By:
Name:
Title:

PARENT:

VINTAGE WINE ESTATES, INC.

By:
Name:	Patrick A. Roney
Title:	Chief Executive Officer

VWE INVESTORS:

MARITAL TRUST D UNDER THE LESLIE G. RUDD LIVING TRUST U/A/D 3/31/1999, AS AMENDED

By:
Name:	Darrell D. Swank
Title:	Trustee

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By:
Name:	Steven Kay
Title:	Trustee

By:
Name:	Jason Snider
Title:	Trustee

By:
Name:	Angie Gregory
Title:	Trustee

SLR NON-EXEMPT TRUST UAD 4/21/2018

By:
Name:	Darrell D. Swank
Title:	Trustee

By:
Name:	Steven Kay
Title:	Trustee

By:
Name:	Patrick A. Roney
Title:	Trustee

By:
Name:	Jason Snider
Title:	Trustee

PATRICK A. RONEY AND LAURA G. RONEY TRUST

By:
Name:	Patrick A. Roney
Title:	Trustee

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By:
Name:	Laura G. Roney
Title:	Trustee

SEAN RONEY

By:
Name:	Sean Roney

SONOMA BRANDS II, L.P.

By:
Name:	Jonathan Sebastiani
Title:

SONOMA BRANDS II SELECT, L.P.

By:
Name:	Jonathan Sebastiani
Title:

SONOMA BRANDS VWE CO-INVEST, L.P.

By:
Name:	Jonathan Sebastiani
Title:

Notices:

Name:
Address:
Email:

[signature pages for remaining VWE Investors and for Wasatch as “Fund Investor” to be added]

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Annex A

Definitions

The following capitalized terms used herein have the following meanings:

“2028 Annual Meeting” is defined in Section 2.2.

“Agreement” is defined in the Preamble.

“Common Shares” means the shares of common stock of Parent.

“Company” is defined in the Recitals.

“Demand Takedown” is defined in Section 4.2(d)(i).

“Designated Directors” means the Roney Designated Directors and the Sponsor Designated Directors.

“Director Designation Period” means either the Roney Director Designation Period or the Sponsor Director Designation Period.

“Effectiveness Period” is defined in Section 4.5(a)(ii).

“Expenses” means all expenses incurred by Parent incident to Parent’s performance of or compliance with its obligations under this Agreement, including (a) all registration, filing and listing fees, (b) all fees, disbursements and other charges of counsel for Parent and of its independent registered public accounting firm, including the expenses incurred in connection with “cold comfort” letters required by or incident to such performance and compliance, and (c) all fees and expenses of other Persons retained by Parent, but excluding underwriting discounts and commissions and applicable transfer taxes, if any, which discounts, commissions and transfer taxes will be borne by the seller or sellers of Registrable Securities in all cases, along with all other expenses incurred by them except for the fees and expenses of one law firm engaged to represent all such Selling Investors.

“Form S-1” means a registration statement on Form S-1.

“Form S-3” means a registration statement on Form S-3 or any similar short-form registration that may be available at such time.

“Form S-4” means a registration statement on Form S-4.

“General Proxy Period” means the period beginning on the Closing Date and ending upon the earlier to occur of (a) seven years from the Closing Date and (b) the date on which the Roney Investors cease to own, in the aggregate, 10% or more of the outstanding Common Shares.

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“Initial Major Investor Expiration Date” is defined in clause (a) of the definition of Lock-Up Period.

“Initial Non-Founder VWE Investor Expiration Date” is defined in clause (a) of the definition of Lock-Up Period.

“Investors” is defined in the Preamble.

“Investor Indemnitee” is defined in Section 4.9(b).

“Investor Information” is defined in Section 4.5(b).

“Lock-up Period” means:

(a) with respect to each Major Investor, the period commencing on the Closing Date and ending on (i) with respect to the first Releasing Portion, the date that is 18 months after the Closing Date (the “Initial Major Investor Expiration Date”), (ii) with respect to the next 16 Releasing Portions, the calendar day in each of the following 16 months that is the same calendar day as the Closing Date was with respect to the month in which the Closing occurred (or, if no such day exists in such month, then the last day of such month), and (iii) with respect to any remaining Transaction Common Shares of such Major Investor for which the Lock-up Period has not previously expired under clause (a)(i) or (a)(ii), the date that is 35 months after the Closing Date; and

(b) with respect to each Non-Founder VWE Investor, the period commencing on the Closing Date and ending on (i) with respect to the first Releasing Portion, the date that is six months after the Closing Date (the “Initial Non-Founder VWE Investor Expiration Date”), (ii) with respect to the next four Releasing Portions, the calendar day in each of the following four months that is the same calendar day as the Closing Date was with respect to the month in which the Closing occurred (or, if no such day exists in such month, then the last day of such month), and (iii) with respect to any remaining Transaction Common Shares of such Non-Founder VWE Investor for which the Lock-up Period has not previously expired under clause (b)(i) or (b)(ii), the date that is 11 months after the Closing Date.

“Loss” is defined in Section 4.9(a).

“Major Investors” means Sponsor, the Sebastiani Investors, the Roney Investors and the Rudd Investors.

“Market Price” means, on any date of determination, the average of the daily closing price of the Registrable Securities during the immediately preceding 30 days on which the national securities exchanges are open for trading.

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“Material Stock Acquisition” means a transaction in connection with which Parent issues Common Shares representing more than 35% of the Common Shares then outstanding. Common Shares that underlie options or other derivative instruments are deemed “outstanding” for purposes of this definition if and to the extent that they are deemed outstanding under SEC Rule 13d-3.

“Merger” is defined in the Preamble.

“Merger Sub” is defined in the Recitals.

“Minimum Number” means 4% of the total number of Common Shares outstanding as of the relevant date or such lower percentage to which the Roney Representative or Sponsor, as applicable, may agree (such agreement not to be unreasonably withheld, conditioned or delayed) upon the request of the other. Common Shares that underlie options or other derivative instruments are deemed “outstanding” for purposes of this definition if and to the extent that they are deemed outstanding under SEC Rule 13d-3.

“New Registration Statement” is defined in Section 4.2(c).

“Nominating Committee” is defined in Section 2.2(a).

“Non-Founder VWE Investors” means the VWE Investors other than the Sebastiani Investors, the Roney Investors and the Rudd Investors.

“Offering Documents” is defined in Section 4.9(a).

“Parent” is defined in the Preamble.

“Parent Board” means the Board of Directors of Parent, composed of nine directors or such other number of directors as may be specified in the certificate of incorporation or bylaws of Parent or as determined by the Parent Board in accordance with such certificate or bylaws.

“Parent Indemnitee” is defined in Section 4.9(a).

“Piggyback Requesting Investor” is defined in Section 4.3(a).

“Proxy Investors” is defined in Section 2.5.

“Register,” “Registered” and “Registration” mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the U.S. Securities Act and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

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“Registrable Securities” means the (a) Common Shares issued to the Investors in the Merger (including shares resulting from the Domestication described in Section 1.2(a)(iii) of the Transaction Agreement), (b) the Earnout Shares issuable to the VWE Investors pursuant to the terms of the Transaction Agreement, (c) all Common Shares issued to the Fund Investor prior to the date of this Agreement, and (d) all Common Shares issued to any Investor with respect to such securities referred to in clauses (a), (b) and (c) by way of any share split, share dividend or other distribution, recapitalization, share exchange, share reconstruction, amalgamation, contractual control arrangement or similar event. As to any particular Registrable Securities, such securities will cease to be Registrable Securities when (i) a registration statement with respect to the sale of such securities has become effective under the U.S. Securities Act and such securities have been sold, transferred, disposed of or exchanged in accordance with such registration statement, (ii) such securities have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer have been delivered by Parent and subsequent public distribution of them will not require Registration under the U.S. Securities Act, (iii) such securities have ceased to be outstanding, or (iv) the Registrable Securities are saleable under Rule 144 without volume limitations under Rule 144.

“Releasing Portion” means (a) with respect to each Major Investor, 1/18 of the Transaction Common Shares held by such Major Investor on the Initial Major Investor Expiration Date (subject to adjustment for any issuance of Earnout Shares, share spilt or similar event or any Transfer of Transaction Common Shares permitted by Article I, in each case after the Initial Major Investor Expiration Date), and (b) with respect to each Non-Founder VWE Investor, 1/6 of the Transaction Common Shares held by such Non-Founder VWE Investor on the Initial Non-Founder VWE Investor Expiration Date (subject to adjustment for any issuance of Earnout Shares, share spilt or similar event or any Transfer of Transaction Common Shares permitted by Article I, in each case after the Initial Non-Founder VWE Investor Expiration Date).

“Requesting Holder” is defined in Section 4.2(d)(i).

“Resale Shelf Registration Statement” is defined in Section 4.2(a).

“Reserved Matter” means (a) the issuance of equity by Parent or the adoption of any equity plan by Parent, (b) any merger, consolidation or other business combination transaction to which Parent is a party (other than such a transaction resulting in a change of domicile, without more), (c) any transaction pursuant to which any executive officer, director or Affiliate of Parent has an interest that is different from, or in addition to, the interests of Parent shareholders generally, (d) any amendment of Parent’s certificate of incorporation or bylaws (other than an amendment that does not discriminate by its terms against any class, series or group of Parent shareholders or any particular Parent shareholder or adversely affect shareholder rights in a significant respect), and (e) any matter as to which Sponsor is advised in writing by a nationally recognized law firm that the failure to exercise independent judgment would be a breach of any law, exchange listing requirement, fiduciary duty or contract.

“Roney Director Designation Period” is defined in Section 2.2(b).

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“Roney Investors” means the Patrick A. Roney and Laura G. Roney Trust and Sean Roney.

“Roney Nominee” is defined in Section 2.2(a).

“Roney Representative” means Patrick A. Roney or, if he is not then living, the trustee of the Rudd Investor that owns a majority of the total Common Shares then held by the Rudd Investors.

“Rudd Investors” means Marital Trust D under the Leslie G. Rudd Living Trust U/A/D 3/31/1999, as amended, the SLR Non-Exempt Trust U/A/D 4/21/2018 [and the Rudd Foundation].

“S-3 Eligibility Date” is defined in Section 4.2(a).

“Sebastiani Investors” means [Sonoma Brands II, L.P., Sonoma Brands II Select, L.P., and Sonoma Brands VWE Co-Invest, L.P.]

“SEC Guidance” is defined in Section 4.2(c).

“Selling Investor” means a holder of Registrable Securities requested to be Registered pursuant to this Agreement.

“Specified Investors” means the Investors other than the Fund Investor.

“Sponsor” is defined in the Preamble.

“Sponsor Director Designation Period” is defined in Section 2.3(b).

“Sponsor Nominee” is defined in Section 2.3(a).

“Transaction Agreement” is defined in the Recitals.

“Transaction Common Shares” is defined in Section 1.1.

“Transfer” means to (a) sell, offer to sell, contract or agree to sell, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the U.S. Exchange Act with respect to any Common Shares, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Common Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b), but not a transfer of an equity interest in an Investor that is an entity.

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“Underwritten Takedown” means an underwritten public offering of Registrable Securities pursuant to a Resale Shelf Registration Statement, as amended or supplemented.

“VWE Investors” is defined in the Preamble.

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